SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State Registration - 10146326-50

Publicly-Held Company - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

Quarterly Financial Information

June / 2014

	SUMMARY
QUARTERLY FINANCIAL INFORMATION			3
Statements of Financial Position		3
Statements of Income		5
Statements of Income – Turnover for the second quarter		6
Statements of Comprehensive Income		7
Statements of Comprehensive Income Turnover for the second quarter		8
Statements of Changes in Equity		9
Statements of Cash Flows		10
Statements of Added Value		12
NOTES TO THE QUARTELY FINANCIAL INFORMATION			14
1	General Information	14
2	Basis of Preparation	14
3	Significant Accounting Policies	15
4	Cash and Cash Equivalents	15
5	Bonds and Securities	16
6	Collaterals and Escrow Accounts	17
7	Trade Accounts Receivable	18
8	CRC Transferred to the State Government of Paraná	19
9	Accounts receivable related to the concession	20
10	Accounts receivable related to the concession extension	21
11	Other Receivables	21
12	Inventories	22
13	Income Tax, Social Contribution and Other Taxes	22
14	Judicial Deposits	26
15	Related parties	27
16	Investments	29
17	Property, Plant and Equipment	36
18	Intangible Asset	39
19	Payroll, Social Charges and Accruals	41
20	Suppliers	41
21	Loans and Financing	43
22	Debentures	49
23	Post-Employment Benefits	50
24	Customer Charges Due	52
25	Research and Development and Energy Efficiency	52
26	Accounts Payable related to concession - Use of Public Property	53
27	Other Accounts Payable	54
28	Provision for Contingencies	54
29	Equity…	61
30	Operating Revenues	63
31	Operating Costs and Expenses	67
32	Financial Results	74
33	Operating Segment	75
34	Financial Instruments	79
35	Related Party Transactions	90
36	Insurance	94
37	Regulatory Assets and Liabilities	94
38	Law 12.973 of May 15, 2014	97
COMMENTS ON PERFORMANCE FOR THE PERIOD			98
INDEPENDENT AUDITORS’ REVIEW REPORT			107

QUARTERLY FINANCIAL INFORMATION

Statements of Financial Position

as of June 30, 2014 and December 31, 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note	Parent Company		Consolidated
		06.30.2014	12.31.2013	06.30.2014	12.31.2013
CURRENT ASSETS
Cash and cash equivalents	4	535,830	10,410	2,063,537	1,741,632
Bonds and securities	5	147	186	429,447	389,222
Collaterals and escrow accounts	6	-	-	21,235	1,976
Trade accounts receivable	7	-	-	1,847,832	1,337,628
Dividends receivable	15.1	450,943	381,371	17,795	9,500
CRC transferred to the State Government of Paraná	8	89,184	85,448	89,184	85,448
Accounts receivable related to the concession	9	-	-	6,258	4,396
Accounts receivable related to the concession extension	10	-	-	385,264	352,161
Other current receivables	11	21,005	3,869	502,416	395,890
Inventories	12	-	-	140,515	139,278
Income Tax and Social Contribution	13.1	20,532	42,494	65,506	133,158
Other current recoverable taxes	13.3	-	-	117,882	70,013
Prepaid expenses	-	-	-	17,652	19,982
		1,117,641	523,778	5,704,523	4,680,284
NONCURRENT ASSETS
Long Term Assets
Bonds and securities	5	-	-	115,646	120,536
Collaterals and escrow accounts	6	-	-	46,337	45,371
Trade accounts receivable	7	-	-	71,239	132,686
CRC transferred to the State Government of Paraná	8	1,276,497	1,295,106	1,276,497	1,295,106
Judicial deposits	14	272,744	272,115	704,676	675,225
Accounts receivable related to the concession	9	-	-	3,898,826	3,484,268
Accounts receivable related to the concession extension	10	-	-	189,564	365,645
Other noncurrent receivables	11	95	-	23,448	29,435
Income Tax and Social Contribution	13.1	177,932	169,717	191,865	197,659
Other noncurrent recoverable taxes	13.3	-	-	171,421	124,498
Deferred Income Tax and Social Contribution	13.2	108,850	91,205	887,087	753,413
Prepaid expenses	-	-	-	197	399
Receivable from related parties	15.1	176,067	64,815	115,696	-
		2,012,185	1,892,958	7,692,499	7,224,241
Investments	16	12,342,413	12,055,619	1,393,943	1,187,927
Property, Plant and Equipment, net	17	30,073	29	8,158,830	7,983,632
Intangible Assets	18	1,939	-	2,116,183	2,035,361
		14,386,610	13,948,606	19,361,455	18,431,161

TOTAL ASSETS		15,504,251	14,472,384	25,065,978	23,111,445

Notes are an integral part of this quarterly information

Statements of Financial Position

as of June 30, 2014 and December 31, 2013 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	Parent Company		Consolidated
		06.30.2014	12.31.2013	06.30.2014	12.31.2013

CURRENT LIABILITIES
Payroll, social charges and accruals	19	18,935	4,946	185,585	239,685
Payable to subsidiary	15.2	-	468,317	-	-
Suppliers	20	3,316	3,211	1,235,215	1,092,239
Income Tax and Social Contribution Payable	13.1	-	-	373,817	297,620
Other taxes due	13.3	747	25,481	210,818	300,731
Loans and financing	21	303,759	562,801	566,088	957,106
Debentures	22	10,491	-	399,769	57,462
Dividend payable	-	3,372	3,047	4,579	18,713
Post employment benefits	23	14	2	31,041	29,983
Customer charges due	24	-	-	24,897	37,994
Research and Development and Energy Efficiency	25	-	-	126,537	127,860
Accounts payable related to concession - Use of Public Property	26	-	-	52,532	51,481
Other accounts payable	27	27,010	16,432	162,883	137,011
		367,644	1,084,237	3,373,761	3,347,885

NONCURRENT LIABILITIES
Suppliers	20	-	-	37,775	50,121
Other taxes due	13.3	497	40	77,499	68,402
Deferred Income Tax and Social Contribution	13.2	-	-	343,794	420,501
Loans and financing	21	684,427	456,752	2,577,959	2,366,678
Debentures	22	994,216	-	2,167,473	1,150,483
Post employment benefits	23	17,754	2,169	971,926	937,249
Research and Development and Energy Efficiency	25	-	-	194,905	154,721
Accounts payable related to concession - Use of Public Property	26	-	-	430,146	420,293
Other accounts payable	27	-	-	232	233
Provision for contingencies	28	278,579	277,847	1,370,415	1,266,127
		1,975,473	736,808	8,172,124	6,834,808
EQUITY
Attributable to controlling shareholder's	29.1
Capital		6,910,000	6,910,000	6,910,000	6,910,000
Equity valuation adjustments		929,459	983,159	929,459	983,159
Legal reserve		624,849	624,849	624,849	624,849
Profit retention reserve		3,897,833	3,897,833	3,897,833	3,897,833
Additional proposed dividends		-	235,498	-	235,498
Accumulated Profit		798,993	-	798,993	-
		13,161,134	12,651,339	13,161,134	12,651,339

Attributable to non-controlling interest	29.2	-	-	358,959	277,413

		13,161,134	12,651,339	13,520,093	12,928,752

TOTAL LIABILITIES & EQUITY		15,504,251	14,472,384	25,065,978	23,111,445

Notes are an integral part of this quarterly information

Statements of Income

for the six-month periods ended June 30, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS	Note	Parent Company		Consolidated
		06.30.2014	06.30.2013	06.30.2014	06.30.2013
OPERATING REVENUES	30	-	-	6,169,246	4,481,542

COST OF SALES AND SERVICES PROVIDED	31	-	-	(4,694,719)	(3,225,213)

GROSS PROFIT		-	-	1,474,527	1,256,329

Operational expenses / income
Selling expenses	31	-	-	(66,977)	(44,647)
General and administrative expenses	31	(59,860)	(19,605)	(263,163)	(233,029)
Other operational income (expenses)	31	(1,981)	14,350	(211,789)	(199,224)
Equity in earnings of investees		772,469	631,873	84,582	31,970
		710,628	626,618	(457,347)	(444,930)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		710,628	626,618	1,017,180	811,399

Financial results
Financial income	32	104,946	48,350	383,456	300,955
Financial expenses	32	(79,226)	(37,389)	(230,426)	(151,999)
		25,720	10,961	153,030	148,956

Profit Before Income Tax and Social Contribution		736,348	637,579	1,170,210	960,355

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	13.4	-	-	(548,771)	(438,740)
Deferred	13.4	12,707	(5,118)	209,867	128,656
		12,707	(5,118)	(338,904)	(310,084)

NET INCOME		749,055	632,461	831,306	650,271
Attributed to controlling shareholders		-	-	749,055	632,461
Attributed to non-controlling interest	29.2	-	-	82,251	17,810

Basic and diluted net earning per share attributed
To parent company shareholders - in reais
Ordinary shares	29.1	2.61434	2.20741	2.61434	2.20741
Class "A" Preferred shares	29.1	2.87520	2.42814	2.87520	2.42814
Class "B" Preferred shares	29.1	2.87578	2.42814	2.87578	2.42814
Notes are an integral part of this quarterly information

Statements of Income – Turnover for the second quarter

for the three-month and six-month periods ended June 30, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS				Parent Company
	04.01.2014	01.01.2014	04.01.2013	01.01.2013
	to 06.30.2014	to 06.30.2014	to 06.30.2013	to 06.30.2013
OPERATING REVENUES	-	-	-	-
COST OF SALES AND SERVICES PROVIDED	-	-	-	-
GROSS PROFIT	-	-	-	-

Operational expenses / income
General and administrative expenses	(32,928)	(59,860)	(14,283)	(19,605)
Other operational income (expenses)	(1,494)	(1,981)	(8,617)	14,350
Equity in earnings of investees	243,283	772,469	254,712	631,873
	208,861	710,628	231,812	626,618

PROFIT BEFORE FINANCIAL RESULTS AND TAXES	208,861	710,628	231,812	626,618

Financial results
Financial income	41,205	104,946	26,368	48,350
Financial expenses	(53,374)	(79,226)	(19,972)	(37,389)
	(12,169)	25,720	6,396	10,961

Profit Before Income Tax and Social Contribution	196,692	736,348	238,208	637,579

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	2,023	-	-	-
Deferred	13,773	12,707	2,381	(5,118)
	15,796	12,707	2,381	(5,118)

NET INCOME	212,488	749,055	240,589	632,461

Basic and diluted net earning per share attributed
To parent company shareholders - in reais
Ordinary shares	0.74162	2.61434	0.83970	2.20741
Class "A" Preferred shares	0.81512	2.87520	0.92463	2.42814
Class "B" Preferred shares	0.81579	2.87578	0.92366	2.42814
Notes are an integral part of this quarterly information

CONTINUING OPERATIONS				Consolidated
	04.01.2014	01.01.2014	04.01.2013	01.01.2013
	to 06.30.2014	to 06.30.2014	to 06.30.2013	to 06.30.2013

OPERATING REVENUES	3,118,174	6,169,246	2,101,132	4,481,542

COST OF SALES AND SERVICES PROVIDED	(2,534,747)	(4,694,719)	(1,518,632)	(3,225,213)

GROSS PROFIT	583,427	1,474,527	582,500	1,256,329

Operational expenses / income
Selling expenses	(39,679)	(66,977)	(20,579)	(44,647)
General and administrative expenses	(150,275)	(263,163)	(129,672)	(233,029)
Other operational income (expenses)	(110,195)	(211,789)	(151,279)	(199,224)
Equity in earnings of investees	29,313	84,582	12,362	31,970
	(270,836)	(457,347)	(289,168)	(444,930)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES	312,591	1,017,180	293,332	811,399

Financial results
Financial income	158,445	383,456	154,922	300,955
Financial expenses	(116,382)	(230,426)	(79,865)	(151,999)
	42,063	153,030	75,057	148,956

Profit Before Income Tax and Social Contribution	354,654	1,170,210	368,389	960,355

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	(265,700)	(548,771)	(176,073)	(438,740)
Deferred	159,302	209,867	59,299	128,656
	(106,398)	(338,904)	(116,774)	(310,084)

NET INCOME	248,256	831,306	251,615	650,271
Attributed to controlling shareholders	212,488	749,055	240,589	632,461
Attributed to non-controlling interest	35,768	82,251	11,026	17,810

Notes are an integral part of this quarterly information

Statements of Comprehensive Income

for the six-month periods ended June 30, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		06.30.2014	06.30.2013	06.30.2014	06.30.2013
NET INCOME FOR THE PERIOD		749,055	632,461	831,306	650,271
Other comprehensive income
Items that will never be reclassified to profit or loss
Losses on actuarial liabilities	29.1.2
Post employment benefits		(14,429)	-	-	-
Post employment benefits - equity		7,814	-	(1,709)	-
Taxes on other comprehensive income	29.1.2	4,906	-	-	-
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale:	29.1.2
Financial investments		899	(5,512)	1,362	(8,351)
Investments		(95)	(232)	(95)	(232)
Other adjustments - subsidiary		(1,282)	-	(2,777)	-
Taxes on other comprehensive income	29.1.2	32	79	514	2,918
Total comprehensive income for the period, net of taxes		(2,155)	(5,665)	(2,705)	(5,665)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		746,900	626,796	828,601	644,606
Attributed to controlling shareholders				746,900	626,796
Attributed to non-controlling interest				81,701	17,810

Notes are an integral part of this quarterly information

Statements of Comprehensive Income Turnover for the second quarter for the three-month and six-month periods ended June 30, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			Parent Company
	04.01.2014	01.01.2014	04.01.2013	01.01.2013
	to 06.30.2014	to 06.30.2014	to 06.30.2013	to 06.30.2013

NET INCOME FOR THE PERIOD	212,488	749,055	240,589	632,461
Other comprehensive income	5,870	(2,155)	(2,473)	(5,665)
Items that will never be reclassified to profit or loss
Losses on actuarial liabilities
Post employment benefits	-	(14,429)	-	-
Post employment benefits - equity	5,604	7,814	-	-
Taxes on other comprehensive income	-	4,906	-	-
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale:
Financial investments - equity	310	899	(2,813)	(5,512)
Investments	(67)	(95)	514	(232)
Other adjustments - subsidiary - equity	-	(1,282)	-	-
Taxes on other comprehensive income	23	32	(174)	79
Total comprehensive income for the period, net of taxes
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	218,358	746,900	238,116	626,796

				Consolidated
	04.01.2014	01.01.2014	04.01.2013	01.01.2013
	to 06.30.2014	to 06.30.2014	to 06.30.2013	to 06.30.2013

NET INCOME FOR THE PERIOD	248,256	831,306	251,615	650,271
Other comprehensive income	5,870	(2,705)	(2,473)	(5,665)
Items that will never be reclassified to profit or loss
Losses on actuarial liabilities
Post employment benefits	-	-	-	-
Post employment benefits - equity	5,604	(1,709)	-	-
Taxes on other comprehensive income	-	-	-	-
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale:
Financial investments	469	1,362	(4,261)	(8,351)
Investments	(67)	(95)	514	(232)
Other adjustments - subsidiary	-	(2,777)	-	-
Taxes on other comprehensive income	(136)	514	1,274	2,918
Total comprehensive income for the period, net of taxes
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	254,126	828,601	249,142	644,606
Attributed to controlling shareholders	218,358	746,900	238,116	626,796
Attributed to non-controlling interest	35,768	81,701	11,026	17,810

Statements of Changes in Equity

for the six-month periods ended June 30, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

				Attributable to Parent Company						Attributable
			Equity valuation							to
			adjustments			Profit reserves				non
				Other		Profit	Additional			controlling
			Cost	comprehensive	Legal	retention	proposed	Accumulated	Shareholders’	interests	Equity
	Note	Capital	assigned	income	reserve	reserve	dividends	profit	equity	(Note 29.2)	Consolidated
Balances as of January 1, 2014		6,910,000	1,238,955	(255,796)	624,849	3,897,833	235,498	-	12,651,339	277,413	12,928,752
Net Income for the period		-	-	-	-	-	-	749,055	749,055	82,251	831,306
Other comprehensive income
Losses on financial assets, net of taxes	29.1.2	-	-	(446)	-	-	-	-	(446)	(550)	(996)
Losses on actuarial liabilities, net of taxes	29.1.2	-	-	(1,709)	-	-	-	-	(1,709)	-	(1,709)
Total comprehensive income for the period		-	-	(2,155)	-	-	-	749,055	746,900	81,701	828,601
Deliberation of additional dividends proposed		-	-	-	-	-	(235,498)	-	(235,498)	-	(235,498)
Realization of equity valuation adjustments	29.1.2	-	(51,545)	-	-	-	-	49,938	(1,607)	-	(1,607)
Allocation proposed to GSM:
Dividends		-	-	-	-	-	-	-	-	(155)	(155)
Balances as of June 30, 2014		6,910,000	1,187,410	(257,951)	624,849	3,897,833	-	798,993	13,161,134	358,959	13,520,093
Notes are an integral part of this quarterly information

				Attributable to Parent Company						Attributable
			Equity valuation							to
			adjustments			Profit reserves				non
				Other		Profit	Additional			controlling
			Cost	comprehensive	Legal	retention	proposed	Accumulated	Shareholders’	interests	Equity
	Note	Capital	assigned	income	reserve	reserve	dividends	profit	equity	(Note 29.2)	Consolidated
Balances as of January 1, 2013 - Stated		6,910,000	1,341,098	8,904	571,221	3,337,295	64,474	-	12,232,992	264,506	12,497,498
Actuarial adjustments - CPC 33 (R1) / IAS 19		-	-	(135,608)	-	-	-	-	(135,608)	-	(135,608)
Balances as of January 1, 2013 - Restated		6,910,000	1,341,098	(126,704)	571,221	3,337,295	64,474	-	12,097,384	264,506	12,361,890
Net Income for the period		-	-	-	-	-	-	632,461	632,461	17,810	650,271
Other comprehensive income
Losses on financial assets, net of taxes		-	-	(5,665)	-	-	-	-	(5,665)	-	(5,665)
Total comprehensive income for the period		-	-	(5,665)	-	-	-	632,461	626,796	17,810	644,606
Deliberation of additional dividends proposed		-	-	-	-	-	(64,474)	-	(64,474)	-	(64,474)
Realization of equity valuation adjustments		-	(49,241)	-	-	-	-	49,241	-	-	-
Balances as of June 30, 2013		6,910,000	1,291,857	(132,369)	571,221	3,337,295	-	681,702	12,659,706	282,316	12,942,022
Notes are an integral part of this quarterly information

Statements of Cash Flows

for the six-month periods ended June 30, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company			Consolidated
		06.30.2014	06.30.2013	06.30.2014	06.30.2013

CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income for the period		749,055	632,461	831,306	650,271

Adjustments to reconcile net income for the period with cash generated from operating activities
Depreciation	17.3	-	-	182,182	177,142
Amortization of intangible assets - concessions	18.2	-	-	122,066	111,575
Amortization of investments - concession right and authorization	18.2	-	-	377	377
Amortization of intangible assets - others	18.2	-	-	3,537	3,318
Unrealized monetary and exchange variations - net		(10,339)	(2,284)	88,801	8,612
Remuneration of accounts receivable related to concession	9.1	-	-	(26,529)	(13,202)
Equity in earnings of subsidiaries		(772,469)	(631,873)	(84,582)	(31,970)
Income tax and social contribution	13.4	-	-	548,771	438,740
Deferred income tax and social contribution	13.2.1	(12,707)	5,118	(209,867)	(128,656)
Provision for losses from accounts receivable	31.5	-	-	39,907	22,147
Provisions (reversals) for losses on taxes recoverable	31.5	-	-	817	(231)
Provision (reversal) for legal claims	28.1	1,716	(12,151)	108,278	112,558
Provisions (reversals) for losses with depreciation of investments	16.2	(1,728)	-	(1,728)	-
Provision for post employment benefits	23.4	6,044	351	105,435	94,188
Provision for research and development and energy efficiency	25.2	-	-	54,829	39,839
Write off of accounts receivable related to concession	9.1	-	-	16,647	8,726
Write off of property, plant and equipment	17.3	-	-	804	1,281
Write off of intangible assets	18.2	-	-	2,951	10,988

Decrease (increase) in assets
Trade accounts receivable		-	-	(471,109)	191,223
Dividends and interest on own capital received		596,024	238,205	27,721	33,453
CRC transferred to the Government of the State of Paraná	8.1	86,039	-	86,039	81,539
Accounts receivable related to the concession extension	10.1	-	-	176,813	233,895
Judicial deposits		(629)	(141)	(29,451)	(13,600)
Other receivables		(17,231)	(16)	(101,300)	(447,618)
Inventories		-	-	(1,237)	(10,336)
Income tax and social contribution		13,747	22,357	73,453	25,104
Other current taxes recoverable		-	11	(89,032)	(8,507)
Related Parties		(115,696)	-	(115,696)	-
Prepaid expenses		-	-	2,532	(7,021)

Increase (decrease) in liabilities
Payroll, social charges and accruals		13,989	(396)	(54,101)	(46,872)
Suppliers		105	3,442	11,964	(49,785)
Income tax and social contribution paid		-	(3,251)	(472,574)	(310,946)
Other taxes		(24,277)	(21,165)	(80,816)	(103,934)
Loans and financing - interest due and paid	21.9	(47,755)	(34,717)	(94,356)	(67,369)
Debentures - interest due and paid	22.1	(5,911)	-	(68,479)	(38,674)
Post employment benefits	23.4	(4,876)	(355)	(69,700)	(72,759)
Customer charges due		-	-	(13,097)	(2,673)
Research and development and energy efficiency	25.2	-	-	(26,263)	(29,781)
Payable related to the concession - use of public property	26.1	-	-	(25,754)	(24,238)
Other accounts payable		7,183	(186)	25,871	145,843
Provisions for legal claims	28.1	(984)	-	(15,641)	(18,878)

NET CASH GENERATED FROM OPERATING ACTIVITIES		459,300	195,410	459,789	963,769
(continued)

Statements of Cash Flows

for the six-month periods ended June 30, 2014 and 2013 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(continued)
	Note	Parent Company			Consolidated
		06.30.2014	06.30.2013	06.30.2014	06.30.2013

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		39	(4)	(54,198)	132,177
Receipt of loans to related parties		-	27,350	-	-
Additions Cutia - Net effect of acquired cash		-	-	(284)	-
Additions in investments	16.2	(187,656)	(26,822)	(191,102)	(237,391)
Additions to property, plant and equipment	17.3	(9)	-	(299,120)	(128,703)
Additions to intangible assets related to the concession	18.2	-	-	(518,594)	(464,865)
Additions to intangible - concession and autorization rights	18.2	-	-	(12,769)	-
Customers contributions	18.2	-	-	67,330	52,015
Additions to other intangible assets	18.2	(13,764)	-	(16,168)	(2,878)
NET CASH GENERATED FROM (USED IN) INVESTING ACTIVITIES		(201,390)	524	(1,024,905)	(649,645)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	21.9	-	-	-	12,249
Issue of Debentures	22.1	1,000,000	-	1,372,775	-
Amortization of principal - loans and financing	21.9	(29,000)	-	(215,663)	(30,595)
Amortization of principal - debentures	22.1	-	-	(20,304)	-
Amortization of principal - liabilities with related parties		(468,317)	-	-	-
Dividends and interest on own capital paid		(235,173)	(183,433)	(249,787)	(184,612)
NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		267,510	(183,433)	887,021	(202,958)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		525,420	12,501	321,905	111,166
Cash and cash equivalents at the beginning of the period	4	10,410	29,464	1,741,632	1,459,217
Cash and cash equivalents at the end of the period	4	535,830	41,965	2,063,537	1,570,383
CHANGE IN CASH AND CASH EQUIVALENTS		525,420	12,501	321,905	111,166

Notes are an integral part of this quarterly information

Additional information on cash flows

Transactions not involving cash
Acquisition of property with an increase in the balance of suppliers		-	-	-	21,438
Acquisition of investments with an increase in the balance of other payable		3,395	-	-	-

Statements of Added Value

for the six-month periods ended June 30, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

VALUE ADDED TO DISTRIBUTE	Parent Company		Consolidated
	06.30.2014	06.30.2013	06.30.2014	06.30.2013

Income
Sale of energy, services and other income	-	-	7,459,438	5,642,438
Construction income	-	-	813,364	673,248
Other income	-	-	387	5,245
Allowance for doubtful debts	-	-	(39,907)	(22,147)
	-	-	8,233,282	6,298,784

( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	2,377,200	1,676,131
Charges for use of the main transmission grid ( - ) ESS and ERR	-	-	244,850	218,228
Materials, supplies and third parties services	2,640	2,580	250,494	252,237
Natural gas and supplies for gas operations	-	-	890,523	178,352
Construction costs	-	-	680,341	587,665
Loss / Recovery of assets	-	-	21,955	19,236
Other supplies	6,227	(2,986)	138,859	149,171
	8,867	(406)	4,604,222	3,081,020

( = ) GROSS ADDED VALUE	(8,867)	406	3,629,060	3,217,764

( - ) Depreciation and amortization	377	377	308,162	292,412

( = ) NET ADDED VALUE	(9,244)	29	3,320,898	2,925,352

( + ) Transferred added value
Financial income	104,946	48,350	383,456	300,955
Results from investment interests	772,583	632,132	84,694	32,229
Other Income	-	-	48,999	108,051
	877,529	680,482	517,149	441,235

	868,285	680,511	3,838,047	3,366,587
(continued)

Statements of Added Value

for the six-month periods ended June 30, 2014 and 2013 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated
	06.30.2014%		06.30.2013%		06.30.2014%		06.30.2013%

Personnel
Remuneration and fees	32,347		3,931		336,538		371,193
Private pension and health plans	6,044		351		105,435		94,188
Meal and education assistance	3,114		-		45,504		47,164
Social security charges - FGTS	2,598		449		27,447		30,142
Labor indemnities (reversals)	197		-		2,185		(528)
Profit sharing	1,527		-		23,012		16,127
Transfers to property, plant and equipment in progress	(2,140)		-		(12,007)		(23,357)
	43,687	5.0	4,731	0.7	528,114	13.8	534,929	15.9

Government
Federal	(1,905)		7,664		1,081,838		923,739
State	-		-		1,088,629		1,066,528
Municipal	-		-		2,046		2,204
	(1,905)	(0.2)	7,664	1.1	2,172,513	56.6	1,992,471	59.2

Third Parties
Interest and fines	77,432		35,655		285,719		167,752
Leasing and rent	16		-		15,830		16,275
Donations, subsidies and contributions	-		-		4,565		4,889
	77,448	8.9	35,655	5.2	306,114	8.0	188,916	5.6

Shareholders
Non controlling interests	-		-		82,251		17,810
Proposed dividends	-		-		-		-
Retained profits	749,055		632,461		749,055		632,461
	749,055	86.3	632,461	93.0	831,306	21.6	650,271	19.3

	868,285	100.0	680,511	100.0	3,838,047	100.0	3,366,587	100.0
Notes are an integral part of this quarterly information

NOTES TO THE QUARTELY FINANCIAL INFORMATION

for the six-month period ended June 30, 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1         General Information

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. These activities are regulated by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or Aneel), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas and water utility.

2         Basis of Preparation

2.1           Statement of compliance

The Company’s quarterly financial information includes:

i)      The individual quarterly financial information of the parent company prepared in accordance with accounting practices adopted in Brazil; and

ii)    The consolidated quarterly financial information prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil;

This quarterly information is presented considering the rulings included in CPC 21 (R1) and IAS 34 - Interim Information. Consequently, certain information disclosed in the notes to the financial statements for the year ended December 31, 2013 which did not alter during the semester has not been presented. Therefore, this quarterly information should be read together with the financial statements as of and for the year ended December 31, 2013, available on the websites of the Brazilian Securities and Exchange Commission - CVM and Copel.

Authorization for the publication of this quarterly financial information was granted at the Meeting of the Board of Directors held on August 12, 2014.

2.2           Basis of measurement

The quarterly financial information was prepared based on historic cost, except for certain financial instruments which were stated at fair values through profit or loss, financial assets available for sale measured at their fair values, and the interests in subsidiaries and jointly-controlled entities recognized in accordance with the equity accounting method.

2.3           Functional currency and presentation currency

The quarterly financial information is presented in Brazilian Reais, which is the functional currency of the Company. All financial information present in Brazilian Reais was rounded to the nearest thousand, except when otherwise indicated.

2.4           Use of estimates and judgment

The preparation of quarterly financial information requires that the Company’s senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The actual results may divert from these estimates.

Estimates and assumptions are reviewed in a continuous way. Reviews of accounting estimates are recognized in the year that those estimates are reviewed and in any future fiscal years affected.

Information about critical judgment related to accounting policies adopted that present a significant effect over the values recognized in the quarterly information, is the same as the one disclosed in Note 2.4 to the financial statements as of December 31, 2013.

3         Significant Accounting Policies

Significant accounting policies used in preparing this quarterly information are consistent with those presented in Note 3 of the financial statements at December 31, 2013, available on the websites of CVM and Copel.

4         Cash and Cash Equivalents

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Cash and bank accounts	558	1,787	116,654	130,311
Financial investments w ith immediate liquidity	535,272	8,623	1,946,883	1,611,321
	535,830	10,410	2,063,537	1,741,632

The investments comprise Bank Certificates of Deposit (CDBs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average of the variation of the Interbank Deposit.

5         Bonds and Securities

	Level		Parent Company		Consolidated
Category	Note 34.1	Index	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Securities available for sale
LFT	1	Selic	-	-	132,165	130,369
Committed Operation	2	Fixed rate	-	-	79,481	26,995
CDB	2	CDI	54	96	38,235	36,983
LTN	1	Fixed rate	-	-	13,855	63,663
LF Caixa	2	CDI	-	-	11,731	11,141
NTN - F	1	CDI	-	-	2,030	1,990
Quotas in Funds	1	CDI	93	90	96	90
			147	186	277,593	271,231
Securities held for trading
Quotas in FI	1	CDI	-	-	83,239	93,529
LTN	1	Selic	-	-	74,272	60,800
Committed Operation	2	Fixed rate	-	-	54,386	24,164
LF	2	CDI	-	-	38,685	13,375
CDB	2	CDI	-	-	8,031	-
DPGE	2	CDI	-	-	6,205	38,433
Debentures	2	CDI	-	-	2,621	3,215
LFT	1	Selic	-	-	-	5,011
Derivatives	1	Future DI BMF	-	-	61	-
			-	-	267,500	238,527
			147	186	545,093	509,758
		Current	147	186	429,447	389,222
		Noncurrent	-	-	115,646	120,536

Copel and its subsidiaries hold bonds and securities with variable interest rates. The maturity of these securities varies between 1 and 60 months, as from the reporting date. None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

The main amounts invested include exclusive funds and guarantees deposits/investments:

Consolidated	06.30.2014	12.31.2013
Exclusive funds
Exclusive funds of Copel Geração e Trasmissão at Banco do Brasil	62,396	99,843
Exclusive funds of Copel Distribuição at Banco do Brasil	3	3
Exclusive funds of UEG Araucária at Banco do Brasil	172,806	113,546
Exclusive funds of UEG Araucária at BNY Mellon Serviços Financeiros DTVM S.A.	91,133	124,946
	326,338	338,338
Guarantee
Guarantee for the ANEEL auction	37,458	374
Guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS	67,597	118,647
CBLC (Brazilian Company of Settlement and Custody) Guarantee (Mata de Santa Genebra Consortium - Renovation of Proposal)	8,110	-
Collaterals for financing facilities to build hydroelectric pow er plants HPPs and transmission lines - TLs	58,649	16,452
Guarantee for the compliance w ith article 17 of law 11,428/2006 and possible authorization by Environmental
Institute of Paraná (Instituto Ambiental do Paraná or IAP), by the Consórcio Energético Cruzeiro do Sul	34,731	33,849
	206,545	169,322

6         Collaterals and Escrow Accounts

Consolidated		06.30.2014	12.31.2013
Collaterals and escrow accounts - STN (6.1)		46,337	45,371
Other		21,235	1,976
		67,572	47,347
	Current	21,235	1,976
	Noncurrent	46,337	45,371

6.1           Collateral - National Treasury Department - STN

Surety bonds and restricted deposits are offered to secure the repayment of the principal consisting of discount bonds and par bounds when these payments are required on April 11, 2024 (Note 21.1). The amounts are adjusted by applying the weighted average of the percentage variations of the prices of zero-coupon bonds issued by the U.S. Treasury, according to the participation of each series of the instrument in the composition of the collateral portfolio made up to secure the payment of the principal under the Brazilian Financing Plan – 1992.

7         Trade Accounts Receivable

Consolidated	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	06.30.2014	12.31.2013
Customers
Residential	153,983	91,008	39,801	284,792	262,180
Industrial	140,330	23,522	17,053	180,905	170,320
Commercial	113,417	25,744	17,437	156,598	152,308
Rural	20,136	7,633	2,204	29,973	35,054
Public Entities	28,641	6,231	27,808	62,680	68,962
Public lighting	18,433	22	108	18,563	16,379
Public service	29,502	167	274	29,943	29,528
Unbilled	249,754	-	-	249,754	274,059
Energy installments plan	74,364	4,565	26,219	105,148	99,655
Low income subsidy - Eletrobras	15,557	-	-	15,557	25,415
State Government "Luz Fraterna" program	2,237	4,078	1,939	8,254	78,987
Other receivables	34,580	27,322	53,340	115,242	58,379
	880,934	190,292	186,183	1,257,409	1,271,226
Concessionaires and Permission holder
Energy supplies
CCEAR - auction	73,591	1,475	5,474	80,540	106,060
Bilateral contracts	89,613	-	25	89,638	79,031
CCEE (7.1)	493,373	38,800	14	532,187	45,642
Quota system	44	7	-	51	-
Reimbursement to generators	-	-	1,256	1,256	1,256
	656,621	40,282	6,769	703,672	231,989
Charges from using transmission grid
Transmission grid	14,251	285	2,357	16,893	17,110
Basic netw ork and conection grid	12,224	321	1,472	14,017	14,668
	26,475	606	3,829	30,910	31,778
Telecommunications	7,781	10,325	30,647	48,753	40,279
Gas distribution	34,182	2,277	264	36,723	32,496
Allow ance for doubtful accounts (7.2)	-	-	(158,396)	(158,396)	(137,454)
	1,605,993	243,782	69,296	1,919,071	1,470,314
Current	1,534,754	243,782	69,296	1,847,832	1,337,628
Noncurrent	71,239	-	-	71,239	132,686

7.1           Electricity Trade Chamber – CCEE

R$ 102,701 of the May and June 2014 installment balance refers to Copel Geração e Transmissão and R$ 413,326 refers to UEG Araucária.

The financial settlement for May is partially suspended until CCEE's completion of the lending transactions. These installments were partially received on July 15, 2014, R$ 46,986 of which by Copel Geração e Transmissão and R$ 155,552 by UEG Araucária.

The remaining balance of the financial settlement for May is expected to be received by August 29, 2014.

7.2           Allowance for doubtful accounts

Consolidated	Balance as of	Additions /	Reversal	Balance as of
	January 1, 2014	(reversals)	of write offs	June 30, 2014
Customers, concessionaries and permission holder
Residential	46,177	14,320	(6,274)	54,223
Industrial	35,031	10,147	(8,590)	36,588
Commercial	26,765	14,889	(3,032)	38,622
Rural	6,407	(5,158)	(197)	1,052
Public Entities	13,043	3,784	(1)	16,826
Public lighting	81	(1)	-	80
Public service	183	20	6	209
Concessionaries and permission holde	6,513	612	(105)	7,020
Telecommunications	3,254	522	-	3,776
	137,454	39,135	(18,193)	158,396

8         CRC Transferred to the State Government of Paraná

8.1           Changes in CRC

Parent Company and Consolidated	Current Assets	Noncurrent Assets	Total
Balance as of January 1, 2014	85,448	1,295,106	1,380,554
Interest	44,002	-	44,002
Monetary variations	6	27,158	27,164
Transfers	45,767	(45,767)	-
Amortizations	(86,039)	-	(86,039)
Balance as of June 30, 2014	89,184	1,276,497	1,365,681

8.2           Maturity of noncurrent installments

Consolidated	06.30.2014
2015	47,270
2016	99,230
2017	105,829
2018	112,867
2019	120,374
After 2020	790,927
1,276,497

9         Accounts receivable related to the concession

9.1           Changes in accounts receivable related to the concession

Consolidated		Noncurrent assets
	Current		Special
	assets	Assets	liabilities (a)	Total
Balance as of January 1, 2014	4,396	5,577,735	(2,093,467)	3,488,664
Capitalization of intangible assets in progress	-	306,847	(51,832)	255,015
Transfers from noncurrent to current	18,645	(18,645)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(16,783)	-	-	(16,783)
Transfer to property, plant and equipment	-	18	-	18
Monetary variations	-	99,170	(47,820)	51,350
Remuneration	-	26,529	-	26,529
Construction income	-	116,938	-	116,938
Write off	-	(16,656)	9	(16,647)
Balance as of June 30, 2014	6,258	6,091,936	(2,193,110)	3,905,084

9.2           Electricity Rate Adjustment for Copel Distribuição

On June 24, 2013 Aneel (National Electric Energy Agency), issued Resolution 1,740, deciding on the Annual Electricity Rate Adjustment for Copel Distribuição. The authorized average electricity rate adjustment was 35.05%, of which 24.78% consists of an economic annual electricity rate adjustment, 6.00% relates to the financial components of the current electricity rate adjustment year and 4.27% consists of the withdrawal of financial components from the previous electricity rate adjustment year and does not include the financial component arising from the partial deferral of the 2013 rate adjustment index (R$ 275,910). If the prior cycle deferral were considered, according to Aneel's Technical Note 193/14, the average effect on consumers would be 39.71%.  On the same date, the Company asked Aneel for a suspension of the electricity rate adjustment, expecting for a deferral of the application of the authorized electricity rate adjustment index.

On July 22, 2014 Aneel granted the Company's request, approving a partial deferral of the average adjustment of 35.05%, authorizing the retroactive application of an average adjustment of 24.86% as from June 24, 2014 and a deferral of R$ 898,337 (including the partial deferral of the 2013 rate adjustment index, in the amount of R$ 275,910) to be included in the subsequent rate adjustments as a financial component, adjusted for inflation according to the General Market Price Index (IGP-M).

Moreover, Aneel approved the monthly amount of R$ 28,697 (Resolution 1,763/14) to be passed on to Copel Distribuição using funds from the CDE - Energy Development Account, in the period from June 2014 to May 2015 to fund electricity rate discounts as established by Decree 7,891 of January 23, 2013.

9.3           Commitments regarding transmission

Refers to commitments with suppliers of equipment and services related to the following projects:

Transmission Lines and Substations	Value
Contract 010/10 - Transmission Line Araraquara 2 - Taubaté	146,473
Contract 015/10 - Substation Cerquilho III	43,182
Contract 022/12 - TL 230 kV - Foz do Chopim - Salto Osorio C2 and Londrina Figueira	38,388
Contract 002/13 - TL 230 kV Assis - Paraguaçu Paulista	50,624
Contract 005/14 - TL 230 kV Bateias-Curitiba Norte and SE 230 kV Curitiba Norte	51,800

10      Accounts receivable related to the concession extension

10.1         Changes in the accounts receivable related to the concession extension

	Current	Noncurrent
Consolidated	Assets	Assets	Total
Balance as of January 1, 2014	352,161	365,645	717,806
Transfers from noncurrent to current	176,081	(176,081)	-
Amortization	(176,813)	-	(176,813)
Monetary variations	20,636	-	20,636
Remuneration	13,199	-	13,199
Balance as of June 30, 2014	385,264	189,564	574,828

11      Other Receivables

.	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Transfer CDE (11.1)	-	-	155,744	51,067
Services in progress (a)	15,863	3,226	118,520	94,000
Advance payments to suppliers (b)	6	6	108,823	122,311
Advance payments to employees	3,424	533	35,108	27,831
Partnership in consortiums	-	-	25,642	25,540
Advance for severance estate	-	-	24,046	40,403
Decommissioning in progress	-	-	10,848	10,980
Other receivables	1,807	104	47,133	53,193
	21,100	3,869	525,864	425,325
Current assets	21,005	3,869	502,416	395,890
Noncurrent assets	95	-	23,448	29,435

(a) This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose, in compliance w ith the applicable regulations
(b) Refers to advances to suppliers provided on contractual clauses

11.1         Transfer CDE

The balance presented on June 30, 2014 consists of funds from the Energy Development Account - CDE to be transferred to Eletrobrás to cover the discounts on the electricity rates charged from the users of public distribution services, according to Authorizing Resolution 1,586 of August 13, 2013 and Authorizing Resolution 1,740 of June 24, 2014.

The balance as of December 31, 2013 consists of funds from the Energy Development Account - CDE to cover the discounts granted on electricity rates charged for public distribution services in the amount of R$ 21,042, according to Resolution 1,586 passed on August 13, 2013 and R$ 30,025 to offset costs resulting from exposure to the short-term market and the water risk. The balance was received on February 6, 2014 and regulated by Decree 7,945 of March 7, 2013.

12      Inventories

Consolidated
Operation / Maintenance	06.30.2014	12.31.2013
Copel Distribuição	100,014	96,866
Copel Geração e Transmissão	29,063	31,298
Copel Telecomunicações	10,318	10,046
Compagás	1,120	1,068
	140,515	139,278

13      Income Tax, Social Contribution and Other Taxes

13.1         Income Tax (IR) and Social Contribution (CSLL)

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Current assets
IR and CSLL paid in advance	20,532	42,494	220,657	375,722
IR and CSLL to be offset against liability	-	-	(155,151)	(242,564)
	20,532	42,494	65,506	133,158
Noncurrent assets
IR and CSLL paid in advance (a)	177,932	169,717	191,865	197,659
	177,932	169,717	191,865	197,659
Current liabilities
IR and CSLL due	-	-	528,968	540,184
IR and CSLL to be offset against asset	-	-	(155,151)	(242,564)
	-	-	373,817	297,620

a)     This amount is related to withholding income tax asset on loans between related parties that were liquidated, which are classified as noncurrent assets considering it long-term nature.

13.2         Deferred Income Tax and Social Contribution

13.2.1     Changes in Deferred Income Tax and Social Contribution

Parent Company			Recognized
			in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2014	in income	income	June 30, 2014
Noncurrent assets
Tax losses and negative tax basis	913	13,724	-	14,637
Private pension and health plans	-	393	-	393
Effects of applying CPC 33 - R1	738	-	4,906	5,644
Provisions for legal claims	94,467	249	-	94,716
Provision for profit sharing	250	270	-	520
Allow ance for doubtful debts	1,478	-	-	1,478
Amortization - concession	18,342	128	-	18,470
Provision for financing	4,085	(155)	-	3,930
Social security contributions - injunction on judicial deposit	14	155	-	169
Others	595	(292)	-	303
	120,882	14,472	4,906	140,260
(-) Noncurrent liabilities
Effects from applying CPC 38 - financial instruments	4,380	1,765	(32)	6,113
Provisions for negative goodwill	25,297	-	-	25,297
	29,677	1,765	(32)	31,410
Net	91,205	12,707	4,938	108,850

Consolidated			Recognized
			in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2014	in income	income	June 30, 2014
Noncurrent assets
Tax losses and negative tax basis	9,713	76,585	-	86,298
Private pension and health plans	195,484	12,084	-	207,568
Effects from applying ICPC 01	69,582	(10,448)	-	59,134
Effects from applying CPC 33 - R1	132,523	-	-	132,523
Effects from applying CPC 38	579	-	(475)	104
Provisions for legal claims	375,336	31,538	-	406,874
Voluntary termination Program/retirement	1,316	(1,039)	-	277
Provision of Research and Development	66,766	12,078	-	78,844
Allow ance for doubtful debts	49,682	7,278	-	56,960
Amortization - concession	36,686	128	-	36,814
Provision for investment losses	355	-	-	355
Provision for tax losses	14,940	278	-	15,218
Provision for impact of grid charges	6,922	-	-	6,922
Provision for financing	4,085	(155)	-	3,930
Provision for energy purchases	105,107	41,414	-	146,521
Provision for profit sharing	26,553	(19,293)	-	7,260
Social security contributions - injunction on judicial deposit	23,256	3,087	-	26,343
Others	6,053	2,763	-	8,816
	1,124,938	156,298	(475)	1,280,761
(-) Noncurrent liabilities
Effects from applying CPC 27	636,541	(25,317)	-	611,224
Effects from applying ICPC 01	115	-	-	115
Effects from applying CPC 38	7,276	1,137	(44)	8,369
Capitalization of financial charges	5,357	-	-	5,357
Deferment of capital gains	107,534	(33,958)	-	73,576
Provisions for negative goodw ill	25,297	-	-	25,297
Gas supply	1,790	(895)	-	895
Others	8,116	5,464	(945)	12,635
	792,026	(53,569)	(989)	737,468
Net	332,912	209,867	514	543,293
Assets presented in the Statement of Financial Position	753,413			887,087
(-) Liabilities presented in the Statement of Financial Position	(420,501)			(343,794)
Net	332,912			543,293

13.2.2     Realization of deferred tax credits

Tax credits related to the pension and healthcare plans are realized according the movement of the related accrual based on the actuarial valuation conducted annually by an independent actuary. Deferred taxes on all other contingence provisions will be realized as judicial rulings are issued.

13.3         Other recoverable taxes and other taxes due

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Current assets
Recoverable ICMS (VAT)	-	-	60,493	43,092
Recoverable PIS/Pasep and Cofins taxes	-	-	81,187	61,093
PIS/Pasep and Cofins to be offset against liabilities	-	-	(24,623)	(35,596)
Other recoverable taxes	-	-	825	1,424
	-	-	117,882	70,013
Noncurrent assets
Recoverable ICMS (VAT)	-	-	119,526	72,347
PIS/Pasep and Cofins taxes	-	-	51,804	51,653
Other recoverable taxes		-	91	498
	-	-	171,421	124,498
Current liabilities
ICMS (VAT) payable	-	-	176,599	184,369
PIS/Pasep and Cofins payable	736	25,400	51,674	79,291
PIS/Pasep and Cofins to be offset against assets	-	-	(24,623)	(35,596)
IRRF on JSCP	-	-	-	39,440
Other taxes	11	81	7,168	33,227
	747	25,481	210,818	300,731
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	497	40	77,499	68,402
	497	40	77,499	68,402

13.4         Reconciliation of the provision for Income Tax (IRPJ) and Social Contribution (CSLL)

	Parent Company		Consolidated
	06.30.2014	06.30.2013	06.30.2014	06.30.2013
Income before IRPJ and CSLL	736,348	637,579	1,170,210	960,355
IRPJ and CSLL (34%)	(250,358)	(216,777)	(397,871)	(326,521)
Tax effects on:
Equity in income	262,640	211,607	28,758	7,639
Dividends	15	62	15	62
Finam	432	-	432	-
Non deductible expenses	(8)	(10)	(3,320)	(1,777)
Tax incentives	(14)	-	1,538	3,315
Income and social contribution tax loss carry-forw ards	-	-	32,474	7,668
Difference betw een the calculation bases of deemed profit and taxable profit	-	-	(983)	-
Others	-	-	53	(470)
Current IRPJ and CSLL	-	-	(548,771)	(438,740)
Deferred IRPJ and CSLL	12,707	(5,118)	209,867	128,656
Effective rate - %	-1.7%	0.8%	29.0%	32.3%

14      Judicial Deposits

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Taxes claims	272,130	271,827	427,589	417,570
Labor claims	326	-	137,292	118,240
Civil
Suppliers	-	-	95,558	95,558
Civil	288	288	29,291	28,849
Easements	-	-	7,896	8,106
Customers	-	-	2,545	2,397
	288	288	135,290	134,910
Others	-	-	4,505	4,505
	272,744	272,115	704,676	675,225

15      Related parties

15.1         Receivable from related parties

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Controlling shareholders
State of Paraná (15.1.1)	115,696	-	115,696	-
	115,696	-	115,696	-
Subsidiaries
Dividends and/or interests on own capital
Copel Geração e Transmissão	419,876	321,902	-	-
Copel Telecomunicações	14,604	21,585	-	-
Compagás	-	2,239	-	-
Elejor	-	28,718	-	-
Ventos de Santo Uriel	5	5
	434,485	374,449	-	-
Financing tranferred - STN
Copel Distribuição (15.1.2)	60,371	64,815	-	-
	60,371	64,815	-	-
Associate and Jointly-controlled companies
Dividends and/or interests on own capital
Dona Francisca Energética	-	85	-	85
Sanepar	5,677	-	5,677	-
Dominó Holdings	10,255	6,311	10,255	6,311
Costa Oeste	-	-	-	478
Marumbi	-	-	-	403
Transmissora Sul Brasileira	-	-	-	360
Caiuá	-	-	88	88
Integração Maranhense	-	-	227	227
Matrinchã	-	-	840	840
Guaraciaba	-	-	182	182
.	15,932	6,396	17,269	8,974
Other investments
Dividends and/or interests on own capital
Other investments	526	526	526	526
	526	526	526	526
	627,010	446,186	133,491	9,500
Current assets - Dividends receivable	450,943	381,371	17,795	9,500
Noncurrent assets	176,067	64,815	115,696	-

15.1.1     Luz Fraterna credit

At the 2065th Management Meeting held on September 10, 2013, Copel's C-level executives approved the transfer of the debt owed by the Parana State Government for the Luz Fraterna Program from Copel Distribuição S.A. to Copel. They also approved a change in procedures so that future debts originating from that government program are assumed by Copel.

On May 13, 2014 Aneel approved the transaction by issuing decision number 1,560. On May 31, 2014 a Credit Assignment Agreement was entered into, whereby the receivables held by Copel Distribuição from the Luz Fraterna account for the period from September 2010 to February 2014 were transferred to Copel. Late payment charges (fine of 2%, inflation adjustment using the IGP-M and monthly interest of 1%) were also transferred, and the total amount reached R$ 115,696, with maturity on May 31, 2014. Copel in turn passed the same amount on to Copel Distribuição to settle overdue bills.

Under that agreement, Copel Distribuição will transfer receivables to Copel every six months, consisting of subsequent revenues earned and related late payment charges (fine of 2%, inflation adjustment using the IGP-M and monthly interest of 1%) referring to the Luz Fraterna Program which were not settled as from March 1, 2014.

Copel in turn is due to pass the same amount on to Copel Distribuição to settle overdue bills. If Copel defaults on its obligation to pass the funds on to Copel Distribuição, the amounts will be adjusted for inflation using the IGP-M applicable until the actual transfer.

Under the Credit Assignment Agreement Copel will issue a debt note against Parana State Government. An adjustment for inflation using the IGP-M and monthly interest of 1% will be applied to the amount due from the date the debt note is issued until its actual payment by the Parana State Government.

15.1.2     Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they remain recognized in the parent company.

This financing was transferred bearing the same charges assumed by the Company and is reported separately, as a receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 21.1).

15.2         Payable to related parties

On December 31, 2013 the CRC payable balance, R$ 1,380,554, was transferred from Copel Distribuição (consolidated entity) to Copel (parent Company), as approved by Aneel, Order 4,222 dated December 12, 2013, as settlement of the loan of R$ 912,237 and transfer of the remaining financial balance payable of R$ 468,317.

The transfer financial balance was paid in three installments which have been paid on 05.12.2014.

16      Investments

16.1         Business Combinations

On March 11, 2014 the Company acquired from Galvão Participações S.A. 50.1% interest in Cutia Empreendimentos Eólicos SPE S.A., in which the Company used to have a 49.9% stake.

The acquisition of these wind farming companies fulfills Copel's strategic purpose of increasing its participation in the energy generation industry by adding renewable sources to its energy mix.

The wind farm projects were evaluated according to the market multiples method for investment purposes.

The following data shows the breakdown of the consideration paid in exchange for a controlling stake in Cutia:

Compensation
Advance for future investment (16.6.2)	5,327
Accounts payable	3,395
8,722

The amount classified as an authorization right was allocated to the group of Investments in the individual balance of the parent company and to the group of intangibles in the consolidated balance sheet. The authorization right will be amortized from the date the enterprise starts operations until its maturity, on January 5, 2032.

	Percentage of	Percentage of
	share capital %	share capital %
	prior	acquired
03.11.2014	49.9%	50.1%	100.0%
Equity	5,258	5,280	10,538
Investments / Afac	536	539	1,075
Concession rights	5,809	2,903	8,712
	11,603	8,722	20,325

The initial interest held immediately before the acquisition date and the breakdown of the acquired assets and assumed liabilities, which correspond to their fair values, are shown below:

	Percentage of	Percentage of	Percentage of
	share capital %	share capital %	share capital %
	prior	acquired	actual
03.11.2014	49.90%	50.10%	100%
ASSETS	5,794	5,820	11,614
Current assets	113	113	226
Noncurrent assets	5,681	5,707	11,388
LIABILITIES	5,794	5,820	11,614
Current liabilities	-	1	1
Noncurrent liabilities	536	539	1,075
Investments / Afac	536	539	1,075
Equity	5,258	5,280	10,538

The operating expenses incurred by the acquired company as from the acquisition date, were included in the consolidated statement of profit or loss of June 2014.

16.2         Changes in investments

Parent Company			Equity				Proposed
	Balance as of		valuation	Investiment /	Business		dividends		Balance as of
	January 1, 2014	Equity	adjustments	Afac	combinations	Amortization	and JCP	Other	June 30, 2014
Subsidiaries (16.3)
Copel Geração e Transmissão	6,796,817	821,317	4,637	-	-	-	(628,180)	-	6,994,591
Copel Distribuição	3,366,685	(228,897)	4,930	153,000	-	-	-	-	3,295,718
Copel Telecomunicações	352,939	27,895	855	16,000	-	-	-	-	397,689
Copel Renováveis	407	(2,395)	-	1,988	-	-	-	-	-
Copel Participações	407	(1,883)	-	1,476	-	-	-	-	-
UEG Araucária	140,352	48,969	-	-	-	-	-	-	189,321
Compagás	120,168	24,501	-	-	-	-	(159)	-	144,510
Elejor	50,412	22,727	(1,282)	-	-	-	-	-	71,857
Elejor - concession rights	16,779	-	-	-	-	(377)	-	-	16,402
Cutia	-	(339)	-	315	11,613	-	-	-	11,589
Cutia - concession rights	-	-	-	-	8,712	-	-	-	8,712
Nova Asa Branca I	10,864	448	-	-	-	-	-	-	11,312
Nova Asa Branca I - concession rights	51,659	-	-	1,843	-	-	-	-	53,502
Nova Asa Branca II	13,505	558	-	-	-	-	-	-	14,063
Nova Asa Branca II - concession rights	51,745	-	-	1,856	-	-	-	-	53,601
Nova Asa Branca III	14,678	340	-	-	-	-	-	-	15,018
Nova Asa Branca III - concession rights	49,948	-	-	1,885	-	-	-	-	51,833
Nova Eurus IV	10,857	536	-	-	-	-	-	-	11,393
Nova Eurus IV - concession rights	53,154	-	-	1,904	-	-	-	-	55,058
Santa Maria	31,029	549	-	-	-	-	-	-	31,578
Santa Maria - concession rights	26,813	-	-	918	-	-	-	-	27,731
Santa Helena	36,126	550	-	-	-	-	-	-	36,676
Santa Helena - concession rights	28,955	-	-	958	-	-	-	-	29,913
Ventos de Santo Uriel	14,288	456	-	-	-	-	-	-	14,744
Ventos de S. Uriel - concession rights	13,445	-	-	502	-	-	-	-	13,947
	11,252,032	715,332	9,140	182,645	20,325	(377)	(628,339)	-	11,550,758
Joint ventures (16.4)
Dominó Holdings	456,703	42,878	3,997	-	-	-	(6,803)	(279,116) (a)	217,659
Cutia	5,625	24	-	145	(5,794)	-	-	-	-
Cutia - concession rights	5,809	-	-	-	(5,809)	-	-	-	-
	468,137	42,902	3,997	145	(11,603)	-	(6,803)	(279,116)	217,659
Associates (16.5)
Sanepar	-	500	-	-	-	-	(11,819)	279,116 (a)	267,797
Dona Francisca Energética	58,176	4,669	-	-	-	-	(13,271)	-	49,574
Foz do Chopim Energética	15,788	4,992	-	-	-	-	(5,364)	-	15,416
Sercomtel	-	(3,270)	-	3,270	-	-	-	-	-
Carbocampel	1,407	(1)	-	-	-	-	-	-	1,406
Dois Saltos	720	-	-	-	-	-	-	-	720
Copel Amec	182	6	-	-	-	-	-	-	188
Escoelectric	-	26	-	234	-	-	-	-	260
	76,273	6,922	-	3,504	-	-	(30,454)	279,116	335,361
Other investments
Finam	1,323	-	377	-	-	-	-	-	1,700
Finor	212	-	-	-	-	-	-	-	212
Investco S.A.	9,210	-	32	-	-	-	-	-	9,242
Nova Holanda Agropecuária S.A.	14,868	-	-	-	-	-	-	-	14,868
(-) provision for loss - Nova Holanda	(6,981)	-	-	-	-	-	-	1,728 (b)	(5,253)
Advance w ith the purpose of future investment (16.6)	233,469	-	-	1,362	(5,327)	-	-	(18,210) (c)	211,294
Other investments	7,076	-	(504)	-	-	-	-	-	6,572
	259,177	-	(95)	1,362	(5,327)	-	-	(16,482)	238,635
	12,055,619	765,156	13,042	187,656	3,395	(377)	(665,596)	(16,482)	12,342,413
(a) Corporate restructuring of Dominó Holdings - notes number 16.4.1 and number 16.5.1
(b) Reversal of provision for loss
(c) Transfers of intangible (18.2)

Consolidated			Equity			Proposed
	Balance as of		valuation	Investiment /	Business	dividends		Balance as of
	January 1, 2014	Equity	adjustments	Afac	combinations	and JCP	Other	June 30, 2014
Joint ventures (16.4)
Dominó Holdings	456,703	42,878	3,997	-	-	(6,803)	(279,116) (a)	217,659
Cutia	5,625	24	-	145	(5,794)	-	-	-
Costa Oeste	18,700	3,100	-	3,742	-	478	-	26,020
Marumbi	21,797	3,432	-	26,446	-	403	-	52,078
Transmissora Sul Brasileira	63,797	1,444	-	-	-	360	-	65,601
Caiuá	40,318	948	-	2,910	-	-	-	44,176
Integração Maranhense	85,378	349	-	2,916	-	-	-	88,643
Matrinchã	97,999	12,437	-	111,036	-	-	-	221,472
Guaraciaba	38,828	5,358	-	-	-	-	-	44,186
Paranaíba	17,850	810	-	24,009	-	-	-	42,669
Mata de Santa Genebra	-	(433)	-	15,029	-	-	-	14,596
	846,995	70,347	3,997	186,233	(5,794)	(5,562)	(279,116)	817,100
Associates (16.5)
Sanepar	-	500	-	-	-	(11,819)	279,116 (a)	267,797
Dona Francisca	58,176	4,669	-	-	-	(13,271)	-	49,574
Foz do Chopim	15,788	4,992	-	-	-	(5,364)	-	15,416
Sercomtel	-	(3,270)	-	3,270	-	-	-	-
Carbocampel	1,407	(1)	-	-	-	-	-	1,406
Dois Saltos	720	-	-	-	-	-	-	720
Copel Amec	182	6	-	-	-	-	-	188
Escoelectric	-	26	-	234	-	-	-	260
	76,273	6,922	-	3,504	-	(30,454)	279,116	335,361
Other investments
Finam	1,323	-	377	-	-	-	-	1,700
Finor	212	-	-	-	-	-	-	212
Investco S.A.	9,210	-	32	-	-	-	-	9,242
Nova Holanda Agropecuária S.A.	14,868	-	-	-	-	-	-	14,868
(-) provision for loss - Nova Holanda	(6,981)	-	-	-	-	-	1,728 (b)	(5,253)
Assets for future use	4,290	-	-	-	-	-	(2,638) (c)	1,652
Advance w ith the purpose of future
investment (16.6)	233,469	-	-	1,362	(5,327)	-	(18,210) (c)	211,294
Other investments	8,268	-	(504)	3	-	-	-	7,767
	264,659	-	(95)	1,365	(5,327)	-	(19,120)	241,482
	1,187,927	77,269	3,902	191,102	(11,121)	(36,016)	(19,120)	1,393,943
(a) Corporate restructuring of Dominó Holdings - notes number 16.4.1 and number 16.5.1
(b) Reversal of provision for loss
(c) Transfers of intangible (18.2)

16.3         Parent Company

			Percentage of share capital
Subsidiaries	Headquarters	Main Activity		Copel	Noncontrolling
			Copel	GeT	shareholders
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.00	-	-
Copel Distribuição S.A.	Curitiba/PR	Distribution and marketing of electricity	100.00	-	-
Copel Telecomunicações S.A.	Curitiba/PR	Telecommunication and communication services	100.00	-	-
Copel Renováveis S.A.	Curitiba/PR	Production of electricity from w ind sources	100.00	-	-
Copel Participações S.A.	Curitiba/PR	Holdings of non-financial institutions	100.00	-	-
Nova Asa Branca I Energias Renováveis S.A. (a)	S. Miguel do Gostoso/RN	Production of electricity from w ind sources	100.00	-	-
Nova Asa Branca II Energias Renováveis S.A. (a)	Parazinho/RN	Production of electricity from w ind sources	100.00	-	-
Nova Asa Branca III Energias Renováveis S.A. (a)	Parazinho/RN	Production of electricity from w ind sources	100.00	-	-
Nova Eurus IV Energias Renováveis S.A. (a)	Touros/RN	Production of electricity from w ind sources	100.00	-	-
Santa Maria Energias Renováveis S.A. (a)	Maracanaú/CE	Production of electricity from w ind sources	100.00	-	-
Santa Helena Energias Renováveis S.A. (a)	Maracanaú/CE	Production of electricity from w ind sources	100.00	-	-
Ventos de Santo Uriel S.A. (a)	João Câmara/RN	Production of electricity from w ind sources	100.00	-	-
Cutia Empreendimentos Eólicos SPE S.A. (a) (b)	São Paulo/SP	Production of electricity from w ind sources	100.00	-	-
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.00	-	49.00
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.00	-	30.00
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20.00	60.00	20.00

(a) Pre-operating stage
(b) from March 11, 2014

16.3.1     Summarized financial statements of subsidiaries with non-controlling interest

06.30.2014	Compagás	Elejor	UEG Araucária
ASSETS	490,360	743,201	1,132,679
Current assets	199,148	60,024	725,433
Noncurrent assets	291,212	683,177	407,246
LIABILITIES	490,360	743,201	1,132,679
Current liabilities	160,866	111,655	181,882
Noncurrent liabilities	46,140	528,891	4,199
Equity	283,354	102,655	946,598
STATEMENT OF INCOME
Operating revenues	849,364	123,114	1,043,144
Operating costs and expenses	(777,528)	(32,724)	(726,466)
Financial results	1,904	(41,206)	4,450
Income tax and social contribution	(25,697)	(16,716)	(76,285)
Net income for the period	48,043	32,468	244,843
Total comprehensive income	48,043	32,468	244,843

STATEMENTS OF CASH FLOWS
Cash flow s from operational activities	9,670	51,615	17,313
Cash flow s from investiment activities	(36,235)	390	(30,336)
Cash flow s from financing activities	38,070	(61,329)	-
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	11,505	(9,324)	(13,023)
Cash and cash equivalents at the beginning of the period	34,427	47,584	21,843
Cash and cash equivalents at the end of the period	45,932	38,260	8,820
CHANGE IN CASH AND CASH EQUIVALENTS	11,505	(9,324)	(13,023)

16.4         Joint ventures

				Percentage of		Book value of share capital
Jointly controlled	Headquarters	Main activity	Equity +	share capital %
			Afac	Copel	Copel
					GeT
Dominó Holdings S.A. (16.4.1)	Curitiba/PR	Interest in sew age treatment company	444,202	49.00	-	217,659
Costa Oeste Transmissora de Energia S.A. (a)	Curitiba/PR	Transmission of electricity	51,020	-	51.00	26,020
Marumbi Transmissora de Energia S.A. (a)	Curitiba/PR	Transmission of electricity	65,098	-	80.00	52,078
Transmissora Sul Brasileira de Energia S.A. (a)	Curitiba/PR	Transmission of electricity	328,003	-	20.00	65,601
Caiuá Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	90,155	-	49.00	44,176
Integração Maranhense Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	180,905	-	49.00	88,643
Matrinchã Transmissora de Energia (TP NORTE) S.A. (a)	Curitiba/PR	Transmission of electricity	451,983	-	49.00	221,472
Guaraciaba Transmissora de Energia (TP SUL) S.A. (a)	Curitiba/PR	Transmission of electricity	90,176	-	49.00	44,186
Paranaíba Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	174,161	-	24.50	42,669
Mata de Santa Genebra Transmissão S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	29,134	-	50.10	14,596

(a) Pre-operating stage

16.4.1     Dominó Holdings S.A.

At the Extraordinary Meeting held on March 28, 2014 shareholders of Dominó Holdings approved the redemption and cancellation of 150,431,809 common shares in the capital of Dominó Holdings. The full redemption of the shares of one of the shareholders and the resizing of the other shareholders' ownership interest caused Copel's share of the capital of Dominó Holdings to increase from 45% to 49%.

16.4.2     Main groups of assets, liabilities and results of joint ventures

06.30.2014	Dominó (a)	Costa Oeste	Marumbi	Transmissora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra
ASSETS	467,540	95,264	72,221	616,500	199,027	354,858	1,082,003	556,325	176,476	30,377
Current assets	39,709	6,642	7,481	29,803	19,044	29,279	45,832	121,470	56,248	15,052
Cash and cash equivalents	989	6,606	7,459	8,287	6,896	11,911	41,505	119,635	55,510	14,502
Other current assets	38,720	36	22	21,516	12,148	17,368	4,327	1,835	738	550
Noncurrent assets	427,831	88,622	64,740	586,697	179,983	325,579	1,036,171	434,855	120,228	15,325
.
LIABILITIES	467,540	95,264	72,221	616,500	199,027	354,858	1,082,003	556,325	176,476	30,377
Current liabilities	23,338	11,203	5,113	33,526	15,381	15,721	608,610	457,262	1,442	1,243
Financial liabilities	-	-	-	16,414	6,285	11,374	597,066	441,964	-	-
Other current liabilities	23,338	11,203	5,113	17,112	9,096	4,347	11,544	15,298	1,442	1,243
Noncurrent liabilities	-	35,380	25,521	254,971	99,431	211,936	248,017	8,887	873	-
Financial liabilities	-	-	-	249,654	74,744	122,268	-	-	-	-
Advance for future capital increase	-	2,339	23,511	-	5,940	53,704	226,607	-	-	-
Other noncurrent liabilities	-	33,041	2,010	5,317	18,747	35,964	21,410	8,887	873	-
Equity	444,202	48,681	41,587	328,003	84,215	127,201	225,376	90,176	174,161	29,134
.
STATEMENT OF INCOME
Net operating income	-	42,054	33,379	113,203	51,281	62,240	450,100	218,149	63,004	15,325
Operating costs and expenses	(969)	(34,390)	(28,346)	(97,356)	(46,371)	(54,684)	(466,727)	(226,338)	(65,008)	(16,182)
Financial results	(2,990)	(72)	415	(7,944)	(2,016)	(3,107)	42,006	19,122	5,306	(7)
Equity in income of subsidiaries	72,399	-	-	-	-	-	-	-	-	-
Income tax and social contribution	-	(1,515)	(1,157)	(678)	(960)	(3,736)	-	-	-	-
Profit (loss) for the year	68,440	6,077	4,291	7,225	1,934	713	25,379	10,933	3,302	(864)
Total comprehensive income for th	68,440	6,077	4,291	7,225	1,934	713	25,379	10,933	3,302	(864)
(a) Balances adjusted to accounting practices

16.5         Associates

06.30.2014	Headquarters	Main activity	Equity + Afac	Percentage of share capital	Book value of share capital
Cia. de Saneamento do Paraná - Sanepar (16.5.1)	Curitiba/PR	Basic sanitation	3,511,998	7.6252	267,797
Dona Francisca Energética S.A.	Agudo/RS	Electric Power	215,257	23.0303	49,574
Foz do Chopim Energética Ltda.	Curitiba/PR	Electric Power	43,097	35.77	15,416
Carbocampel S.A.	Figueira/PR	Coal exploration	2,869	49.00	1,406
Dois Saltos Empreendimentos de
Geração de Energia Elétrica Ltda. (a)	Curitiba/PR	Electric Power	2,400	30.00	720
Copel Amec S/C Ltda.- being settled	Curitiba/PR	Services	391	48.00	188
Escoelectric Ltda.	Curitiba/PR	Services	651	40.00	260
Sercomtel S.A. Telecomunicações (b)	Londrina/PR	Telecommunications	-	45.00	-
(a) Pre-operating stage
(b) Investment reduced to zero in 2013 due to the impairment tests

16.5.1     Companhia de Saneamento do Paraná - Sanepar

On April 17, 2014, the Company became the holder of a direct ownership interest in Sanepar consisting of 36,343,267 preferred registered shares, which account for 14.86% of preferred registered shares and 7.6252% of total capital, according to an event approved at the Extraordinary Meeting held by Dominó Holdings's shareholders on March 28, 2014. This direct participation in Sanepar results from the following measures adopted by Dominó Holdings: (i) Sanepar common shares were converted into preferred shares, at the rate of one new preferred share for each common share converted; and (ii) reduction in share capital through the transfer of Sanepar preferred registered shares to the shareholders of Dominó Holdings.

Sanepar shares were acquired by Copel to keep them as a permanent investment.

16.5.2     Main groups of assets, liabilities and results of associates

06.30.2014	Sanepar (a)	Dona Francisca (a)	Foz do Chopim
ASSETS	7,042,790	241,622	45,813
Current assets	602,492	63,842	6,281
Noncurrent assets	6,440,298	177,780	39,532
LIABILITIES	7,042,790	241,622	45,813
Current liabilities	731,121	25,633	2,299
Noncurrent liabilities	2,799,671	732	417
Equity	3,511,998	215,257	43,097
STATEMENT OF INCOME
Net operating income	1,286,136	54,203	19,974
Operating costs and expenses	(935,939)	(26,794)	(5,214)
Financial income (expense)	(50,391)	3,300	(115)
Income tax and social contribution	(73,168)	(10,429)	(686)
Profit (loss) for the perios	226,638	20,280	13,959
Total comprehensive income for the period	226,638	20,280	13,959
(a) Balances adjusted to accounting practices

16.6         Advance for future investment

16.6.1     São Bento Energia, Investimentos e Participações S.A

In November 2011, the contract for purchase and sale of 49.9% of the representative shares of São Bento Energia, Investimentos e Participações S.A, which controls GE Olho D’Água S.A, GE Boa Vista S.A, GE Farol S.A and GE São Bento do Norte S.A, which holds the concession rights of Centrais Geradoras Eólicas Olho D’Água, Boa Vista, Farol and São Bento do Norte, respectively, was signed. The contract will only be effective after approvals by Aneel, by the Economic Defense Administrative Council – Cade and by the National Socio-Economic Development Bank – BNDES, which is the bank financing the funds necessary for the investment, construction and operation of the abovementioned wind power generation enterprises held by the subsidiaries.

If the purchase is not completed, the seller is obliged to return the funds provided, which amount to R$ 77,886, adjusted by the variation of the National Prices Index – IGPM. The approvals by Aneel and Cade were obtained, awaiting the completion of the procedure with BNDES.

In December 2013, the agreement of sale and purchase of 50.1% of the remaining shares of São Bento Energia, in the amount of R$ 109,500, was signed. Until June 30, 2014, R$ 112,056 had been paid referring to the adjusted value of the price negotiated, R$ 20,789 referring to reimbursement of the balance of cash and R$ 563 referring to reimbursement of the cash from additional revenue, as stipulated in the contract.

The contract can be terminated if the approvals from Aneel, Cade and BNDES are not obtained, where seller is obliged to return the amounts contributed, adjusted by the variance of the Broad Consumer Prices Index - IPCA. Approvals by Aneel and Cade have been obtained, pending the consent from BNDES.

17      Property, Plant and Equipment

17.1         PP&E by company

Consolidated		Accumulated			Accumulated
	Cost	depreciation	06.30.2014	Cost	depreciation	12.31.2013
In service
Copel	13	-	13	5	-	5
Copel Geração e Transmissão	12,483,378	(7,510,758)	4,972,620	12,483,418	(7,370,317)	5,113,101
Copel Telecomunicações	526,900	(323,505)	203,395	504,115	(312,251)	191,864
Elejor	594,999	(149,680)	445,319	594,856	(140,657)	454,199
UEG Araucária	686,094	(280,770)	405,324	685,801	(263,587)	422,214
Cutia	19	(16)	3	-	-	-
	14,291,403	(8,264,729)	6,026,674	14,268,195	(8,086,812)	6,181,383
In progress
Copel	30,060	-	30,060	24	-	24
Copel Geração e Transmissão	1,639,693	-	1,639,693	1,475,079	-	1,475,079
Copel Telecomunicações	190,751	-	190,751	174,113	-	174,113
Elejor	13,411	-	13,411	13,292	-	13,292
UEG Araucária	1,536	-	1,536	478	-	478
Cutia	11,485	-	11,485	-	-	-
Nova Asa Branca I	24,900	-	24,900	14,184	-	14,184
Nova Asa Branca II	26,563	-	26,563	12,135	-	12,135
Nova Asa Branca III	44,872	-	44,872	13,124	-	13,124
Nova Eurus IV	24,482	-	24,482	12,496	-	12,496
Santa Maria	49,113	-	49,113	36,013	-	36,013
Santa Helena	57,676	-	57,676	39,432	-	39,432
Ventos de Santo Uriel	17,629	-	17,629	11,894	-	11,894
	2,132,171	-	2,132,171	1,802,264	-	1,802,264
Special liabilities
Copel Geração e Transmissão	(15)	-	(15)	(15)	-	(15)
	(15)	-	(15)	(15)	-	(15)
	16,423,559	(8,264,729)	8,158,830	16,070,444	(8,086,812)	7,983,632

17.2         Asset by type of account – in service and in progress

Consolidated		Accumulated			Accumulated
	Cost	depreciation	06.30.2014	Cost	depreciation	12.31.2013
In service
Reservoirs, dams and aqueducts	7,618,902	(4,567,682)	3,051,220	7,618,902	(4,493,402)	3,125,500
Machinery and equipment	4,818,301	(2,637,288)	2,181,013	4,793,335	(2,551,632)	2,241,703
Buildings	1,520,068	(1,013,968)	506,100	1,519,516	(997,021)	522,495
Land	263,620	(3,848)	259,772	263,620	(2,481)	261,139
Vehicles	58,350	(33,350)	25,000	60,833	(33,884)	26,949
Furniture and tools	12,162	(8,593)	3,569	11,989	(8,392)	3,597
	14,291,403	(8,264,729)	6,026,674	14,268,195	(8,086,812)	6,181,383
In progress	2,132,171	-	2,132,171	1,802,264	-	1,802,264
Special liabilities	(15)	-	(15)	(15)	-	(15)
	16,423,559	(8,264,729)	8,158,830	16,070,444	(8,086,812)	7,983,632

17.3         Changes in Property, Plant and Equipment

Consolidated	In service	In progress	Total
Balance as of January 1, 2014	6,181,383	1,802,249	7,983,632
1st consolidation effect - subsidiaries (Note 16.1)	3	-	3
Investment program paid	-	299,120	299,120
Provision for contingences	-	11,118	11,118
Financial charges transferred to w orks cost	-	7,336	7,336
Fixed assets for projects	28,798	(28,798)	-
Transfers to accounts receivable related to the concession	(18)	-	(18)
Transfers of intangible assets (NE nº 18.2)	-	41,302	41,302
Depreciation quotas to profit and loss	(182,182)	-	(182,182)
Depreciation quotas - Pasep/Cofins credits	(677)	-	(677)
Write off	(633)	(171)	(804)
Balance as of June 30, 2014	6,026,674	2,132,156	8,158,830

17.4         Colíder Hydroelectric Power Plant (HPP)

On July 30, 2010, at the Aneel Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract no. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis and the signed financing agreement, amounted to R$ 1,041,155, in December 2013 was released the amount of R$ 840,106 as note 21.5.

Unit One is expected to start operations on December 30, 2015 and units two and three are expected to start operations in February and April 2016, respectively.

The Colíder Hydroelectric Power Plant’s power output was sold at an Aneel auction at a final price of R$ 103.40/MWh, as of July 1, 2010, adjusted according to the variation of the IPCA inflation index to R$ 131.56/MWh as of June 30, 2014. A total of 125 averages MW were sold, for supply starting in January 2015 for 30 years. The assured power of the project, established in its concession agreement, was 179.6 averages MW, after full motorization.

The expenditures in this venture on June 30, 2014 totaled R$ 1,463,751.

Total commitments already assumed with suppliers of equipment and services in connection with the Colíder Hydroelectric Power Plant amounted to R$ 256,491 as of June 30, 2014.

17.5         Consórcio Tapajós

Copel Geração e Transmissão has signed a Technical Cooperation Agreement with eight other companies of the sector to conduct studies on the Tapajós and Jamanxim Rivers, in the North Region of Brazil, comprising an integrated environmental assessment of the Tapajós River Basin and viability and environmental studies of five hydroelectric projects, totaling 10,682 MW of installed capacity.

The power stations that are currently under study are Jatobá, with 2,338 MW, and São Luiz do Tapajós, the larger station, with 6,133 MW, both on the Tapajós River. In the future the Cachoeira do Caí (802 MW), Cachoeira dos Patos (528 MW) and Jamanxim (881 MW) power stations on the Jamanxim River will be studied.

The expenditures on this project on June 30, 2014 totaled R$ 11,990.

17.6         Consórcio Empreendedor Baixo Iguaçu

On August 27, 2013 Copel Geração e Transmissão entered into a consortium with Geração Céu Azul S.A., with ownership percentage of 30% and 70%, respectively, to build and operate the Baixo Iguaçu Hydroelectric Power Plant, with a minimum installed capacity of 350.20 MW, located in Rio Iguaçu, between the municipalities of Capanema and Capitão Leônidas Marques, and between UPP Governador José Richa and the Iguaçu National Park, in Paraná State, which runs on 3 Kaplan turbines. This consortium was named "Consórcio Empreendedor Baixo Iguaçu" - CEBI.

As of June 30, 2014 the expenses incurred on this venture amounted to R$ 1,070.

18      Intangible Asset

Consolidated	Concession		Concession		Right to use
	and autorization rights		contracts		software
		accumulated		accumulated		accumulated
	cost	amortization (a)	cost	amortization (a)	cost	amortization (b)	Other	06.30.2014
In service
Assets with finite useful life
Copel Geração e Transmissão	-	-	16,779	(1,322)	18,060	(7,418)	43	26,142
Copel Distribuição	-	-	3,634,635	(3,365,119)	-	-	-	269,516
Copel Distribuição - Special liabilities	-	-	(328,556)	280,567	-	-	-	(47,989)
Copel Telecomunicações	-	-	-	-	23,371	(11,234)	-	12,137
Compagás	-	-	246,643	(109,773)	5,222	(3,537)	-	138,555
Elejor	-	-	263,921	(73,531)	-	-	3,509	193,899
UEG Araucária	-	-	-	-	394	(237)	-	157
Concession Right - Elejor	22,626	(6,224)	-	-	-	-	-	16,402
Autorization Right - Cutia (18.1)	8,712	-	-	-	-	-	-	8,712
Autorization Right - Nova Asa I	53,502	-	-	-	-	-	-	53,502
Autorization Right - Nova Asa II	53,601	-	-	-	-	-	-	53,601
Autorization Right - Nova Asa III	51,833	-	-	-	-	-	-	51,833
Autorization Right - Nova Eurus IV	55,058	-	-	-	-	-	-	55,058
Autorization Right - S. Maria	27,731	-	-	-	-	-	-	27,731
Autorization Right - S. Helena	29,913	-	-	-	-	-	-	29,913
Autorization Right - Ventos S. Uriel	13,947	-	-	-	-	-	-	13,947
	316,923	(6,224)	3,833,422	(3,269,178)	47,047	(22,426)	3,552	903,116
Assets with indefinite useful life
Compagás	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	21	21
	316,923	(6,224)	3,833,422	(3,269,178)	47,047	(22,426)	3,573	903,137
In progress
Copel	-	-	-	-	-	-	1,939	1,939
Copel Geração e Transmissão	-	-	18,627	-	2,476	-	2,444	23,547
Copel Distribuição	-	-	1,251,966	-	-	-	-	1,251,966
Copel Distribuição- Special liabilities	-		(167,912)	-	-	-	-	(167,912)
Copel Telecomunicações	-	-	-	-	2,739	-	85	2,824
Compagás	-	-	99,789	-	-	-	-	99,789
Nova Asa Branca I	-	-	-	-	-	-	44	44
Nova Asa Branca II	-	-	-	-	-	-	46	46
Nova Asa Branca III	-	-	-	-	-	-	211	211
Nova Eurus IV	-	-	-	-	-	-	55	55
Santa Maria	-	-	-	-	-	-	443	443
Santa Helena	-	-	-	-	-	-	42	42
Ventos de Santo Uriel	-	-	-	-	-	-	52	52
	-	-	1,202,470	-	5,215	-	5,361	1,213,046
								2,116,183
(a) Amortization over the concession period
(b) Annual amortization rate: 20%

Consolidated	Concession		Concession		Right to use
	and autorization rights		contracts		software
		accumulated		accumulated		accumulated
	cost	amortization (a)	cost	amortization (a)	cost	amortization (b)	Other	12.31.2013
In service
Assets with finite useful life
Copel Geração e Transmissão	-	-	15,884	(732)	17,734	(6,108)	43	26,821
Copel Distribuição	-	-	3,664,119	(3,269,508)	-	-	-	394,611
Copel Distribuição - Special liabilities	-	-	(326,007)	256,417	-	-	-	(69,590)
Copel Telecomunicações	-	-	-	-	22,386	(9,280)	-	13,106
Compagás	-	-	239,239	(101,937)	5,221	(3,296)	-	139,227
Elejor	-	-	263,920	(69,141)	-	-	6,286	201,065
UEG Araucária	-	-	-	-	373	(206)	-	167
Concession Right - Elejor	22,626	(5,847)	-	-	-	-	-	16,779
Autorization Right - Cutia (18.1)	5,809	-	-	-	-	-	-	5,809
Autorization Right - Nova Asa I	51,659	-	-	-	-	-	-	51,659
Autorization Right - Nova Asa II	51,745	-	-	-	-	-	-	51,745
Autorization Right - Nova Asa III	49,948	-	-	-	-	-	-	49,948
Autorization Right - Nova Eurus IV	53,154	-	-	-	-	-	-	53,154
Autorization Right - S. Maria	26,813	-	-	-	-	-	-	26,813
Autorization Right - S. Helena	28,955	-	-	-	-	-	-	28,955
Autorization Right - Ventos S. Uriel	13,445	-	-	-	-	-	-	13,445
	304,154	(5,847)	3,857,155	(3,184,901)	45,714	(18,890)	6,329	1,003,714
Assets with indefinite useful life
Compagás	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	21	21
	304,154	(5,847)	3,857,155	(3,184,901)	45,714	(18,890)	6,350	1,003,735
In progress
Copel Geração e Transmissão	-	-	17,209	-	1,940	-	2,531	21,680
Copel Distribuição	-	-	1,091,217	-	-	-	-	1,091,217
Copel Distribuição- Special liabilities	-		(154,965)	-	-	-	-	(154,965)
Copel Telecomunicações	-	-	-	-	2,032	-	85	2,117
Compagás	-	-	70,716	-	-	-	-	70,716
Nova Asa Branca I	-	-	-	-	-	-	44	44
Nova Asa Branca II	-	-	-	-	-	-	44	44
Nova Asa Branca III	-	-	-	-	-	-	190	190
Nova Eurus IV	-	-	-	-	-	-	42	42
Santa Maria	-	-	-	-	-	-	447	447
Santa Helena	-	-	-	-	-	-	42	42
Ventos de Santo Uriel	-	-	-	-	-	-	52	52
	-	-	1,024,177	-	3,972	-	3,477	1,031,626
								2,035,361
(a) Amortization over the concession period
(b) Annual amortization rate: 20%

18.1         Changes in intangible assets

The acquisition in 2011 of 49.9% of Cutia's shares generated an authorization right of R$ 5,809 and the acquisition of 50.1% of the shares (in 2014, note 16.1) generated an authorization right of R$ 2,903, totaling R$ 8,712, which will be amortized during the authorization period from the date the enterprise starts its business operations, which is expected for January 1, 2015, according to Aneel's authorizing resolutions. The wind farms are authorized for 30 years, as from the date that the authorizing resolutions were published on the Federal Register, on January 5, 2012.

18.2         Changes in intangible assets

			Concession contracts		Concession		Other
	In	In	Special Liabilities		and autorization	In	In
	service	progress	In service	In progress	rights	service	progress	Consolidated
Balance as of January 1, 2014	741,844	1,179,142	(69,590)	(154,965)	298,307	33,174	7,449	2,035,361
1st consolidation effect - subsidiaries (Note 16.1)	-	-	-	-	-	-	11,385	11,385
Investment program	-	518,594	-	-	12,769	-	16,168	547,531
Customers' financial participation	-	-	-	(67,330)	-	-	-	(67,330)
Aneel concession - use of public assets	-	2,313	-	-	-	-	-	2,313
Transfers of assets for future use	-	2,638	-	-	-	-	-	2,638
Transfer to investments (16.2)	-	-	-	-	-	-	18,210	18,210
Transfers to property, plant and equipment (NE nº 17.3)	-	-	-	-	-	-	(41,302)	(41,302)
Transfers to accounts receivable related to
the concession (9.1)	-	(306,847)	-	51,832	-	-	-	(255,015)
Transfers to intangible assets in service	24,607	(24,607)	(2,551)	2,551	-	1,334	(1,334)	-
Amortization of quotas - concession and autorization	(144,982)	-	22,916	-	(377)	(3,537)	-	(125,980)
Amortization of quotas - Pasep/Cofins credits	(7,134)	-	1,234	-	-	-	-	(5,900)
Write off	(2,102)	(851)	2	-	-	-	-	(2,951)
Adjustments to financial assets classified as available for sale	-	-	-	-	-	(2,777)	-	(2,777)
Balance as of June 30, 2014	612,233	1,370,382	(47,989)	(167,912)	310,699	28,194	10,576	2,116,183

19      Payroll, Social Charges and Accruals

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Social security liabilities
Taxes and social contribution	2,575	1,098	25,965	39,115
Social security charges on paid vacation and 13th salary	3,640	682	33,972	30,008
	6,215	1,780	59,937	69,123
Labor liabilities
Payroll, net	188	427	3,464	2,524
Vacation and 13th salary	10,089	2,005	98,539	84,071
Profit sharing	-	734	-	80,048
Profit sharing for the period	1,528	-	22,608	-
Voluntary redundancy	915	-	987	3,871
Assignments to third parties	-	-	50	48
	12,720	3,166	125,648	170,562
	18,935	4,946	185,585	239,685

20      Suppliers

Consolidated		06.30.2014	12.31.2013
Energy supplies		639,143	581,968
Materials and supplies		394,142	373,195
Charges for use of grid system		70,102	72,151
Natural gas for resale		141,747	51,502
Natural gas and supplies for the gas business - renegotiation Petrobras		27,856	63,544
		1,272,990	1,142,360
	Current	1,235,215	1,092,239
	Noncurrent	37,775	50,121

20.1         Main Power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and adjusted annually according to the IPCA inflation index:

	Supply	Energy purchased	Auction	Average purchase
	period	(annual average MW)	date	price (R$/MWh)
Auction of power from existing facilities
1st Auction - Product 2007	2007 to 2014	37.49	12.07.2004	75.46
2nd Auction - Product 2008	2008 to 2015	52.05	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	45.01	10.11.2005	94.91
5th Auction - Product 2007	2007 to 2014	49.88	12.14.2006	104.74
8th Auction- Product 2010 Q5	2010 to 2014	0.01	11.30.2009	99.14
8th Auction- Product 2010 D5	2010 to 2014	0.01	11.30.2009	80.00
10th Auction- Product 2012 Q3	2012 to 2014	15.60	11.30.2011	79.99
12th Auction-Product 2014 12M	01/01/2014 to 12/31/2014	328.91	12.17.2013	191.41
12th Auction-Product 2014 18M	01/01/2014 to 06/30/2015	19.49	12.17.2013	165.20
12th Auction-Product 2014 36M	01/01/2014 to 12/31/2016	162.86	12.17.2013	149.99
13th Auction-Product 2014-DIS	05/01/2014 to 12/31/2019	73.18	04.30.2014	262.00
13th Auction-Product 2014-QTD	05/01/2014 to 12/31/2019	187.22	04.30.2014	271.00
		971.71
Auction of power from new facilities
1st Auction- Product 2008 Hidro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction- Product 2008 Termo	2008 to 2022	25.10	12.16.2005	132.26
1st Auction- Product 2009 Hidro	2009 to 2038	3.54	12.16.2005	114.28
1st Auction- Product 2009 Termo	2009 to 2023	40.88	12.16.2005	129.26
1st Auction- Product 2010 Hidro	2010 to 2039	69.87	12.16.2005	115.04
1st Auction- Product 2010 Termo	2010 to 2024	65.01	12.16.2005	121.81
3rd Auction- Product 2011 Hidro	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction- Product 2011 Termo	2011 to 2025	54.22	10.10.2006	137.44
4th Auction- Product 2010 Termo	2010 to 2024	15.44	07.26.2007	134.67
5th Auction- Product 2012 Hidro	2012 to 2041	53.24	10.16.2007	129.14
5th Auction- Product 2012 Termo	2012 to 2026	115.38	10.16.2007	128.37
6th Auction- Product 2011 Termo	2011 to 2025	9.89	09.17.2008	128.42
7th Auction- Product 2013 Hidro	2013 to 2042	-	09.30.2008	98.98
7th Auction- Product 2013 Termo	2013 to 2027	110.96	09.30.2008	145.23
8th Auction- Product 2012 Hidro	2012 to 2041	0.01	08.27.2009	144.00
8th Auction- Product 2012 Termo	2012 to 2026	0.15	08.27.2009	144.60
		624.96
Structuring projects auction
Santo Antonio	2012 to 2041	97.10	12.10.2007	78.87
Jirau	2013 to 2042	210.42	05.19.2008	71.37
		307.52

21      Loans and Financing

Consolidated	Current liabilities				Noncurrent liabilities
	Principal	Charges	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Foreign currency
STN (21.1)	-	528	528	2,154	59,843	62,661
Eletrobrás	3	-	3	7	-	-
	3	528	531	2,161	59,843	62,661
Local currency
Banco do Brasil (21.2)	384,737	81,004	465,741	716,067	1,144,585	886,893
Eletrobrás (21.3)	49,486	45	49,531	49,329	105,982	130,427
Finep (21.4)	6,509	65	6,574	6,935	30,205	33,622
BNDES (21.5)	19,919	12,009	31,928	20,776	1,094,286	1,104,333
Banco do Brasil
Transfer BNDES (21.6)	11,369	414	11,783	11,838	143,058	148,742
Promissory notes	-	-	-	150,000	-	-
	472,020	93,537	565,557	954,945	2,518,116	2,304,017
	472,023	94,065	566,088	957,106	2,577,959	2,366,678

Parent Company	Current liabilities				Noncurrent liabilities
	Principal	Charges	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Foreign currency
STN (21.1)	-	528	528	2,154	59,843	62,661
Local currency
Banco do Brasil (21.2)	269,473	33,758	303,231	560,647	624,584	394,091
	269,473	34,286	303,759	562,801	684,427	456,752

21.1         Department of the National Treasury - STN

	Number of	Final		Annual rate p.y.		Consolidated
Type of bonus	installment	maturity	Amortization	(interest + commission)	Principal	06.30.2014	12.31.2013
Capitalization Bond	21	04.10.2014	Semi Annual	8.0% + 0.20%	12,225	-	1,595
Par Bond	1	04.11.2024	Single installment	6.0% + 0.20%	17,315	35,704	37,385
Discount Bond	1	04.11.2024	Single installment	Libor Semi Annual+0.8125%+0.20%	12,082	24,667	25,835
						60,371	64,815
					Current	528	2,154
					Noncurrent	59,843	62,661

21.2         Banco do Brasil S.A.

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	06.30.2014	12.31.2013
Law 8,727/93 (a)	03.30.1994	240	03.01.2014	TJLP and IGP-M + 5.098%	28,178	-	66
21/02155-4 (b)	09.10.2010	3	08.15.2015	98.5% of average rate of CDI	350,000	327,195	311,286
21/02248-8 (c)	06.22.2011	1	06.01.2015	99.5% of average rate of CDI	150,000	194,383	184,735
CCB 21/11062X (d)	08.26.2013	3	07.27.2018	106.0% of average rate of CDI	151,000	160,933	152,135
NC 330600129 (e)	01.31.2007	1	01.31.2014	106.5% of average rate of CDI	29,000	-	30,156
NC 330600132 (f)	02.28.2007	1	02.28.2019	107.8% of average rate of CDI	231,000	237,260	238,591
NC 330600151 (g)	07.31.2007	1	07.31.2014	106.5% of average rate of CDI	18,000	18,783	18,718
NC 330600156 (h)	08.28.2007	1	08.28.2014	106.5% of average rate of CDI	14,348	14,851	14,821
NC 330600157 (i)	08.31.2007	1	08.31.2014	106.5% of average rate of CDI	37,252	38,543	38,439
NC 330600609 (j)	08.19.2011	3	07.21.2016	109.41% of average rate of CDI	600,000	618,378	614,013
						1,610,326	1,602,960
					Current	465,741	716,067
				Noncurrent		1,144,585	886,893

21.3         Eletrobrás - Centrais Elétricas Brasileiras S.A.

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	06.30.2014	12.31.2013
1293/94 (a)	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2.0%	307,713	67,053	83,362
980/95 (b)	12.22.1994	80	11.15.2018	8.0%	11	12	12
981/95 (c)	12.22.1994	80	08.15.2019	8.0%	1,169	344	376
982/95 (d)	12.22.1994	80	02.15.2020	8.0%	1,283	131	142
983/95 (e)	12.22.1994	80	11.15.2020	8.0%	11	167	179
984/95 (f)	12.22.1994	80	11.15.2020	8.0%	14	71	77
985/95 (g)	12.22.1994	80	08.15.2021	8.0%	61	44	47
002/04 (h)	06.07.2004	120	07.30.2016	8.0%	30,240	2,295	2,846
142/06 (i)	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	15,466	17,286
206/07 (j)	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	54,905	59,357
273/09 (k)	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	13,976	14,798
2540/06 (l)	05.12.2009	60	10.30.2016	5.0% + 1.5%	2,844	1,049	1,274
						155,513	179,756
					Current	49,531	49,329
					Noncurrent	105,982	130,427

Company:
Copel Geração e Transmissão: (a)
Copel Distribuição: (b) (c) (d) (e) (f) (g) (h) (i) (j) (k) (l)

Destination:
Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system: (a)
National Program for Watering - Proni: (b) (c) (d) (e) (f) (g)
Rural Electricity Program - Luz para Todos: (h) (i) (j) (k)
National Program for Efficient Public Lighting - ReLuz: cover 75% of the total cost of the Project for the City of Ponta Grossa:(l)

Collateral:
The guarantee is represented by the income, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

21.4         Finep

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	06.30.2014	12.31.2013
2070791-00 (a)	11.28.2007	49	12.15.2014	0.37% above TJLP	5,078	574	1,147
2070790-00 (b)	11.28.2007	49	12.15.2014	0.13% above TJLP	3,535	273	547
21120105-00 (c)	05.17.2012	81	10.15.2020	4.0%	35,095	19,914	21,223
21120105-00 (c)	05.17.2012	81	10.15.2020	3.5% + TR	17,103	16,018	17,640
						36,779	40,557
					Current	6,574	6,935
					Noncurrent	30,205	33,622

Company:
Copel Geração e Transmissão: (a) (b)
Copel Telecomunicações: (c)

Destination:
Research and Development Project GER 2007: (a)
Research and Development Project TRA 2007: (b)
BEL project - ultra w ide band intranet service (Ultra Wide Band - UWB): (c)

Collateral:
Withhold the amounts from the checking account in w hich revenues are deposited: (a) (b) (c)

21.5         BNDES

	Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Contracts	Date	installment	initial	final	(interest + commission)	Principal	06.30.2014	12.31.2013
820989.1 (a)	03.17.2009	179	02.15.2012	01.15.2028	1.63% above TJLP	169,500	154,843	160,572
1120952.1-A (b)	12.16.2011	168	05.15.2012	04.15.2026	1.82% above TJLP	42,433	35,958	37,484
1120952.1-B (c)	12.16.2011	168	05.15.2012	04.15.2026	1.42% above TJLP	2,290	1,940	2,022
1220768.1 (d)	09.28.2012	192	08.15.2013	07.15.2029	1.36% above TJLP	73,122	65,069	67,259
13211061 (e)	12.04.2013	192	11.15.2015	10.15.2031	1.49% above TJLP	1,041,155	850,615	840,106
13210331 (f)	12.03.2013	168	09.15.2014	08.15.2028	1.49% and 1.89% above TJLP	17,644	17,789	17,666
							1,126,214	1,125,109
						Current	31,928	20,776
						Noncurrent	1,094,286	1,104,333
Company:
Copel Geração e Transmissão
Financial charges:
It w ill be paid monthly after the first payment of the principal amount.
Destination:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system: (a)
Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste: (b)
Purchase of machinery and equipment: (c)
Implementation of Cavernoso II SHP: (d)
Implementation of HPP Colíder and associated transmission system: (e)
Implementation of the 230/138kV Cerquilho III Substation: (f)
Collateral:
All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Pow er Market ( Contracts for the
Sale of Energy in the Regulated Environment or CCEARs) in connection w ith this project (a) and (d)
Copel Geração e Transmissão has undertaken to assign to the BNDES the rights it holds under Concession Arrangement
027/2009-ANEEL, and to submit as a guarantee to the BNDES the credit rights deriving from the provision of energy transmission services stipulated in the Concession Arrangement (Transmission Services Agreement 09/2010), by Copel Geração e Transmissão
and the National Electric System Operator (Operador Nacional do Sistema Elétrico or ONS), the transmission concession operators and the users of the transmission system, including the entire revenue deriving from the transmission services provided: (b) and (c)
Statutory assignment of the rights under Concession Agreement 01/2011MME-HPP Colíder and statutory assignment under the electricity purchase and sale agreement (CCVEE) betw een Copel and Sadia S.A.: (e)
Statutory assignment of the rights under Public Electricity Transmission Service Concession Agreement
015/2010-ANEEL, betw een Copel and the federal government: (f)

21.6         Banco do Brasil - Distribution of Funds from BNDES

	Issue	Num ber of	Maturity		Annual rate p.y.		Consolidated
Contracts	Date	installm ent	initial	final	(interest + com mission)	Principal	06.30.2014	12.31.2013
21/02000-0	04.16.2009	179	02.15.2012	01.15.2028	2.13% above TJLP	169,500	154,841	160,580
							154,841	160,580
						Current	11,783	11,838
						Noncurrent	143,058	148,742
Com pany:
Copel Geração e Transmissão
Financial charges:
It w ill be paid quarterly during the grace period and monthly after the first payment of the principal amount
Destination:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system, in consortium w ith Eletrosul
Collateral:
All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Pow er Market ( Contracts
for the Sale of Energy in the Regulated Environment or CCEARs) in connection w ith this project
45

21.7         Breakdown of loans and financing by currency and index

Index and change in foreign currencies		Consolidated
accumulated in the period (%)		06.30.2014%		12.31.2013%
Foreign currency
U.S. Dolar	(5.98)	60,374	1.92	64,822	1.95
		60,374	1.92	64,822	1.95
Local currency
TJLP	-	1,281,903	40.77	1,308,607	39.37
IGP-M	2.45	-	-	65	-
Ufir	-	88,459	2.81	96,394	2.90
Finel	0.49	67,052	2.13	83,361	2.51
CDI	4.26	1,610,327	51.22	1,752,895	52.74
TR	0.35	16,018	0.51	-	-
Without indexer	-	19,914	0.64	17,640	0.53
		3,083,673	98.08	3,258,962	98.05
		3,144,047	100.00	3,323,784	100.00
	Current	566,088		957,106
	Noncurrent	2,577,959		2,366,678

21.8         Maturity of noncurrent installments

		Parent Company				Consolidated
	Foreign	Local		Foreign	Local
06.30.2014	currency	currency	Total	currency	currency	Total
2015	-	197,762	197,762	-	608,204	608,204
2016	-	197,762	197,762	-	374,839	374,839
2017	-	76,353	76,353	-	233,928	233,928
2018	-	76,353	76,353	-	233,018	233,018
2019	-	76,354	76,354	-	175,510	175,510
After 2020	59,843	-	59,843	59,843	892,617	952,460
	59,843	624,584	684,427	59,843	2,518,116	2,577,959

21.9         Changes in loans and financing

	Foreign currency		Local currency
Consolidated	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2014	2,161	62,661	954,945	2,304,017	3,323,784
Charges	1,290	-	106,521	25,687	133,498
Monetary and exchange variations	(139)	(2,818)	100	(359)	(3,216)
Transfers	-	-	(188,771)	188,771	-
Amortization - principal	(736)	-	(214,927)	-	(215,663)
Amortization - interest	(2,045)	-	(92,311)	-	(94,356)
Balance as of June 30, 2014	531	59,843	565,557	2,518,116	3,144,047

21.10       Contracts with clauses for anticipated maturity

The Company and its subsidiaries contracted loans which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital of subsidiaries that represents a change in control, without prior notice; specifically for Copel Geração e Transmissão, no dividend distributions or payments for interest on own capital to be made, for which the amount, individually or together, exceeds the minimum compulsory amount, without prior and express authorization. Non compliance with these terms could result in the anticipated maturity of the debts and/or fines.

At June 30, 2014 all contractual covenants had been complied with.

22      Debentures

	Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Debentures	Date	installment	initial	final	(interest)	Principal	06.30.2014	12.31.2013
5th issue (a)	05.13.2014	3	05.13.2017	05.13.2019	111.5% above DI	1,000,000	1,004,707	-
1st issue (b)	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	1,017,101	1,015,389
2nd issue (c)	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	172,223	192,556
1st issue (d)	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0% p.y.	62,626	42,876	-
1st issue (e)	06.10.2014	1	-	06.10.2015	100% CDI + Spread 0.90% p.y.	330,000	330,335	-
							2,567,242	1,207,945
					Current		399,769	57,462
					Noncurrent		2,167,473	1,150,483

Company:
Copel: (a)	Nova Asa Branca I (e)	Santa Maria (e)
Copel Distribuição: (b)	Nova Asa Branca II (e)	Santa Helena (e)
Elejor: (c)	Nova Asa Branca III (e)	Ventos de Santo Uriel (e)
Compagas: (d)	Nova Eurus IV (e)
Characteristics:

Simple debentures, single series, unconvertible, unsecured debenture, w as approved for public offering under restricted placement efforts, pursuant to CVM Instruction number 476, in the minimum amount of R$ 1.000.000 (a and b) and R$ 203.000 (c) notes w ere issued w ith a unit value of R$ 10, in quantity of 100.000 (a and b) and 20.300 (c)

Simple floating debentures, issued privately in a single series and not convertible into shares, in the amount of R$ 62.626 (d)
Securities w orth R$ 1 per unit w ere issued in the quantity of: 62,626 (d)

Simple, single series, unsecured and not convertible into shares debentures that are to be distributed in the market under restricted placement efforts, pursuant to CVM (Brazilian Securities and Exchange Commission) Instruction 476, in the minimum amounts of: R$ 53,000 - N. Asa Branca I; R$ 58,000 - N. Asa Branca II; R$ 50,000 - N. Asa Branca III; R$ 30,000 - N. Eurus IV; R$ 50,000 - Santa Maria; R$ 58,000 - Santa Helena; and R$ 31,000 - Ventos de Santo Uriel. (e)

Securities w ith a unit value of R$ 10,000.00 w ere issued in the amounts of: 5,300 - N. Asa Branca I; 5,800 - N. Asa Branca II; 5,000 - N. Asa Branca III; 3,000 - N. Eurus IV; 5,000 - Santa Maria; 5,800 - Santa Helena; 3,100 - Ventos Santo Uriel. (e)
The unit value of debentures w ill not be adjusted for inflation: (a) (b) (c) (d) (e)
Finance charges:
Interest paid half-yearly in May and November: (a)
Interest paid half-yearly in April and October: (b)
Interest paid monthly: (c)
Interest paid quarterly in March, June, September and December: (d)
Interest paid in a lump sum on maturity date: (e)
Allocation:
Working capital or used to make investments in the issuer: (a) and (b)
Full settlement of the loan agreement w ith Copel: (c)
Fund investment plan of the issuer: (d)
Redemption of promissory notes and investment in w ind farms: (e)
Collaterals:
Personal guarantee (a) (b) (c) (e)
Floating: (d)
Guarantor:
Copel: (b) (e)
Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%: (c)
Compagas: (d)
Trustee:
Pentágono: (a)
C&D Distribuidora de Títulos e Valores Mobiliários S.A.: (b) (c) (e)
BNDES Participações S.A. - BNDESPAR: (d)

22.1         Changes in debentures

Consolidated	Current	Noncurrent	Total
Balance as of January 1, 2014	57,462	1,150,483	1,207,945
Funding	330,000	1,042,775	1,372,775
Charges	79,668	(4,363)	75,305
Transfers	21,422	(21,422)	-
Amortization - principal	(20,304)	-	(20,304)
Amortization - interest and variation	(68,479)	-	(68,479)
Balance as of June 30, 2014	399,769	2,167,473	2,567,242

22.2         Contracts with clauses for anticipated maturity

Copel Distribuição and your subsidiaries issued debentures that contain covenants that require the maintenance of certain economic and financial indices within previously established parameters with enforceability of compliance with annual and other conditions to be observed, such as changing the shareholding of the Company in the share capital representing a change of control without the prior consent of the Debenture Holders; not making without prior written consent of the Debenture holders, payments of dividends or payments of interest on equity, if they are in arrears regarding compliance with any of their financial obligations or they do not meet the established financial indices. Failure to comply with these conditions may allow early call of the debentures.

At June 30, 2014 all contractual covenants had been complied with.

23      Post-Employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Unified Plan and Plan III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

23.1         Benefit Pension Plan

The unified pension plan is a Defined Benefit Plan - BD in which the income is predetermined, according to each individual's salary, and pension plan III is a Defined Contribution Plan - CD.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with Technical Pronouncement CPC 33 (R1)/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee – CPC compulsory for public stock corporations as of January 1, 2013, and refer to employee benefits, and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

23.2         Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

23.3         Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below:

		Parent Company		Consolidated
		06.30.2014	12.31.2013	06.30.2014	12.31.2013
Pension plan		14	2	191	5
Healthcare plan		17,754	2,169	1,002,776	967,227
		17,768	2,171	1,002,967	967,232
	Current	14	2	31,041	29,983
	Noncurrent	17,754	2,169	971,926	937,249

The amounts recognized in the statement of income are shown below:

	Parent Company		Consolidated
	06.30.2014	06.30.2013	06.30.2014	06.30.2013
Pension plan (CD)	2,837	-	24,250	28,966
Pension plan (CD) - management	249	311	562	373
Healthcare plan - post employment	1,157	-	51,064	34,425
Healthcare plan	1,548	-	20,675	21,887
Healthcare plan - management	39	40	68	47
	5,830	351	96,619	85,698

23.4         Changes in the post-employment benefits

	Current	Noncurrent
Consolidated	liabilities	liabilities	Total
Balance as of January 1, 2014	29,983	937,249	967,232
Appropriation of actuarial calculation	-	51,061	51,061
Pension and healthcare contributions	54,374	-	54,374
Transfers	16,384	(16,384)	-
Amortizations	(69,700)	-	(69,700)
Balance as of June 30, 2014	31,041	971,926	1,002,967

23.5         Actuarial valuation pursuant to CPC 33 (R1)

The Company, in compliance with the CPC 33 (R1), opts to prepare the actuarial report annually.

The information prepared in compliance with the Actuarial Assessment Report is included in Note 23 to the financial statements as of December 31, 2013.

24      Customer Charges Due

Consolidated	06.30.2014	12.31.2013
Global Reversal Reserve (RGR)	13,188	31,652
Energy Development Account (CDE)	11,709	6,342
	24,897	37,994

25      Research and Development and Energy Efficiency

25.1         Balance recognized to invest in R&D (Research and Development) and EEP (Energy Efficiency Program)

.	Applied and	Balance	Balance	Balance as of	Balance as of
	unfinished	to collect	to apply	06.30.2014	12.31.2013
Research and Development - R&D
FNDCT (a)	-	4,801	-	4,801	3,771
MME	-	2,401	-	2,401	1,887
R&D	35,039	-	158,750	193,789	171,928
	35,039	7,202	158,750	200,991	177,586
Energy efficiency program - EEP	47,450	-	73,001	120,451	104,995
	82,489	7,202	231,751	321,442	282,581
			Current	126,537	127,860
			Noncurrent	194,905	154,721
(a) National Fund for Scientific and Technological Development

25.2         Changes in balances for R&D and EEP

	FNDCT	MME		R&D		EEP
	current	current	current	noncurrent	current	noncurrent	Consolidated
Balance as of January 1, 2014	3,771	1,887	46,956	124,972	75,246	29,749	282,581
Additions	16,243	8,121	492	15,750	-	13,736	54,342
Performance agreement	-	-	-	-	-	487	487
Selic interest rate	-	-	84	7,090	-	3,121	10,295
Payments	(15,213)	(7,607)	-	-	-	-	(22,820)
Concluded projects	-	-	(1,555)	-	(1,888)	-	(3,443)
Balance as of June 30, 2014	4,801	2,401	45,977	147,812	73,358	47,093	321,442

51

26      Accounts Payable related to concession - Use of Public Property

These refer to concession charges for use of public property (UPP).

Consolidated					Current		Noncurrent
	Grants	Signature	Final	06.30.2014	12.31.2013	06.30.2014	12.31.2013
HHP Mauá (a)	06.29.2007	07.03.2007	07.2042	952	913	13,051	12,612
HHP Colider (b)	12.29.2010	01.17.2011	01.2046	878	118	17,749	17,091
SHP Cavernoso (c)	07.11.2013	07.11.2013	07.2018	37	35	91	101
SHP Apucaraninha (d)	07.11.2013	07.11.2013	07.2018	257	247	641	702
SHP Chopim I (e)	07.11.2013	07.11.2013	07.2015	57	55	2	26
SHP Chaminé (f)	07.11.2013	07.11.2013	07.2018	444	427	1,108	1,214
SHP Drifting Rio Jordão (g)	07.11.2013	02.24.2014	02.2019	221	-	648	-
Fundão – Santa Clara Hydroelectric
Energy Complex (h)	10.23.2001	10.25.2001	10.2036	49,686	49,686	396,856	388,547
				52,532	51,481	430,146	420,293

26.1         Change in Accounts Payable related to concession - Use of Public Property

	Current	Noncurrent
Consolidated	liabilities	liabilities	Total
Balance as of January 1, 2014	51,481	420,293	471,774
Aneel concession - use of public assets	215	2,098	2,313
Transfers from non-current to current liabilities	25,118	(25,118)	-
Payments	(25,754)	-	(25,754)
Monetary variation	1,472	32,873	34,345
Balance as of June 30, 2014	52,532	430,146	482,678

52

27      Other Accounts Payable

Consolidated		06.30.2014	12.31.2013
Financial compensation for use of w ater resources		22,286	22,952
Reimbursements to customer contributions		20,863	19,428
Public lighting fee collected		18,564	21,489
Customers		16,364	18,745
Pledges in guarantee		15,440	14,286
Consortium partners		3,003	3,003
Other liabilities		66,595	37,341
		163,115	137,244
	Current	162,883	137,011
	Noncurrent	232	233

28      Provision for Contingencies

28.1         Lawsuits with Likelihood of Losses deemed as probable

The Company and its subsidiaries are party to several claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a provision for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.

Change in provision for contingencies

					Additions to Property,
Consolidated	Balance as of			Construction	Plant and Equipment		Balance as of
	January 1, 2014	Additions	(-) Reversals	cost	in progress	Discharges	June 30, 2014
Tax (28.1.1)
Cofins (a)	243,131	-	-	-	-	-	243,131
Other taxes	44,108	2,014	-	-	-	(987)	45,135
	287,239	2,014	-	-	-	(987)	288,266
Labor	196,054	33,106	(406)	-	-	(1,851)	226,903
Employee benefits	94,809	12,923	(414)	-	-	(10,060)	97,258
Civil (28.1.2)
Suppliers (a)	64,775	-	(2,113)	-	-	-	62,662
Civil and administrative law (b)	197,838	28,730	-	-	-	(1,855)	224,713
Easements	10,639	6,764	-	-	-	(608)	16,795
Condemnation and real estate (c)	353,461	26,207	-	533	11,118	(280)	391,039
Customers	9,633	595	-	-	-	-	10,228
	636,346	62,296	(2,113)	533	11,118	(2,743)	705,437
Environmental claims	211	19	-	-	-	-	230
Regulatory (28.1.3)	51,468	853	-	-	-	-	52,321
	1,266,127	111,211	(2,933)	533	11,118	(15,641)	1,370,415

	Balance as of			Balance as of
Parent Company	January 1, 2014	Additions	Discharges	June 30, 2014
Tax (28.1.1)
Cofins (a)	243,131	-	-	243,131
Others taxes	22,016	1,146	(984)	22,178
	265,147	1,146	(984)	265,309
Labor	-	242	-	242
Civil	390	328	-	718
Regulatory	12,310	-	-	12,310
	277,847	1,716	(984)	278,579

53

28.1.1     Tax claims

a)    Contribution for the Financing of Social Security - COFINS

Lawsuit no. 10980.004398/2010-09 – Curitiba Federal Revenue Service Office

This is a tax administrative proceeding (assessment of deficiency) whereby the Brazilian Federal Revenue Service intends to collect COFINS (Tax for Social Security Financing) for the period from August 1995 to December 1996, as a result of the final and non-appealable decision rendered on lawsuit 2000.04.01.100266-9 filed by the federal government, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

Given the opinion of the federal tax authorities, the lack of case law precedent, the complexity and specifics of both facts and legal matter involved, the principal of R$ 48,814 was rated as a probable loss and the interest and fine are subject to another proceeding (11453.720001/20011-23) and at June 30, 2014 amount to R$ 128,658, was classified as a possible risk of defeat, as the cases of defense are different for the principal and the charges.

Lawsuit no. 10980.720458/2011-15 – Curitiba Federal Revenue Service Office

This is a tax administrative proceeding (assessment of deficiency) whereby the Brazilian Federal Revenue Service intends to collect COFINS (Tax for Social Security Financing) for the period from October 1998 to June 2001, as a result of the final and non-appealable decision rendered on lawsuit 2000.04.01.100266-9 filed by the federal government, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

The Federal Revenue Services understands that the sentence for the Rescission Claim had suspended the liability period for constituting the aforementioned tax credit.

Given the lack of law precedent, the complexity and specifics of both facts and legal matter involved, the principal of R$ 194,317 was rated as a probable loss and the interest and fine on said tax liability at June 30, 2014 amount to R$ 673,403, was classified as a possible risk of defeat, as the cases of defense are different for the principal and the charges.

28.1.2     Civil claims

a)    Suppliers

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of an arbitration proceeding with the Chamber of Arbitrage of the Fundação Getúlio Vargas, through which they plead the payment of the overdue instalment values, as well as cancellation fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order at the Superior Court of Justice making the arbitration ruling void.

54

Given that both companies have identified the pledged amounts (R$ 35,913 on June 17, 2010, R$ 22,823 on October 1, 2009 and R$ 11,833 on February 03, 2010), the legal directors have continued to classify the action as representing a probable loss, highlighting that the same bank bond letters were presented as guarantee for the amounts identified. In addition to the legal discussion, at the end of 2011 the remaining balance of R$ 27,438 was executed and as a result a bank account was blocked. This execution was challenged by Copel Distribuição, which is the reason why management decided to record a financial provision for the legal claims, for the original value of the debts monetary adjusted to June 30, 2014, which amounts to R$ 89,025. Of this amount, R$ 26,363 has been recorded to suppliers.

The judge of the 3rd Public Finance Court ruled the amount of R$ 22,162 is outstanding, and released the amounts of R$ 12,790 and R$ 9,372 to the enforcement creditors on 04.12.2012, via a bank guarantee. The matter is still under consideration since it is appealed by Copel and by the Consórcio Salto Natal.

b)    Civil and administrative claims

Tradener Ltda.

Lawsuits involving Tradener Ltda, where it is reported that it signed a contract for sale of power, with Copel on December 1, 1998 in which the plaintiff undertook to “sell” under the best conditions to Copel, all the surplus of purchase and all the surplus of assured power with the effective prices, quantities and conditions to be stipulated in the agreements for purchase and sale of electric power.

Aiming at a declaration of nullity of this contract the following lawsuits were filed:

- Popular Action (case record 37879/0000 of the 1st Court of the Public Treasury of Curitiba)

- Popular Action (case record 720/2001 of the 1st Court of the Public Treasury of Curitiba)

- Popular Civil Action (case record 421/2003 of the 2nd Court of the Public Treasury of Curitiba)

- Nullifying Declaratory Action (case record 1583/2005 of the 1st Court of the Public Treasury of Curitiba)

- Nullifying Declaratory and Condemnatory Action  (case record 0000659-69.2006.8.16.0004 of the 2nd Court of the Public Treasury of Curitiba)

In the above lawsuits values were not discussed, only the validity or otherwise of the contract of sale entered into between Tradener and Copel and of the contracts for sale of electricity in which Tradener figured as broker. The possibility of annulment of the contracts is remote considering decisions already handed down in some of the processes above.

55

In light of an injunction issued in case record 421/2003 of the Public Civil Action, the execution of the contract was suspended, however, recently there was the revocation of the injunction. Accordingly, Tradener filed the following lawsuits for collection, aiming at receiving its commissions:

- case record 0005990-22.2012.8.16.0004 - 1st Court of the Treasury of Curitiba - In this lawsuit, the principal amount of R$ 47,319 was considered likely as the charging of monetary restatement in the amount of R$ 21,850 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this adjustment would not be charged, and it is classified as possible.

- case record 05550-26.2012.8.16.0004 - 4th Court of the Treasury of Curitiba - In this lawsuit, the principal amount of R$ 23,792 was considered likely as the charging of monetary restatement in the amount of R$ 18,108 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this adjustment would not be charged, and it is classified as possible.

c)                Easements, condemnation and real estate

Ivaí Engenharia de Obras S.A.

In a lawsuit filed before the 1st Fiscal Court of Curitiba, Ivaí Engenharia de Obras S.A. won the right to receive credits from Copel Geração e Transmissão in connection with the execution of contract D-01, which comprised the Jordão River diversion works. These credits were a compensation for a supposed economic and financial imbalance in the contract. Based on this ruling, Ivaí filed a separate collection lawsuit before the 4th Fiscal Court of Curitiba and obtained a ruling ordering Copel to pay the amount of R$ 180,917, as of October 31, 2005, plus restatement by the average between the INPC and IGP-DI inflation indicators, delinquent interest of 1% a month, and 3.2% as legal fees.

The appeal claim, currently in progress in the Superior Court of Justice (Superior Tribunal de Justiça or STJ), covers the absence of economic and financial imbalance in the contract, as well as the nullity of the calculation performed by the judicial expert, who used wrong parameters to obtain the value of condemnation, causing interest rates to be applied in duplicity (Selic rate + interest rate). Although the Justice Court has dismissed the duplicity in the incidence of interest from the elaboration of the expert report, it did not examine the appeal reasoning that showed that the calculation contained within the expert report was wrong.

In June 2013 the writ of certiorari number 1.096.906 was granted and the decision was unfavorable to Copel

56

Until the conclusion of judgment and in view of the unfavourable vote and of the analysis of previous decisions ruled by the other Ministers that participated in the trial, the Company’s senior management, proceeded to a detailed review of the process course over the last months of 2011 and decided to remeasure the value to be provisioned, from R$ 125,000, which represented the original value of the debt in question, adjusted with legal interest and restated by inflation indexes, to R$ 334,745.

The accumulation of interest, in this case, Selic interest rate plus interest on arrears is a situation rejected by the Judiciary Power, and it was already denied by the Supreme Justice Court (STJ) in numerous precedents. For this reason, it is also an appropriate approach to consider as a possible risk the loss of the difference in the value deemed as probable and the eventual total value of the condemnation, which is R$ 277,727, as of June 30, 2014.

Provisional enforcement was filed by Ivaí, so Copel filed a preliminary injunction before the STJ which was awarded by Judge Castro Meira, thereby staying said enforcement. After the Special Appeal had been heard for the collection proceedings, Ivaí requested the injunction be overturned, which was contested by Copel, meaning the stay would remain until final judgment of the subsequent appeals. The STJ ruled the case had lost its grounds, meaning Copel filed a special appeal, which was rejected. Copel's motion for clarification is now pending judgment. vaí has resumed the demand for temporary court enforcement of the debt, Copel challenged Ivaí's claims and according to a decision published on February 28, 2014, the judge found the challenge to have no grounds and established a period of 30 days for the defendant to deposit the full execution amount of R$ 538,209, in other words, by March 28, 2014.

Considering this decision made on the temporary execution proceedings, Copel did not make a court deposit, but on March 10, 2014 filed interlocutory appeal 1199139-2 with the state of Paraná's Court of Appeals (TJ-PR). On March 21, 2014, the reporting judge's preliminary decision on the appeal was published ordering a suspension of the enforcement of the lower court judgment and of execution proceedings until the interlocutory appeal filed by Copel is judged on its merits by the state of Paraná's Court of Appeals.

Copel is currently waiting for a decision on the motion filed with the Superior Court of Justice for clarification of the judgment with respect to the difference of amounts arising from the application of the SELIC (Central Bank overnight rate) for inflation adjustment purposes plus the late payment interest applied under the expert report. The temporary execution is suspended for the time being on account of the decision favorable to Copel obtained as a preliminary decision on the interlocutory appeal filed with the state of Paraná's Court of Appeals before a judgment on the merits of the appeal is passed.

57

28.1.3     Regulatory claims

The Company is disputing, both administratively and judicially, notifications issued by the regulatory agency in connection with supposed regulatory violations, including the charge of        R$ 40,425 in lawsuits involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which Aneel Ruling no. 288/2002 is being disputed. The probable success in these lawsuits will result in changes in CCEE (Spot Market) accounting, which would require the recording of a provision for these amounts, since Copel would be required to pay off the amounts due.

28.2         Main lawsuits with losses deemed as possible

Consolidated	06.30.2014	12.31.2013
Tax (28.2.1)	1,435,120	1,384,115
Labor	484,688	342,887
Employee benefits	101,617	97,979
Civil (28.2.2)	751,202	1,006,786
Regulatory	61,187	56,193
	2,833,814	2,887,960

Detailing the main claims

28.2.1     Tax claims

a)    Administrative Proceeding 11453.720001/2011-23

Deriving from the Tax for Social Security Financing (Cofins) Cancelation Action 2000.04.01.100266.9, refers to Cofins interest and fine for the period 95/96, and, owing to strong arguments presented for the defense of these charges, its classification has been assessed as possible. This debt's principal, however, was assessed as probable and is the subject matter of discussion in the Tax Foreclosure 5015930-53.2010.404.7000 filed by the Union, in progress at the 2nd. Federal Circuit Court, appealed by Copel (case records of appeal lodged against Foreclosure 5022933-59.2012.404.7000). Administrative Proceeding 10980720458/2011-15 also arising from 2000.04.01.100266.9 regarding Cofins, in the total amount of R$ 802,061, as of June 30, 2014. Additional information on this action has been described in Item 28.1.1.

b)    Fiscal Notification of Debt Record – NFLD no. 35.273.870-7

Fiscal requirements according with approximate value of R$ 181,014 on June 30, 2014, authored by the National Institute of Social Security – INSS, against Copel, and related to the fiscal execution of social contribution; and

c)    NFLD no. 35.273.876-6

Fiscal requirements with approximate value of R$ 48,259 on June 30, 2014, authored by the INSS, against Copel, and related to the fiscal execution of social contribution levied upon labor transfer.

58

28.2.2     Civil claim

a)    Mineradora Tibagiana Ltda.

Indemnification lawsuit no. 166-53.2011.8.16.0122, whose defendant is the Consórcio Energético Cruzeiro do Sul – CECS, which Copel Geração e Transmissão detains 51%. The author claims being the owner of a mining decree issued by the National Department of Mineral Production – DNPM, and defends that with the mining decree, it is the legitimate holder of ownership and control of the area around Tibagi River. The indemnification claimed refers to alleged losses in the Company’s mining operations due to the construction work of the Mauá Hydroelectric Power Plant. In the course of the proceeding Mineradora Tibagiana partially withdrew its initial petition, which led to a new initial indemnification amount of R$ 97,048, restated on June 30, 2014 and classified as possible.

b)    Ivaí Engenharia de Obras S.A.

Lawsuit which consists on the claim for compensation for an alleged imbalance in the financial economical equation in the contract signed with Copel. The Company’s senior management classified as a risk of possible loss for this lawsuit the value of R$ 277,727 on June 30, 2014. Additional information of this process is described in Note no. 28.1.2-c.

c)    Franchise contracts for Copel branches/stores

Filing of 5 individual claims as a result of the 5 franchise contracts for Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a subconcession, with transfer of the services provided and full pass-through of the fees, amongst other amounts.

In the case filed regarding the franchise of the Faxinal branch, the judge of the 4th Federal Court of Curitiba deemed the secondary petition to have grounds. Copel appealed against the award of the Federal Regional Court of Region 4 - TRF4, which was ruled in favor of the Company in full on July 25, 2012. The plaintiff filed a special and extraordinary appeal, which was entertained by TRF4.

Company Management rated the amount of R$ 8,613 as a possible risk (corresponding to O&M and restated commercial charges). This plaintiff also filed a complaint before the STF, the entertainment of which was denied by Judge Marco Aurélio de Mello. The plaintiff filed a special appeal against the decision, which was denied, and then filed a motion for clarification, which is pending judgment.

In the case filed regarding the franchise of the São José dos Pinhais, branch, the judge of the 4th Federal Court of Curitiba deemed the secondary petition to have grounds. Copel filed a motion for clarification, which is pending judgment. Company management rated the case as a possible risk of defeat, amounting to R$ 22,943 (corresponding to O&M and restated commercial charges).

59

29      Equity

29.1         Equity attributable to Parent Company

29.1.1     Capital

Copel’s paid-in share capital was R$ 6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

						Number of shares in units
Shareholders	Common		Classe A Preferred		Classe B Preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBOVESPA (a)	19,489,581	13.44	129,427	33.93	64,362,111	50.19	83,981,119	30.69
NYSE (b)	387,112	0.27	-	-	36,473,106	28.44	36,860,218	13.47
Latibex (c)	-	-	-	-	69,149	0.05	69,149	0.03
Municipalities	178,393	0.12	9,326	2.44	3,471	-	191,190	0.07
Other shareholders	117,847	0.07	242,756	63.63	39,304	0.04	399,907	0.14
	145,031,080	100.00	381,509	100.00	128,242,786	100.00	273,655,375	100.00
(a) São Paulo Stock, Commodities, and Futures Exchange
(b) New York Stock Exchange
(c) Latin American Exchange in Euros, related to the Madrid Exchange

The market value of Company stock as of June 30, 2014, is shown below:

	Number of shares in units	Market Value
Common shares	145,031,080	3,408,120
Class "A" preferred shares	381,509	11,445
Class "B" preferred shares	128,242,786	4,339,020
	273,655,375	7,758,585
60

29.1.2     Equity Valuation Adjustments

Changes in the equity valuation adjustments

	Parent Company	Consolidated
Balance as of January 1, 2014	983,159	983,159
Adjustment rel. to financial assets classified as available for sale:
Financial Investments (a)	899	1,362
Taxes on the adjustments	-	(463)
Equity investments	(95)	(95)
Taxes on the adjustments	32	32
Adjustments for actuarial liabilities
Post employment benefits	(14,429)	-
Taxes on the adjustments	4,906	-
Post-Employment Benefits - equity in subsidiaries (a)	9,523	-
Post-Employment Benefits - equity in jointly controlled (a)	(1,709)	(1,709)
Realization of equity evaluation adjustments:
Cost assigned	-	(76,862)
Taxes on making adjustments	-	25,317
Deemed cost of property - equity in subsidiary (a)	(49,144)	-
Deemed cost of property - equity in jointly controlled (a)	(2,401)	-
Other adjustments:
Other adjustments - subsidiaries (a)	(1,282)	(2,777)
Taxes on other adjustments	-	945
Attributable to non-controlling interest	-	550
Balance as of June 30, 2014	929,459	929,459
(a) Equity in the parent company, net of taxes

29.1.3     Basic and diluted earnings per share

Parent Company	06.30.2014	06.30.2013
Basic and diluted numerator
Basic and diluted net income per share category, attributable to parent company
Common shares	379,160	320,143
Class "A" preferred shares	1,097	927
Class "B" preferred shares	368,798	311,391
	749,055	632,461
Basic and diluted denominator
Weighted average number of shares (in thousands)
Common shares	145,031,080	145,031,080
Class "A" preferred shares	381,539	381,773
Class "B" preferred shares	128,242,756	128,242,522
	273,655,375	273,655,375
Basic and diluted earning per share attributable to
Parent Company
Common shares	2.61434	2.20741
Class "A" preferred shares	2.87520	2.42814
Class "B" preferred shares	2.87578	2.42814

61

29.2         Change in equity attributable to non-controlling interest

Percentage of share capital	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2014	115,457	21,606	140,350	277,413
Dividends	(155)	-	-	(155)
Equity valuation adjustment	-	(550)	-	(550)
Results for the period	23,542	9,740	48,969	82,251
Balance as of June 30, 2014	138,844	30,796	189,319	358,959

30      Operating Revenues

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN )	06.30.2014
Electricity sales to final customers (30.1)	2,785,649	(240,324)	(681,586)	(20,598)	-	1,843,141
Electricity sales to distributors (30.2)	2,540,587	(216,207)	-	(43,558)	-	2,280,822
Use of the main distribution and transmission grid (30.3)	1,734,424	(163,345)	(433,990)	(75,781)	-	1,061,308
Construction revenues	626,559	-	-	-	-	626,559
Revenues from telecommunications	102,788	(4,924)	(18,373)	-	(199)	79,292
Distribution of piped gas	221,854	18,238	(54,627)	-	-	185,465
Other operating revenues (30.4)	123,136	(29,992)	-	-	(485)	92,659
	8,134,997	(636,554)	(1,188,576)	(139,937)	(684)	6,169,246

Consolidated						Net revenues
	Gross	PIS/Pasep		Regulatory	Service tax	04.01.2014
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN )	to 06.30.2014
Electricity sales to final customers (30.1)	1,378,937	(117,343)	(330,834)	(10,329)	-	920,431
Electricity sales to distributors (30.2)	1,307,028	(112,103)	-	(22,029)	-	1,172,896
Use of the main distribution and transmission grid (30.3)	835,203	(78,741)	(210,136)	(42,942)	-	503,384
Construction revenues	336,711	-	-	-	-	336,711
Revenues from telecommunications	51,901	(2,497)	(9,260)	-	(104)	40,040
Distribution of piped gas	119,142	27,669	(42,207)	-	-	104,604
Other operating revenues (30.4)	56,543	(16,308)	-	-	(127)	40,108
	4,085,465	(299,323)	(592,437)	(75,300)	(231)	3,118,174

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN )	06.30.2013
Electricity sales to final customers (30.1)	2,395,418	(210,038)	(608,591)	(20,015)	-	1,556,774
Electricity sales to distributors (30.2)	1,209,393	(98,350)	-	(41,351)	-	1,069,692
Use of the main distribution and transmission grid (30.3)	1,627,931	(153,713)	(423,470)	(73,345)	-	977,403
Construction revenues	459,685	-	-	-	-	459,685
Revenues from telecommunications	87,634	(4,646)	(16,466)	-	(230)	66,292
Distribution of piped gas	222,892	(20,488)	(26,776)	-	-	175,628
Other operating revenues (30.4)	207,221	(30,292)	-	-	(861)	176,068
	6,210,174	(517,527)	(1,075,303)	(134,711)	(1,091)	4,481,542

Consolidated						Net revenues
	Gross	PIS/Pasep		Regulatory	Service tax	04.01.2013
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN )	to 06.30.2013
Electricity sales to final customers (30.1)	1,199,068	(104,397)	(298,932)	(10,160)	-	785,579
Electricity sales to distributors (30.2)	404,936	(41,096)	-	(18,915)	-	344,925
Use of the main distribution and transmission grid (30.3)	752,018	(70,215)	(190,579)	(26,821)	-	464,403
Construction revenues	278,494	-	-	-	-	278,494
Revenues from telecommunications	44,377	(2,343)	(8,394)	-	(50)	33,590
Distribution of piped gas	122,201	(11,236)	(14,558)	-	-	96,407
Other operating revenues (30.4)	114,734	(16,485)	-	-	(515)	97,734
	2,915,828	(245,772)	(512,463)	(55,896)	(565)	2,101,132
62

30.1         Electric  sales to final customers by category

Consolidated		Gross income		Net income
	06.30.2014	06.30.2013	06.30.2014	06.30.2013
Residential	923,639	746,911	628,099	494,969
Industrial	999,419	918,116	652,592	590,381
Commercial, services and other activities	569,301	484,214	349,026	293,590
Rural	113,595	92,794	97,023	78,779
Public agencies	62,367	53,663	44,143	37,770
Public lighting	53,679	44,355	33,068	27,466
Public services	63,649	55,365	39,190	33,819
	2,785,649	2,395,418	1,843,141	1,556,774

Consolidated		Gross income		Net income
	04.01.2014	04.01.2013	04.01.2014	04.01.2013
	to 06.30.2014	to 06.30.2013	to 06.30.2014	to 06.30.2013
Residential	460,242	373,415	318,608	251,490
Industrial	513,618	480,921	338,405	311,904
Commercial, services and other activities	265,247	227,195	162,177	137,811
Rural	50,718	40,961	43,194	34,696
Public agencies	31,081	27,350	22,068	19,380
Public lighting	27,073	22,305	16,928	13,812
Public services	30,958	26,921	19,051	16,486
	1,378,937	1,199,068	920,431	785,579

30.2         Eletric sales to distributors

Consolidated		Gross income
	06.30.2014	06.30.2013
Electric Energy Trading Chamber - CCEE	1,615,300	382,920
Bilateral contracts	574,746	403,453
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	350,433	423,020
Quota system	108	-
	2,540,587	1,209,393

Consolidated		Gross income
	04.01.2014	04.01.2013
	to 06.30.2014	to 06.30.2013
Electric Energy Trading Chamber - CCEE	864,372	(20,846)
Bilateral contracts	272,603	199,279
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	169,945	226,503
Quota system	108	-
	1,307,028	404,936
63

30.3         Use of the main distribution and transmission grid

Consolidated		Gross income		Net income
	06.30.2014	06.30.2013	06.30.2014	06.30.2013
Residential	649,592	607,581	376,657	347,538
Industrial	322,238	308,286	181,735	166,038
Commercial, services and other activities	405,499	375,710	234,612	215,715
Rural	93,014	84,831	75,345	68,641
Public agencies	49,771	47,419	33,121	31,388
Public lighting	45,391	42,302	26,468	24,372
Public services	30,473	29,591	17,575	16,800
Free consumers	68,525	72,333	59,032	62,426
Basic Netw ork, BN connections, and connection grid	494	599	425	518
Operation and maintenance (O&M) revenues	46,678	44,145	36,556	31,457
Effective interest revenues	22,749	15,134	19,782	12,510
	1,734,424	1,627,931	1,061,308	977,403

Consolidated		Gross income		Net income
	04.01.2014	04.01.2013	04.01.2014	04.01.2013
	to 06.30.2014	to 06.30.2013	to 06.30.2014	to 06.30.2013
Residential	310,856	281,195	178,609	164,838
Industrial	162,037	149,458	89,326	85,250
Commercial, services and other activities	189,646	168,804	107,597	99,139
Rural	41,591	35,896	33,146	29,280
Public agencies	25,022	23,428	16,512	15,858
Public lighting	23,387	20,429	13,401	11,914
Public services	14,538	13,328	8,246	7,779
Free consumers	34,859	30,513	29,788	26,598
Basic Netw ork, BN connections, and connection grid	239	230	203	201
Operation and maintenance (O&M) revenues	22,624	21,480	17,557	17,165
Effective interest revenues	10,404	7,257	8,999	6,381
	835,203	752,018	503,384	464,403

30.4         Other operating revenues

Consolidated		Gross income
	06.30.2014	06.30.2013
Reimbursement for unavailability of energy	58,081	45,437
Leases and rents (Note 30.4.1)	49,000	108,051
Revenues from services	10,854	33,935
Charged service	3,869	4,852
Other revenues	1,332	14,946
	123,136	207,221

Consolidated		Gross income
	04.01.2014	04.01.2013
	to 06.30.2014	to 06.30.2013
Reimbursement for unavailability of energy	33,225	24,322
Leases and rents (Note 30.4.1)	18,516	52,721
Revenues from services	2,239	20,484
Charged service	2,051	2,636
Other revenues	512	14,571
	56,543	114,734
64

30.4.1     Revenue from leases and rentals

Consolidated	06.30.2014	06.30.2013
Equipment and facilities	42,653	39,020
Araucária Thermal Pow er Plant (a)	5,507	68,423
Facilities sharing	725	308
Real estate	115	300
	49,000	108,051

Consolidated	04.01.2014	04.01.2013
	to 06.30.2014	to 06.30.2013
Equipment and facilities	21,657	20,948
Araucária Thermal Pow er Plant (a)	(3,391)	31,527
Facilities sharing	242	91
Real estate	8	155
	18,516	52,721

The Company has not identified any operating lease receivables which are non cancellable.

a)    TPP Araucária

In December 2006, UEG Araucária entered into an agreement for the lease of a power plant with Petróleo Brasileiro S.A. - Petrobras, which in turn entered into an operations and maintenance agreement with our subsidiary, Copel Geração e Transmissão, whereby the latter operated and maintained the power plant. Both agreements expired on January 31, 2014. Therefore, as from February 1, 2014, UEG Araucária is responsible for selling the electricity produced by TPP Araucária. This electricity is not sold under long-term agreements, but distributed in the spot market, as established by the National Electric System Operator (ONS).

30.5         Regulatory Charges

Consolidated	06.30.2014	06.30.2013
Research and Development and Energy Efficiency Programs - R&D and EEP	54,342	39,569
Energy Development Account (CDE)	60,905	40,627
Global Reversal Reserve (RGR)	24,690	36,707
Fuel Consumptuon Account (CCC)	-	17,808
	139,937	134,711

Consolidated	04.01.2014	04.01.2013
	to 06.30.2014	to 06.30.2013
Research and Development and Energy Efficiency Programs - R&D and EEP	27,148	17,771
Energy Development Account (CDE)	35,807	19,643
Global Reversal Reserve (RGR)	12,345	18,482
Fuel Consumptuon Account (CCC)	-	-
	75,300	55,896

65

31      Operating Costs and Expenses

	Costs of		General and	Other
	goods and/or	Sales	administrative	rev. (exp.),	Consolidated
	services	expenses	expenses	net	06.30.2014
Electricity purchased for resale (31.1)	(2,174,557)	-	-	-	(2,174,557)
Charges for the use of the main transmission grid (31.2)	(257,973)	-	-	-	(257,973)
Personnel and management (31.3)	(332,057)	(5,468)	(110,913)	-	(448,438)
Pension and healthcare plans (23)	(76,128)	(691)	(19,800)	-	(96,619)
Materials and supplies	(31,064)	(206)	(5,114)	-	(36,384)
Materials and supplies for pow er	(50,110)	-	-	-	(50,110)
Natural gas and supplies for the gas business	(701,306)	-	-	-	(701,306)
Third-party services (31.4)	(137,279)	(22,830)	(40,395)	-	(200,504)
Depreciation and amortization	(285,515)	(14)	(22,256)	(377)	(308,162)
Accruals and provisions (31.5)	-	(39,906)	-	(109,096)	(149,002)
Construction cost (31.6)	(626,563)	-	-	-	(626,563)
Other costs and expenses (31.7)	(22,167)	2,138	(64,685)	(102,316)	(187,030)
	(4,694,719)	(66,977)	(263,163)	(211,789)	(5,236,648)

	Costs of		General and	Other	Consolidated
	goods and/or	Sales	administrative	rev. (exp.),	04.01.2014
	services	expenses	expenses	net	to 06.30.2014
Electricity purchased for resale (31.1)	(1,192,247)	-	-	-	(1,192,247)
Charges for the use of the main transmission grid (31.2)	(127,396)	-	-	-	(127,396)
Personnel and management (31.3)	(167,536)	(2,972)	(59,106)	-	(229,614)
Pension and healthcare plans (23)	(36,578)	(344)	(10,280)	-	(47,202)
Materials and supplies	(14,611)	(118)	(3,469)	-	(18,198)
Materials and supplies for pow er	(45,182)	-	-	-	(45,182)
Natural gas and supplies for the gas business	(386,548)	-	-	-	(386,548)
Third-party services (31.4)	(73,123)	(11,847)	(23,749)	-	(108,719)
Depreciation and amortization	(144,441)	(7)	(9,553)	(189)	(154,190)
Accruals and provisions (31.5)	-	(25,289)	-	(62,679)	(87,968)
Construction cost (31.6)	(328,282)	-	-	-	(328,282)
Other costs and expenses (31.7)	(18,803)	898	(44,118)	(47,327)	(109,350)
	(2,534,747)	(39,679)	(150,275)	(110,195)	(2,834,896)

	Costs of		General and	Other
	goods and/or	Sales	administrative	rev. (exp.),	Consolidated
	services	expenses	expenses	net	06.30.2013
Electricity purchased for resale (31.1)	(1,516,180)	-	-	-	(1,516,180)
Charges for the use of the main transmission grid (31.2)	(179,175)	-	-	-	(179,175)
Personnel and management (31.3)	(376,402)	(4,600)	(105,970)	-	(486,972)
Pension and healthcare plans (23)	(66,278)	(500)	(18,920)	-	(85,698)
Materials and supplies	(31,231)	(442)	(3,724)	-	(35,397)
Materials and supplies for pow er	(14,481)	-	-	-	(14,481)
Natural gas and supplies for the gas business	(140,471)	-	-	-	(140,471)
Third-party services (31.4)	(152,967)	(20,092)	(26,017)	-	(199,076)
Depreciation and amortization	(266,636)	(24)	(25,374)	(378)	(292,412)
Accruals and provisions (31.5)	-	(22,147)	-	(109,972)	(132,119)
Construction cost (31.6)	(464,076)	-	-	-	(464,076)
Other costs and expenses (31.7)	(17,316)	3,158	(53,024)	(88,874)	(156,056)
	(3,225,213)	(44,647)	(233,029)	(199,224)	(3,702,113)
66

	Costs of		General and	Other	Consolidated
	goods and/or	Sales	administrative	rev. (exp.),	04.01.2013
	services	expenses	expenses	net	to 06.30.2013
Electricity purchased for resale (31.1)	(674,478)	-	-	-	(674,478)
Charges for the use of the main transmission grid (31.2)	(27,098)	-	-	-	(27,098)
Personnel and management (31.3)	(187,176)	(2,367)	(55,930)	-	(245,473)
Pension and healthcare plans (23)	(33,770)	(232)	(9,562)	-	(43,564)
Materials and supplies	(15,262)	(323)	(1,932)	-	(17,517)
Materials and supplies for pow er	(10,220)	-	-	-	(10,220)
Natural gas and supplies for the gas business	(78,160)	-	-	-	(78,160)
Third-party services (31.4)	(80,067)	(10,209)	(17,413)	-	(107,689)
Depreciation and amortization	(133,050)	(12)	(12,321)	(188)	(145,571)
Accruals and provisions (31.5)	-	(9,048)	-	(103,535)	(112,583)
Construction cost (31.6)	(269,278)	-	-	-	(269,278)
Other costs and expenses (31.7)	(10,073)	1,612	(32,514)	(47,556)	(88,531)
	(1,518,632)	(20,579)	(129,672)	(151,279)	(1,820,162)

	General and	Other
Nature of costs and expenses	administrative	]rev. (exp.),	Parent Company
	expenses	net	06.30.2014
Personnel and management (31.3)	(46,741)	-	(46,741)
Pension and healthcare plans (23)	(5,830)	-	(5,830)
Materials and supplies	(164)	-	(164)
Third-party services	(2,476)	-	(2,476)
Depreciation and amortization	-	(377)	(377)
Accruals and provisions (31.5)	-	(1,716)	(1,716)
Other operating expenses	(4,649)	112	(4,537)
	(59,860)	(1,981)	(61,841)

	General and	Other	Parent Company
Nature of costs and expenses	administrative	rev. (exp.),	04.01.2014
	expenses	net	to 06.30.2014
Personnel and management (31.3)	(24,373)	-	(24,373)
Pension and healthcare plans (23)	(3,350)	-	(3,350)
Materials and supplies	(123)	-	(123)
Third-party services	(1,759)	-	(1,759)
Depreciation and amortization	-	(189)	(189)
Accruals and provisions (31.5)	-	(1,344)	(1,344)
Other operating expenses	(3,323)	39	(3,284)
	(32,928)	(1,494)	(34,422)

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Parent Company
	expenses	net	06.30.2013
Management (31.3)	(5,157)	-	(5,157)
Pension and healthcare plans (23)	(351)	-	(351)
Materials and supplies	(1)	-	(1)
Third-party services	(2,579)	-	(2,579)
Depreciation and amortization	-	(377)	(377)
Accruals and provisions (31.5)	-	14,468	14,468
Other operating expenses	(11,517)	259	(11,258)
	(19,605)	14,350	(5,255)
67

	General and	Other	Parent Company
Nature of costs and expenses	administrative	rev. (exp.),	04.01.2013
	expenses	net	to 06.30.2013
Management (31.3)	(3,021)	-	(3,021)
Pension and healthcare plans (23)	(236)	-	(236)
Materials and supplies	(1)	-	(1)
Third-party services	(1,993)	-	(1,993)
Depreciation and amortization	-	(187)	(187)
Accruals and provisions (31.5)	-	(8,520)	(8,520)
Other operating expenses	(9,032)	90	(8,942)
	(14,283)	(8,617)	(22,900)

31.1         Electricity purchased for resale

Consolidated	06.30.2014	06.30.2013
Contracts for the Sale of Energy in the Regulated Environment - CCEAR	1,498,381	1,118,815
Electric Energy Trading Chamber - CCEE	1,378,387	356,867
(-) Transfer CDE and ACR Account - Decrees 8,221/2014 and 7,945/2013	(1,062,001)	(274,130)
Itaipu Binational	354,745	285,154
Bilateral contracts	116,259	106,038
Program for incentive to alternative energy sources - Proinfa	91,429	83,387
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(202,643)	(159,951)
	2,174,557	1,516,180

Consolidated	04.01.2014	04.01.2013
	to 06.30.2014	to 06.30.2013
Contracts for the Sale of Energy in the Regulated Environment - CCEAR	878,078	586,310
Electric Energy Trading Chamber - CCEE	382,544	107,449
(-) Transfer CDE and ACR Account - Decrees 8,221/2014 and 7,945/2013	(230,230)	(180,525)
Itaipu Binational	172,480	153,420
Bilateral contracts	56,097	48,980
Program for incentive to alternative energy sources - Proinfa	45,429	41,714
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(112,151)	(82,870)
	1,192,247	674,478

31.2         Charges for the use of the main transmission grid

Consolidated	06.30.2014	06.30.2013
System usage charges – distribution	125,746	108,272
System usage charges – basic netw ork and connection	89,157	85,016
System Service Charges - ESS	35,658	285,566
(-) Transfer CDE - ESS - Decree 7,945 / 2013	-	(318,903)
Itaipu transportation charges	29,947	24,940
Charge reserve energy - EER	4,554	13,683
(-) PIS/Pasep/Cofins taxes on charges for use of pow er grid	(27,089)	(19,399)
	257,973	179,175

68

Consolidated	04.01.2014	04.01.2013
	to 06.30.2014	to 06.30.2013
System usage charges – distribution	60,609	53,312
System usage charges – basic netw ork and connection	45,046	43,206
System Service Charges - ESS	15,523	111,318
(-) Transfer CDE - ESS - Decree 7,945 / 2013	-	(199,945)
Itaipu transportation charges	15,027	12,538
Charge reserve energy - EER	4,554	10,524
(-) PIS/Pasep/Cofins taxes on charges for use of pow er grid	(13,363)	(3,855)
	127,396	27,098

31.3         Personnel and Management Expenses

.	Parent Company			Consolidated
	06.30.2014	06.30.2013	06.30.2014	06.30.2013
Personnel
Wages and salaries	27,998	-	275,910	313,692
Social charges on payroll	10,285	-	99,188	108,453
Meal assistance and education allow ance	2,983	-	38,917	41,622
Provisions for profit sharing	1,527	-	22,876	16,019
Compensation - Voluntary termination Program/retirement	197	-	2,185	(528)
	42,990	-	439,076	479,258
Management
Wages and salaries	2,786	3,883	7,174	5,933
Social charges on payroll	729	1,226	1,841	1,712
Other expenses	236	48	347	69
	3,751	5,157	9,362	7,714
	46,741	5,157	448,438	486,972

.	Parent Company			Consolidated
	04.01.2014	04.01.2013	04.01.2014	04.01.2013
	to 06.30.2014	to 06.30.2013	to 06.30.2014	to 06.30.2013
Pessoal
Wages and salaries	14,620	-	141,795	155,901
Social charges on payroll	5,333	-	52,292	55,077
Meal assistance and education allow ance	2,045	-	25,312	33,651
Provisions for profit sharing	41	-	3,313	(4,896)
Compensation - Voluntary termination Program/retirement	197	-	1,458	1,178
	22,236	-	224,170	240,911
Management
Wages and salaries	1,644	2,381	4,193	3,615
Social charges on payroll	436	619	1,107	916
Other expenses	57	21	144	31
	2,137	3,021	5,444	4,562
	24,373	3,021	229,614	245,473
69

31.4         Third-party services

Consolidated	06.30.2014	06.30.2013
Maintenance of facilities	45,403	36,195
Maintenance of electrical system	43,848	49,642
Communication, processing and transmission of data	27,286	24,222
Authorized and registered agents	18,279	16,680
Meter reading and bill delivery	17,537	18,791
Consulting and audit	5,758	10,336
(-) PIS/Pasep/Cofins taxes on services from third-parties	(1,889)	(3,076)
Other services	44,282	46,286
	200,504	199,076

	04.01.2014	04.01.2013
Consolidated	to 06.30.2014	to 06.30.2013
Maintenance of facilities	22,972	18,837
Maintenance of electrical system	28,213	27,584
Communication, processing and transmission of data	13,998	11,774
Authorized and registered agents	9,140	8,315
Meter reading and bill delivery	8,849	9,123
Consulting and audit	1,816	5,596
(-) PIS/Pasep/Cofins taxes on services from third-parties	(987)	(1,766)
Other services	24,718	28,226
	108,719	107,689

31.5         Accruals and provisions

.	Parent Company			Consolidated
	06.30.2014	06.30.2013	06.30.2014	06.30.2013
Provisions for doubtful accounts	-	-	39,907	22,147
Provisions (reversals) for losses on taxes recoverable	-	-	817	(231)
Reserve (reversals) for risks
Tax	1,146	4,887	2,014	3,280
Labor	242	-	32,700	29,790
Employee benefits	-	-	12,509	57,177
Civil	328	(19,355)	60,183	19,967
Environmental	-	-	19	-
Regulatory	-	-	853	(11)
	1,716	(14,468)	108,278	110,203
	1,716	(14,468)	149,002	132,119
70

.	Parent Company			Consolidated
	04.01.2014	04.01.2013	04.01.2014	04.01.2013
to 06.30.2014		to 06.30.2013	to 06.30.2014	to 06.30.2013
Provisions for doubtful accounts	-	-	25,290	9,047
Provisions (reversals) for losses on taxes recoverable	-	-	597	302
Reserve (reversals) for risks
Tax	1,070	11,548	1,411	9,567
Labor	242	-	24,436	19,495
Employee benefits	-	-	4,105	57,177
Civil	32	(3,028)	32,031	17,033
Environmental	-	-	10	(11)
Regulatory	-	-	88	(27)
	1,344	8,520	62,081	103,234
	1,344	8,520	87,968	112,583

31.6         Construction cost

Consolidated	06.30.2014	06.30.2013
Materials and supplies	345,883	216,162
Third-party services	190,726	164,065
Personnel and management	62,438	46,883
Others	27,516	36,966
	626,563	464,076

Consolidated	04.01.2014	04.01.2013
	to 06.30.2014	to 06.30.2013
Materials and supplies	179,843	123,216
Third-party services	98,841	89,859
Personnel and management	32,848	28,167
Others	16,750	28,036
	328,282	269,278

31.7         Other costs and expenses

Consolidated	06.30.2014	06.30.2013
Financial compensation for use of w ater resources	67,714	55,930
Taxes	38,748	15,783
Losses in the decommissioning and disposal of assets	18,545	9,484
Leases and rents (31.7.1)	15,117	15,366
ANEEL inspection fee	9,666	11,153
Advertising	7,883	13,242
Indemnities	5,860	17,398
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	2,407	4,250
Recovery of costs and expenses	(17,097)	(24,075)
Other costs and expenses, net	38,187	37,525
	187,030	156,056
71

	04.01.2014	04.01.2013
Consolidated	to 06.30.2014	to 06.30.2013
Financial compensation for use of w ater resources	32,713	29,063
Taxes	29,854	8,500
Losses in the decommissioning and disposal of assets	6,112	5,723
Leases and rents (31.7.1)	7,485	7,621
ANEEL inspection fee	4,497	5,432
Advertising	5,187	9,607
Indemnities	3,131	10,598
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	2,346	3,154
Recovery of costs and expenses	(9,019)	(15,486)
Other costs and expenses, net	27,044	24,319
	109,350	88,531

31.7.1     Costs and expenses of leases and rents

Consolidated	06.30.2014	06.30.2013
Real estate	12,565	12,756
Photocopiers	378	420
Others	2,887	3,099
(-) Pis and Cofins tax credits	(713)	(909)
	15,117	15,366

	04.01.2014	04.01.2013
Consolidated	to 06.30.2014	to 06.30.2013
Real estate	6,256	5,951
Photocopiers	212	246
Others	1,371	1,878
(-) Pis and Cofins tax credits	(354)	(454)
	7,485	7,621

Company has not identified any operating lease commitments which are non cancellable.

72

32      Financial Results

.	Parent Company		Consolidated
	06.30.2014	06.30.2013	06.30.2014	06.30.2013
Financial income
Penalties on overdue bills	-	-	94,973	57,253
Interest and monetary variation of CRC transfer (Note 8)	85,679	-	85,679	68,401
Return on financial investments held for trading	7,766	497	79,333	47,124
Monetary variation of accounts receivable related to the concession	-	-	51,350	35,197
Monetary variation of accounts receivable related
to the concession extension (Note 10)	-	-	33,835	53,891
Return on financial investments held for sale	7	5	11,304	23,604
Return on financial investments held until maturity	-	-	-	439
Interest and commissions on loan agreements	-	43,588	-	-
Other financial income	11,494	4,260	26,982	15,046
	104,946	48,350	383,456	300,955
(-) Financial expenses
Debt charges	62,479	36,487	151,812	100,177
Monetary variation of accounts payable related to
the concession - use of public property (26.1)	-	-	34,345	29,888
Monetary variation of CRC transfer (Note 8)	14,513	-	14,513	-
Interest on R&D and EEP (Note 25)	-	-	10,295	6,528
Other monetary and exchange variations	1,474	3	3,076	8,279
PIS/Pasep/Cofins taxes on interest on capital	742	886	742	886
Other financial expenses	18	13	15,643	6,241
	79,226	37,389	230,426	151,999
Net	25,720	10,961	153,030	148,956

.	Parent Company		Consolidated
	04.01.2014	04.01.2013	04.01.2014	04.01.2013
	to 06.30.2014	to 06.30.2013	to 06.30.2014	to 06.30.2013
Financial income
Penalties on overdue bills	-	-	54,560	30,820
Interest and monetary variation of CRC transfer (Note 8)	27,835	-	27,835	35,520
Return on financial investments held for trading	7,670	269	42,332	26,574
Monetary variation of accounts receivable related to the concession	-	-	(2,020)	18,354
Monetary variation of accounts receivable related
to the concession extension (Note 10)	-	-	15,158	21,842
Return on financial investments held for sale	3	3	6,185	11,683
Return on financial investments held until maturity	-	-	-	232
Interest and commissions on loan agreements	-	22,835	-	-
Other financial income	5,697	3,261	14,395	9,897
	41,205	26,368	158,445	154,922
(-) Financial expenses
Debt charges	36,863	19,083	80,018	52,059
Monetary variation of accounts payable related to
the concession - use of public property (26.1)	-	-	11,358	15,011
Monetary variation of CRC transfer (Note 8)	14,513	-	14,513	-
Interest on R&D and EEP (Note 25)	-	-	5,424	3,460
Other monetary and exchange variations	1,255	-	(1,811)	6,357
PIS/Pasep/Cofins taxes on interest on capital	736	886	736	886
Other financial expenses	7	3	6,144	2,092
	53,374	19,972	116,382	79,865
Net	(12,169)	6,396	42,063	75,057

The costs of loans and financing capitalized during the year of 2014 amounted to R$ 59,638, at an average rate of 7.0% p.y.

73

33      Operating Segment

The main makers of the strategic decisions of the Company and its subsidiaries, in charge of allocating funds and assessing the performance of operational segments, are the C-level executives of the Parent Company and of each subsidiary.

33.1         Products and services which generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the quarter ended June 30, 2014 all sales were made within Brazilian territory.

We have not identified any customer who individually accounts for more than 10% of total net revenues during the six-month period ended June 30, 2014.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and record transactions between segments as transactions with third-parties, i.e., at current market prices.

33.2         The Company’s reporting segments

Power generation and transmission (GeT) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV, Santa Maria, Santa Helena, Ventos de Santo Uriel and Cutia Empreendimentos Eólicos;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

Telecommunications (TEL) - this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

Gas - this segment comprises the public service of piped natural gas distribution. It operates through Compagás; and

74

Holding Company - this segment comprises participation in other companies. It operates through Copel, Copel Participações and Copel Renováveis.

33.3         Assets per reporting segment

ASSETS	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
06.30.2014
ASSETS	13,317,982	7,766,338	514,683	490,360	15,505,476	(12,528,861)	25,065,978
CURRENT ASSETS	3,152,871	1,757,737	59,081	199,148	1,118,851	(583,165)	5,704,523
Cash and cash equivalents	1,276,071	194,065	10,793	45,932	536,676	-	2,063,537
Bonds and securities	418,590	10,710	-	-	147	-	429,447
Collaterals and escrow accounts	20,542	32	-	661	-	-	21,235
Trade accounts receivable	762,545	1,058,897	26,545	136,074	-	(136,229)	1,847,832
Dividends receivable	1,338	-	-	-	450,943	(434,486)	17,795
CRC tranferred to State Government of Paraná	-	-	-	-	89,184	-	89,184
Accounts receivable related to the concession	6,258	-	-	-	-	-	6,258
Accounts receivable related to the concession extension	385,264	-	-	-	-	-	385,264
Other receivables	193,305	295,615	3,066	1,513	21,366	(12,449)	502,416
Inventories	29,063	100,014	10,318	1,120	-	-	140,515
Income tax and social contribution	31,531	9,440	4,000	-	20,535	-	65,506
Other current recoverable taxes	26,153	73,826	4,279	13,624	-	-	117,882
Prepaid expenses	2,210	15,138	80	224	-	-	17,652
Receivable from other related parties	1	-	-	-	-	(1)	-
NONCURRENT ASSETS	10,165,111	6,008,601	455,602	291,212	14,386,625	(11,945,696)	19,361,455
Long term assets	1,016,990	4,701,646	46,495	52,847	2,012,200	(137,679)	7,692,499
Bonds and securities	72,280	43,366	-	-	-	-	115,646
Collaterals and escrow accounts	-	46,337	-	-	-	-	46,337
Trade accounts receivable	4,744	45,213	21,282	-	-	-	71,239
CRC tranferred to State Government of Paraná	-	-	-	-	1,276,497	-	1,276,497
Judicial deposits	49,291	377,487	4,860	279	272,759	-	704,676
Accounts receivable related to the concession	533,313	3,365,513	-	-	-	-	3,898,826
Accounts receivable related to the concession extension	189,564	-	-	-	-	-	189,564
Advances to suppliers	-	-	-	2,266	-	-	2,266
Other noncurrent receivables	6,722	13,739	-	626	95	-	21,182
Income tax and social contribution	532	13,401	-	-	177,932	-	191,865
Other noncurrent recoverable taxes	52,730	68,470	4,798	45,423	-	-	171,421
Deferred Income tax and social contribution	30,506	728,120	15,555	4,056	108,850	-	887,087
Prepaid expenses	-	-	-	197	-	-	197
Receivable from other related parties	77,308	-	-	-	176,067	(137,679)	115,696
Investments	1,168,872	1,374	-	-	12,342,413	(12,118,716)	1,393,943
Property, plant and equipment, net	7,734,611	-	394,146	-	30,073	-	8,158,830
Intangible assets	244,638	1,305,581	14,961	238,365	1,939	310,699	2,116,183
75

33.4         Liabilities per reporting segment

LIABILITIES	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
06.30.2014
TOTAL LIABILITIES	13,317,982	7,766,338	514,683	490,360	15,505,476	(12,528,861)	25,065,978
CURRENT LIABILITIES	1,847,470	1,532,937	47,328	160,866	368,850	(583,690)	3,373,761
Payroll, social charges and accruals	36,466	113,592	10,425	5,175	19,927	-	185,585
Payable from other related parties	1	-	-	-	-	(1)	-
Suppliers	415,687	813,133	8,408	143,218	3,334	(148,565)	1,235,215
Income tax and social contribution	362,836	-	2,359	8,622	-	-	373,817
Other taxes	33,206	171,954	3,769	1,252	747	(110)	210,818
Loans and financing	78,187	178,943	5,727	-	303,759	(528)	566,088
Debentures	370,823	18,455	-	-	10,491	-	399,769
Dividends payable	419,881	-	14,604	1,208	3,372	(434,486)	4,579
Post-employment benefits	8,032	21,914	1,080	-	15	-	31,041
Regulatory charges	8,455	16,442	-	-	-	-	24,897
Research and Development and Energy Efficiency	22,118	104,419	-	-	-	-	126,537
Accounts payable related to concession - use of public property	52,532	-	-	-	-	-	52,532
Other accounts payable	39,246	94,085	956	1,391	27,205	-	162,883
NON CURRENT LIABILITIES	3,346,681	2,937,683	85,666	46,140	1,976,818	(220,864)	8,172,124
Associated and subsidiary companies	143,695	-	16,000	-	1,326	(161,021)	-
Suppliers	22,188	15,587	-	-	-	-	37,775
Other taxes	16,888	56,868	3,227	-	516	-	77,499
Deferred income tax and social contribution	343,794	-	-	-	-	-	343,794
Loans and financing	1,270,768	652,402	30,205	-	684,427	(59,843)	2,577,959
Debentures	131,735	998,646	-	42,876	994,216	-	2,167,473
Post-employment benefits	298,268	622,254	31,151	2,499	17,754	-	971,926
Research and Development and Energy Efficiency	68,974	125,931	-	-	-	-	194,905
Accounts payable related to concession - use of public property	430,146	-	-	-	-	-	430,146
Other accounts payable	232	-	-	-	-	-	232
Provisions for contingences	619,993	465,995	5,083	765	278,579	-	1,370,415
EQUITY	8,123,831	3,295,718	381,689	283,354	13,159,808	(11,724,307)	13,520,093
Attributable to controlling interest	8,123,831	3,295,718	381,689	283,354	13,159,808	(12,083,266)	13,161,134
Capital	4,330,945	2,624,841	240,398	135,943	6,913,818	(7,335,945)	6,910,000
Advance for future investment	-	153,000	-	-	-	(153,000)	-
Equity valuation adjustments	1,095,333	(150,166)	(4,940)	-	929,459	(940,227)	929,459
Legal reserve	301,729	135,294	9,093	18,220	624,849	(464,336)	624,849
Profit retention reserve	1,255,944	761,646	109,243	79,410	3,897,833	(2,207,981)	3,896,095
Unrealized income reserve	-	-	-	1,738	-	-	1,738
Proposed additional dividend	-	-	-	-	-	-	-
Accumulated income (losses)	1,139,880	(228,897)	27,895	48,043	793,849	(981,777)	798,993
Attributable to non controlling interest						358,959	358,959
76

33.5         Statement of income per reporting segment

STATEMENT OF INCOME	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
06.30.2014
OPERATING REVENUES	2,819,549	3,257,428	97,542	849,364	-	(854,637)	6,169,246
Electricity sales to final customers - third-parties	231,240	1,611,901	-	-	-	-	1,843,141
Electricity sales to final customers - betw een segments	-	1,073	-	-	-	(1,073)	-
Electricity sales to distributors - third-parties	2,213,384	67,438	-	-	-	-	2,280,822
Electricity sales to distributors - betw een segments	145,890	-	-	-	-	(145,890)	-
Use of the main distribution and transmission grid - third-parties	56,337	1,004,971	-	-	-	-	1,061,308
Use of the main distribution and transmission grid - betw een segments	30,908	6,196	-	-	-	(37,104)	-
Construction revenues	116,939	484,892	-	24,728	-	-	626,559
Telecommunications services to third-parties	-	-	79,292	-	-	-	79,292
Telecommunications services betw een segments	-	-	15,144	-	-	(15,144)	-
Distribution of piped gas - third-parties	-	-	-	185,465	-	-	185,465
Distribution of piped gas - betw een segments	-	-	-	637,217	-	(637,217)	-
Other operating revenues from third-parties	9,417	80,255	1,033	1,954	-	-	92,659
Other operating revenues betw een segments	15,434	702	2,073	-	-	(18,209)	-
OPERATIONAL EXPENSES	(1,507,556)	(3,682,882)	(57,306)	(777,528)	(66,130)	854,754	(5,236,648)
Electricity purchased for resale	(54,414)	(2,266,030)	-	-	-	145,887	(2,174,557)
Charges for the use of the main transmission grid	(116,959)	(177,838)	-	-	-	36,824	(257,973)
Personnel and management	(99,321)	(264,040)	(21,650)	(12,927)	(50,500)	-	(448,438)
Pension and healthcare plans	(25,063)	(60,494)	(3,916)	(963)	(6,183)	-	(96,619)
Materials and supplies	(8,094)	(26,940)	(583)	(601)	(166)	-	(36,384)
Raw materials and supplies for generation	(687,304)	-	-	-	-	637,194	(50,110)
Natural gas and supplies for gas business	-	-	-	(701,306)	-	-	(701,306)
Third party services	(80,729)	(133,298)	(9,571)	(9,099)	(2,640)	34,833	(200,504)
Depreciation and amortization	(176,544)	(109,252)	(13,912)	(8,077)	(377)	-	(308,162)
Provisions and reversals	(56,933)	(88,744)	(1,732)	123	(1,716)	-	(149,002)
Construction cost	(116,943)	(484,892)	-	(24,728)	-	-	(626,563)
Other operating costs and expenses	(85,252)	(71,354)	(5,942)	(19,950)	(4,548)	16	(187,030)
EQUITY IN RESULTS SUBSIDIARIES	174,348	-	-	-	772,469	(862,235)	84,582
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	1,486,341	(425,454)	40,236	71,836	706,339	(862,118)	1,017,180
Financial income (expenses)	40,372	83,155	1,987	1,904	25,731	(119)	153,030
OPERATING INCOME (LOSSES)	1,526,713	(342,299)	42,223	73,740	732,070	(862,237)	1,170,210
Income tax and social contribution	(502,543)	-	(14,400)	(31,828)	-	-	(548,771)
Deferred income tax and social contribution	77,555	113,402	72	6,131	12,707	-	209,867
NET INCOME (LOSSES) FOR THE PERIOD	1,101,725	(228,897)	27,895	48,043	744,777	(862,237)	831,306

77

34      Financial Instruments

34.1         Category and value of financial instruments

Consolidated				06.30.2014		12.31.2013
	Note	Level	Book value	Fair value Book value		Fair value
Financial assets
Held for trading
Cash and cash equivalent (a)	4	1	2,063,537	2,063,537	1,741,632	1,741,632
Bonds and securities (b)	5	1	157,511	157,511	159,340	159,340
Bonds and securities (b)	5	2	109,928	109,928	79,187	79,187
Bonds and securities - derivatives (b)	5	1	61	61	-	-
			2,331,037	2,331,037	1,980,159	1,980,159
Loans and receivables
Collaterals and escrow accounts STN (c)	6		46,337	34,218	45,371	32,415
Collaterals and escrow accounts (a)	6		21,235	21,235	1,976	1,976
Trade accounts receivable (a)	7		1,919,071	1,919,071	1,470,314	1,470,314
CRC transferred to state of Paraná (d)	8		1,365,681	1,416,124	1,380,554	1,369,599
Receivables related to concession (e)	9		539,571	539,571	412,869	412,869
Receivables related to the concession extension (f)	10		414,611	416,516	557,589	563,052
			4,306,506	4,346,735	3,868,673	3,850,225
Available for sale
Receivables related to concession (g)	9	3	3,365,513	3,365,513	3,075,795	3,075,795
Receivables related to the concession extension (h)	10	3	160,217	160,217	160,217	160,217
Bonds and securities (b)	5	1	148,146	148,146	196,112	196,112
Bonds and securities (b)	5	2	129,447	129,447	75,119	75,119
Other investments (i)	16.2	1	27,341	27,341	25,708	25,708
			3,830,664	3,830,664	3,532,951	3,532,951
Financial assets total			10,468,207	10,508,436	9,381,783	9,363,335
Financial liabilities
Fair value through profit or loss
Other liabilities - derivatives (b)		1	-	-	85	85
			-	-	85	85
Other financial liabilities
Suppliers (a)	20		1,272,990	1,272,990	1,142,360	1,142,360
Loans and financing (c)	21		3,144,047	2,741,696	3,323,784	2,922,867
Debentures (j)	22		2,567,242	2,567,242	1,207,945	1,207,945
Payable related to concession - use of public property (k)	26		482,678	598,425	471,774	578,409
			7,466,957	7,180,353	6,145,863	5,851,581
Financial liabilities total			7,466,957	7,180,353	6,145,948	5,851,666
The different levels have been defined as follow s:
Level 1: obtained from prices quoted (not adjusted) on active markets for identical assets or liabilities
Level 2: obtained from other variables other than prices quoted included in level 1, w hich can be observed for assets or liabilities
Level 3: obtained through evaluation techniques that include variables for the asset or liability, but are not based on observable market data

Determining fair values:

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

c)     Calculated based on the cost of the last issue by the Company, of the CDI variation plus 111.5% p.y.

d)     The Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B) maturing on August 15, 2024, which yields approximately 5.86% p.y. plus the IPCA inflation index.

78

e)     Criteria and assumptions disclosed on note 3.7.2 of December 31, 2013.

f)      The accounts receivable related to concession extension, related to the assets which started operations after May 2000, the expected flow of cash entries was discounted at the Selic rate, the best short-term rate available for comparison for determination of its market value.

g)     Criteria and assumptions disclosed on note 3.7.1 of December 31, 2013. The changes held in the second quarter of 2014 are as follows:

Consolidated
Balance as of January 1, 2014	3,075,795
Transfers from intangible assets in progress	255,015
Monetary variation	51,350
Write off	(16,647)
Balance as of June 30, 2014	3,365,513

h)     These accounts receivable are related to assets existing as of May 31, 2000, equivalent to their book values, due to the fact that the expert report to be analyzed by Aneel has not yet been completed.

i)      Calculated according to price quotes published in an active market or by applying the interest percentage over shareholders' equity for assets with no active market.

j)      Calculated according to the Unit Price Quotation (PU) as of June 30, 2014, obtained from the National Association of Financial Market Institutions (Anbima), net of the financial cost of R$ 2,022.

k)     Used the rate of 7.74% p.y. as a market reference.

34.2         Risk Factors

The Company has a Corporate Risk Management Committee in charge of formulating and tracking risk management policies and assisting the Audit Committee to ensure a good management of resources and the protection and appreciation of its assets.

The Company's business activities are exposed to the following risks arising from financial instruments:

34.2.1     Credit risk

Credit risk is defined as the possibility of the occurrence of losses related to non-compliance by a client or counterpart to a financial instrument with their respective obligations under the terms agreed on.

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Consolidated
Exposure to credit risk	06.30.2014	12.31.2013
Cash and cash equivalents (a)	2,063,537	1,741,632
Bonds and securities (a)	545,093	509,758
Collaterals and escrow accounts (a)	67,572	47,347
Trade accounts receivable (b)	1,919,071	1,470,314
CRC transferred to the State Government of Paraná (c)	1,365,681	1,380,554
Accounts receivable related to the concession (d)	3,905,084	3,488,664
Accounts receivable related to the concession extension (e)	414,611	557,589
Accounts receivable related to the concession extension (f)	160,217	160,217
	10,440,866	9,356,075

a)     Company management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility of the Company incurring losses resulting from problems in receiving amounts invoiced to its clients, customers, concession operators and licensees. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by guarantees whenever possible.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c)     Company management believes the CRC poses a minimal credit risk, as the amortizations are guaranteed by dividends, and the State Government is paying the renegotiated amounts in accordance with the fourth amendment.

d)     Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, for the investments made in assets that have not been recovered through rates by the end of the concession and specifically regarding energy transmission, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

e)     Management considers the credit risk on the indemnity approved for the assets which started operations after May 2000 to be reduced, given that the realization and compensation rules have already been established by the Granting Authority and has been received on schedule.

f)      For value of existing assets on May 31, 2000, Aneel published Resolution no. 589/2013, which addresses the definition criteria for calculating the New Replacement Value (VNR) for the indemnification purpose. For these assets Management considers the credit risk as reduced since the rules for compensation are set and there is an going survey of information required by the granting authority.

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34.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Investments are financed by incurring medium and long term debt to financial institutions and capital markets.

Short-term, medium-term and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while at the same time keeping minimum cash levels.

The table below shows the expected settlement amounts within each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year.  As from 2014, 2013 indicators are repeated through the forecast period, except for the US dollar, which follows the US inflation rate.

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Consolidated	Interest (a)	Less than	1 to 3	3 month	1 to 5	More than
Liabilities		1 month	month	to 1 year	years	5 years	Total
06.30.2014
Loans and financing	Note 21	410,843	116,825	388,695	1,933,564	1,407,422	4,257,349
Debentures	Note 22	4,164	10,780	645,455	2,852,085	-	3,512,484
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	4,299	8,605	41,855	252,454	2,071,255	2,378,468
Eletrobrás - Itaipu	Dolar	-	120,303	568,063	3,670,175	5,097,101	9,455,642
Petrobras - Compagás	100% of CDI	4,643	9,377	14,560	-	-	28,580
Other suppliers	-	885,316	163,022	121,692	52,737	22,368	1,245,135
Post employment benefits	8.05%	43,145	86,289	388,302	2,785,404	12,492,581	15,795,721
Purchase liabilities	IGP-M and IPCA	-	853,472	4,042,181	22,960,871	142,888,588	170,745,112
		1,352,410	1,368,673	6,210,803	34,507,290	163,979,315	207,418,491
12.31.2013
Loans and financing	Note 21	44,546	312,844	773,467	1,853,937	1,488,871	4,473,665
Debentures	Note 22	5,182	10,324	160,669	1,499,400	-	1,675,575
Derivative	Future DI	85	-	-	-	-	85
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	4,282	8,564	39,272	246,196	2,103,155	2,401,469
Eletrobrás - Itaipu	Dolar	-	124,286	575,224	3,606,457	5,517,175	9,823,142
Petrobras - Compagas	100% of CDI	5,295	10,738	51,243	-	-	67,276
Other suppliers	-	645,392	144,718	196,518	92,271	-	1,078,899
Post employment benefits	8.05%	43,145	86,289	388,302	2,785,404	12,492,581	15,795,721
Purchase liabilities	IGP-M and IPCA	-	605,310	2,818,490	12,216,247	80,198,892	95,838,939
		747,927	1,303,073	5,003,185	22,299,912	101,800,674	131,154,771
(a) Effective interest rate - w eighted average

As disclosed in notes 21.11 and 22.2, the Company and its subsidiaries have loan and financing agreements and debentures with covenants that if breached may require have its payment accelerated.

The main guarantees put up for maintaining business and investing activities are invested in securities (note 5) and cash (note 6).

34.2.3     Market risk

Market risk is the risk that the fair value or future cash flows of the financial instrument fluctuate due to changes in market prices, such as exchange rates, interest rates and share prices. The purpose of risk management is to control exposures within acceptable limits, while optimizing return.

a)    Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate review.

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The exchange rate risk posed by the purchase of gas arises from the possibility of Compagás reporting losses on the fluctuations in gas prices resulting from a fluctuation in the value of the "basket of oils" and exchange rates, increasing the balances of accounts payable related to the acquired gas.

Compagás monitors these fluctuations on a permanent basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of June 30, 2014 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 2.35) estimated as market average projections for 2014 according to the Focus Report issued by the Brazilian Central Bank as of July 25, 2014. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

.		Baseline	Projected scenarios - Dec.2014
Foreign currency risks	Risk	06.30.2014	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	46,337	3,103	(9,257)	(21,617)
.		46,337	3,103	(9,257)	(21,617)
Financial liabilities
Loans and financing
STN	USD appreciation	(60,371)	(4,043)	(20,147)	(36,250)
Eletrobrás	USD appreciation	(3)	-	(1)	(2)
		(60,374)	(4,043)	(20,148)	(36,252)
Suppliers
Eletrobrás (Itaipu)	USD appreciation	(118,180)	(7,914)	(39,438)	(70,962)
Petrobras (acquisiton of gas by Compagás)	USD appreciation	(141,747)	(9,493)	(47,303)	(85,113)
		(259,927)	(17,407)	(86,741)	(156,075)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of June 30, 2014, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (34.2.3-c), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

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Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of June 30, 2014 and the likely scenario takes into account the indicators (CDI/Selic of 11.00%, IPCA of 6.41%, IGP-DI of 4.34%, IGP-M of 4.87% and TJLP of 5.00%) estimated as market average projections for 2014 according to the Focus Report issued by the Brazilian Central Bank as of July 25, 2014. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

.		Baseline	Projected scenarios - Dec.2014
Foreign currency risks	Risk	06.30.2014	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	46,337	3,103	(9,257)	(21,617)
.		46,337	3,103	(9,257)	(21,617)
Financial liabilities
Loans and financing
STN	USD appreciation	(60,371)	(4,043)	(20,147)	(36,250)
Eletrobrás	USD appreciation	(3)	-	(1)	(2)
		(60,374)	(4,043)	(20,148)	(36,252)
Suppliers
Eletrobrás (Itaipu)	USD appreciation	(118,180)	(7,914)	(39,438)	(70,962)
Petrobras (acquisiton of gas by Compagás)	USD appreciation	(141,747)	(9,493)	(47,303)	(85,113)
		(259,927)	(17,407)	(86,741)	(156,075)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of June 30, 2014, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

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c)    Derivative financial instruments risk

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

In order to protect against the effects of volatility on long exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

i)      For the period ended June 30, 2014, the result of operations with derivative financial instruments on the futures market was a loss of R$ 964 (a gain of R$ 4,646 on June 2013);

ii)    Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as of June 30, 2014 corresponded to R$ 87,209 (R$ 109,792 as of December 31, 2013);

iii)   On June 30, 2014, a share of the Company’s federal bonds in the amount of R$ 5,216 (R$ 6,712 as of December 31, 2013), was deposited as collateral for transactions at BM&FBOVESPA S.A.

Sensitivity analysis of derivative financial instruments risk

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution no. 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The base scenario took into account the existing balances and the probable scenario for balances with changes in the BM&FBOVESPA preferential rate for LTN (National Treasury Bills) maturing on January 02, 2015.

.		Baseline	Projected scenarios - Dec.2014
Risk of derivative	Risk	06.30.2014	Probable	Adverse	Remote
.
Financial assets (liabilities)
Derivative – assets	Decrease in DI rate	61	(226)	(1,415)	(2,618)
		61	(226)	(1,415)	(2,618)
Expected effect in the result			(287)	(1,476)	(2,679)

34.2.4     Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

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According to the Annual Plan for Electricity Operation - PEN 2013, published annually on the website: www.ons.org.br, probability assessments of energy service conditions, based on energy deficit risks for the Benchmarking Scenario show the appropriateness of the supply criteria set by the National Energy Policy Council - CNPE (deficit risk not higher than 5%) for all subsystems within the period from 2013 to 2017. Deficit risks reach maximum levels 3.0% in the Southern subsystem and 2.5% in the Southeastern/Center Western system and lower than 1.0% in the Northern and Northeastern subsystems within the whole assessment period.

Although the 2013 Energy Plan does not show deficit risks above 5% and federal government's official sources state that there is no risk of rationing, low reservoir levels have kept the difference settlement price – PLD at high levels or next to the maximum level, mainly in the Southeast, since the beginning of February 2014. This may indicate that the system is operating very close to the risk of 5% of deficit.

34.2.5     Risk of non-renewal of concessions

Law 12,783/2013 published on January 14, 2013 ruled the extension of energy generation, transmission and distribution concessions covered by articles 17, 19 and 22 of Law 9.074/2015.  However, extension depends on full acceptance of the conditions set by that law.

Four power plants have been affected by Law 12,783/2013: Rio dos Patos with 1.8 MW, Mourão with 8.2 MW, Chopim with 1.8 MW and Usina Governador Pedro Viriato Parigot de Souza with 260 MW of installed capacity.

In order to maintain the Company's current profitability levels, the concessions for these plants have not been extended, given that studies have shown that the conditions imposed by the Concession Authority make the plants not economically feasible. By the end of the concession agreement, these power plants will be put up for auction, and the Company has no guarantee that it will be the winning bidder. Rio dos Patos in turn finished the agreement in February 2014. However, the Company will remain responsible for providing the power plant services until the concessionaire that has won the bidding assumes the enterprise. No date has yet been set for this takeover to happen. Ordinance 170/2014 issued on April 17, 2014 by the Ministry of Mines and Energy established the cost of managing the generation assets of this plant, which will be used to set the annual generation revenue to be earned from rendering this service.

Concession Agreement number 060/2001, which sets rules about transmission facilities, has been extended for 30 more years, according to the conditions established by Law 12,783/2013.  In this case the conditions for making investments arising from contingencies, modernization, renovation and refurbishment of structures and equipment have been kept. These investments will actually be made upon Aneel's recognition and authorization. The guarantee that the regulatory body will reimburse the Company for the works rules out the possibility of financial losses and keeps the Company's current profitability levels.

For the distribution services, the Company has issued a favorable opinion on the extension of Concession Agreement number 046/1999, pursuant to Law 12,783/2013. The Company is waiting for the decision by the Concession Authority on the extension. If the conditions set by the Concession Authority ensure the Company's expected profitability levels, the Company will sign the concession agreement or amendment for an additional period of 30 years. Even considering that the regulatory overall scene is uncertain, the Company believes on the possibility of the concession amendment, although it does not have sufficient information to guarantee that the contract for the distribution services will be renewed on favorable terms.

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Copel Geração e Transmissão
Concessions/authorizations contracts	Maturity date
Hydroelectric Power Plants
Generation Concession - 045/1999
Governador Bento Munhoz da Rocha Netto (Foz do Areia)	05.23.2023
Governador Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Governador José Richa (Caxias)	05.04.2030
Governador Pedro Viriato Parigot de Souza (a) (b)	07.07.2015
Guaricana	08.16.2026
Mourão (a) (b)	07.07.2015
Marumbi (c)	-
São Jorge	12.03.2024
Rio dos Patos (a) (b) (g)	02.14.2014
Melissa (d)	-
Salto do Vau (d)	-
Pitangui (d)	-
Generation Concession - 001/2007 - Mauá - 51% of Copel	07.02.2042
Generation Concession - 001/2011 - Colíder (f)	01.16.2046
Authorization - Cavernoso II (f)	02.27.2046
Generation Concession - Use of Public Property - 007/2013
Chaminé (e)	08.16.2026
Apucaraninha (e)	10.12.2025
Derivação do Rio Jordão (e)	11.15.2029
Chopim I (a) (b) (e)	07.07.2015
Cavernoso (e)	01.07.2031
Thermal Power Plant
Generation Concession - 045/1999 - Figueira	03.26.2019
Authorizathion - 351/1999 - TTP Araucária (60% da Copel GeT e 20% da Copel)	12.22.2029
Wind Power Plant
Authorization - Palmas	09.28.2029

(a) Plant not renew ed pursuant to Executive Act 579/2012 - Concessionaire's prerogative
(b) By the end of the concession the project w ill be offered for competitive bidding
(c) In progress for homologation from ANEEL
(d) At plants w ith capacity of less than 1 MW, only register w ith ANEEL
(e) Pow er plants that underw ent change in the exploration system from a Public Service regime to an Independent Producer Regime
(f) Enterprise under construction
(g) The Company w ill remain responsible for providing the pow er plant services until the concessionaire that has w on the bidding assumes the enterprise. No date has yet been set for this takeover to happen.

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Copel Geração e Transmissão
Concessions Contracts	Maturity date
Transmission Lines and Substations
Contract 060/01 - Transmission facilities (a)	12.05.2042
Contract 075/01 - Transmission line Bateias - Jaguariaíva	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté (b)	10.05.2040
Contract 015/10 - Substation Cerquilho III	10.05.2040
Contract 001/12 - Transmission line Cascavel Oeste - Umuarama - 51% Copel GeT (c)	01.11.2042
Contract 004/12 - Transmission line Nova Santa Rita - Camaquã 3 - 20% Copel GeT (c)	05.09.2042
Contract 007/12 - Transmission line Umuarama - Guaira - 49% Copel GeT	05.09.2042
Contract 008/12 - Transmission line Curitiba - Curitiba Leste - 80% Copel GeT (b)	05.09.2042
Contract 011/12 - Transmission line Açailândia - Miranda II - 49% Copel GeT (b)	05.09.2042
Contract 012/12 - Transmission line Paranaíta - Ribeirãozinho - 49% Copel GeT (b)	05.09.2042
Contract 013/12 - Transmission line Ribeirãozinho - Marimbondo II - 49% Copel GeT (b)	05.09.2042
Contract 022/12 - Transmission line - Foz do Chopim - Salto Osorio C2 (b)	08.26.2042
Contract 002/13 - Transmission line - Assis - Paraguaçu Paulista II (b)	02.24.2043
Contract 007/13 - Transmission line - Barreiras II - Pirapora 2 - 24.5% Copel GeT (b)	05.01.2043
Contract 001/14 - Transmission line - Bateias - Fernão Dias - 50.1% Copel GeT (b)	05.13.2044
Contract 005/14 - Transmission line - Bateias - Curitiba Norte (b)	01.28.2044

(a) Concession renew ed pursuant to Executive Act 579/2012
(b) Enterprise under construction
(c) Partially built enterprise

34.2.6     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagás and UEG Araucária.

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34.3         Management of capital

The Company always seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. It seeks to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and security provided by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The capital structure is composed of:

a)     net indebtedness, defined as total loans, financing and debentures, net of cash and cash equivalents and short term bonds and securities; and

b)     own capital, defined as total equity.

	Parent Company			Consolidated
Debt	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Loans and financing	988,186	1,019,553	3,144,047	3,323,784
Debentures	1,004,707	-	2,567,242	1,207,945
(-) Cash and cash equivalents	535,830	10,410	2,063,537	1,741,632
(-) Bonds and securities	147	186	429,447	389,222
Net indebtedness	1,456,916	1,008,957	3,218,305	2,400,875
Equity	13,161,134	12,651,339	13,520,093	12,928,752
Net indebtedness ratio	0.11	0.08	0.24	0.19

35      Related Party Transactions

The balances of transactions between the Company and its associates and subsidiaries are shown in Note 8, Note 15 and Note 16.

The amounts resulting from the operating activities of Copel Distribuição involving related parties are billed at the rates approved by Aneel.

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Consolidated		Assets		Liabilities		Results
Related parties / Nature of operation	06.30.2014	12.31.2013	06.30.2014	12.31.2013	06.30.2014	06.30.2013
Controlling shareholders
State of Paraná
"Luz Fraterna" program (a)	123,950	78,987	-	-	-	-
Remuneration and employ social security charges assigned (b)	525	266	-	-	-	-
Telecommunication services (c)	33,912	22,410	-	-	14,047	12,904
CRC (Note 8)	1,365,681	1,380,554	-	-	85,679	68,401
Entities with significant influence
BNDES e BNDESPAR (d)
Financing (Note 21.5)	-	-	1,126,214	1,125,109	(35,714)	(6,839)
Petrobras (e)
Rental plant TTP Araucária (30.4.1 - a)	-	6,499	-	-	5,507	68,423
Supply and transport of gas (f)	363	374	-	-	6,869	15,240
Acquisition of gas for resale (f)	-	-	141,747	51,502	(701,218)	(140,383)
Advances to suppliers of Compagás (g)	2,266	13,504	-	-	-	-
Dividends payable by Compagás	-	-	-	1,076	-	-
Mitsui Gás e Energia do Brasil Ltda. (h)	-	-	1,208	2,283	-	-
Paineira Participações S.A. (i)	-	-	-	11,985	-	-
Jointly-controlled

Marumbi Transmissora de Energia (j)	184	184	-	-	1,102	1,042
Caiuá Transmissora de Energia (k)	271	221	-	-	98	343
Associates
Dona Francisca Energética S.A. (l)	-	-	6,116	6,320	(37,112)	(35,306)
Foz do Chopim Energética Ltda. (m)	155	201	-	-	897	812
Sercomtel S.A. Telecomunicações (n)	245	192	-	-	650	1,137
Key management personnel
Fees and related charges (Note 31.3)	-	-	-	-	(9,362)	(7,714)
Pension plans and health care (Note 23)	-	-	-	-	(630)	(420)
Other related parties
Fundação Copel
Rental of administrative real estate	-	-	-	-	(5,886)	(5,533)
Private pension and health plans (Note 23)	-	-	1,002,967	967,232	-	-
Lactec (o)	30,047	27,229	1,189	587	(991)	(4,230)

a)     The Luz Fraterna Program, created under Law no. 491/ 2013 and no. 17,639, dated July 31, 2013, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel Distribuição. R$ 115,696 of the total is accounted for in the related parties account in the parent company's books of account, according to note 15.1.1.

b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company recognized an impairment allowance in the amount of R$ 1,286 as of June 30, 2014 and R$ 1,614 as of December 31, 2013

c)     Telecommunications services rendered in accordance with the agreement entered into by Copel Telecomunicações with the State of Parana.

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d)     BNDES is the parent company of BNDES Participações SA (BNDESPAR) that holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of class B preferred shares).

e)     Petrobras holds 20% of the share capital of UEG Araucária and 24.5% of the share capital of Compagás.

f)      The supply and transport of piped gas and the purchase of gas for resale by Compagás.

g)     Advance payments to suppliers of Compagás refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagás has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. This balance is adjusted monthly, therefore adjusting the recoverable value. Considering Compagás's expansion plan and the expected increase in market consumption, Management understands that the volume of accumulated gas will be offset partially by June 30, 2014. Therefore, according to contractual provisions, Compagás recognized an impairment loss on the ship or pay credit in the amount of R$ 15,704.

h)     Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagás’ share capital. The balances refer to dividends payable by Compagás.

i)      Paineira Participações S.A. holds 30% of Elejor share capital. The balances refer to dividends payable by Elejor.

j)      Engineering services agreement, signed with Copel Geração e Transmissão, expiring on September 30, 2015.

k)     Specific environmental management services agreement, signed with Copel Geração e Transmissão, expiring on March 14, 2015.

l)      Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on March 31, 2015.

m)    Agreements entered into between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, one for rendering operation and maintenance services, which matures on May 24, 2015, and the other for establishing a connection with the transmission system, which matures on July 7, 2015.

n)     Light pole sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on December 28, 2018.

91

o)     The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by Aneel.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to Aneel.

35.1         Guarantees and endorsements awarded to related parties

35.1.1     Granted by Parent Company

The Parent Company granted the following guarantees and endorsements:

a)     personal guarantee given for the issue of debentures by subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus, Santa Maria, Santa Helena and Ventos de Santo Uriel, according to note 22.

b)     bank guarantee for the equity interest of 70% in the debentures issued by the subsidiary Elejor on September 26, 2013, pursuant to Note 22.

c)     endorsements for its equity interest of 23.03% to its associated company Dona Francisca Energética S.A., in 2002, in financing secured from the BNDES (joint endorsement) and Bradesco (joint endorsement), for settlement by 2015. As of June 30, 2014 the restated outstanding balances amounted to R$ 6,219 with BNDES and R$ 3,601 with Bradesco.

35.1.2     Granted to jointly controlled entities

Ventures		Date	Final	Amount	Total	Balance as of
joint subsidiaries	Financing	issued	Maturity	approved	issued	06.30.2014
Transmissora Sul Brasileira (a)	Promissory notes	12.20.2013	07.15.2028	266,572	260,145	266,067
Caiuá Transmissora (b)	Promissory notes	03.19.2014	02.15.2029	84,600	79,600	81,028
Integração Maranhense (c)	Promissory notes	03.19.2014	02.15.2029	142,150	131,400	133,642
Matrinchã Transmissora (d)	Debentures	06.20.2013	12.20.2014	800,000	540,000	597,180
Guaraciaba Transmissora (e)	Debentures	06.20.2013	12.20.2014	400,000	370,000	442,356
Costa Oeste (f)	Promissory notes	01.15.2014	11.15.2028	36,720	31,000	31,628

Financier:
BNDES: (a) (b) (c) (f)
HSBC Corretora de Títulos e Valores Mobiliários S. A. e Banco Santander (Brasil) S. A. : (d) (e)
Allocation:
Bridge loan" for financing operation to be secured from BNDES (a)
Working capital: (b) (c) (d) (e) (f)
Endorsement/Security:
20% of the debt limit given by Copel: (a)
49% of the letter of guarantee amount, as jointly- liable endorser, Copel Geração e Transmissão: (b) (c)
49% of the debt limit given by Copel Geração e Transmissão: (d) (e)
51% of the debt limit given by Copel Geração e Transmissão: (f)
Securities offered for the transaction:
Lien on shares given by Copel Geração e Transmissão, corresponding to 20%: (a)
Lien on shares of Copel Geração e Transmissão, corresponding to 49%: (b)
Lien on shares of Copel Geração e Transmissão, corresponding to 49%: (f)

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36      Insurance

Details by risk type and effectiveness date of the main policies can be seen below.

Consolidated	Final
Policy	Maturity	Insured
Specified risks	08.24.2014	1,727,388
Fire - Company-ow ned and rented facilities	08.24.2014	521,633
Civil liability - Copel	08.24.2014	12,000
Civil liability - Compagas	10.30.2014	3,600
Engineering risks - Copel	08.24.2014	dependant on each event
Domestic and international transport - export and import	08.24.2014	dependant on each event
Multi-risk - Compagas	12.18.2014	14,750
Multi-risk - Compagas	04.26.2015	470
Multi-risk - Elejor	04.11.2015	395,099
Vehicles	08.20.2014	market value
Miscellaneous risks	08.24.2014	810
Operational risks - Elejor	06.06.2015	500
Operational risks - UEG Araucária (a)	05.31.2015	794,456
Court guarantee - Compagás	02.03.2015	56,938
Performance bond - Copel	07.14.2014	12,500
Performance bond - Copel	07.30.2015	44,319
Performance bond - Copel	12.27.2014	1,850
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	11.23.2014	342,139
Liability for directors and administrators - D&O (a)	06.30.2015	55,063
Performance bond - w ind farm	06.30.2015	22,200
Performance bond - w ind farm	10.02.2014	11,100
Performance bond - w ind farm	06.30.2015	3,047
Performance bond - w ind farm	03.31.2015	6,000
Participation guarantee - Brazil's National Oil Agency - ANP	08.31.2014	8,189
Performance bond - Agência Nacional de Petróleo - ANP	11.11.2018	59,440
(a) The values of the sums insured Operational Risk - UEG Araucaria and liability for directors and officers have been converted to real U.S. dollars w ith the rate of the day 06.30.2014, R$ 2.2025.

37      Regulatory Assets and Liabilities

As a result of adopting IFRS, the Company no longer recognizes regulatory assets and liabilities, and unrecognized the existing balances.

These assets and liabilities continue to be recognized in the regulatory records, introduced by Aneel Normative Resolution 396.

The Compensation Account for Variations in Items from “Part A” - CVA accompanies the variations reported between the amounts homologated for tariff adjustments, and the amounts actually incurred during the tariff period, from the following cost components of “Part A”: Purchase of electric power (Bilateral, Itaipu and Auctions), Energy Transmission Cost (Transmission from Itaipu and the Basic/BN Grid) and Sector Charges (Energy Development Account - CDE; System Service Charges - ESS and Incentive Program for Alternative Energy Sources – Proinfa, Research and Development and Energy Efficiency, and others).

Aneel authorized Copel Distribuição, through Homologatory Resolution 1,740, of June 24, 2014, to adjust its supply tariffs as from June 24, 2014, by an average rate of 30.78%, with 24.78% that refers to the tariff adjustment index and 6% for the pertinent financial components, of which, CVA, represents a total of R$ 214,733, consisting of 2 parts: CVA being processed, for the tariff year 2013-2014, for the amount of R$ 214,879, and the balance to compensate for CVA from prior years for the amount of R$ 146 (negative).

93

Due to the partial deferral of the adjustment, the effect was an average increase by 24.86% in electricity prices charged from consumers, pursuant to Resolution 1,763 of July 22, 2014.

If the regulatory assets and liabilities had been recognized, the Company would have reported the following balances in its financial statements:

37.1         Composition of balances for regulatory assets and liabilities

Consolidated		Current Assets	Noncurrent Assets
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
CVA recoverable tariff adjustment 2013
CCC	-	3,779	-	-
Charges for use of transmission system (basic grid)	-	917	-	-
Electricity purchased for resale (Itaipu)	-	5	-	-
Proinfa	-	5,534	-	-
Electricity purchased for resale (CVA Energ)	-	4,614	-	-
Other financial components	-	45,146	-	-
	-	59,995	-	-
CVA recoverable tariff adjustment 2014
CCC	8,508	-	-	-
Charges for use of transmission system (basic grid)	28,608	18,587	-	18,587
Electricity purchased for resale (Itaipu)	4,938	-	-	-
CDE	2,320	-	-	-
Proinfa	9,207	154	-	154
Electricity purchased for resale (CVA Energ)	324,227	71,335	-	71,335
Transport of energy purchased (Itaipu)	330	-	-	-
Other financial components	161,512	137,728	-	137,728
	539,650	227,804	-	227,804
CVA recoverable tariff adjustment 2015
Charges for use of transmission system (basic grid)	-	-	7,471	-
CDE	-	-	9,711	-
Electricity purchased for resale (CVA Energ)	-	-	221,106	-
Transport of energy purchased (Itaipu)	-	-	101	-
Other financial components	-	-	398,474	-
	-	-	636,863	-
	539,650	287,799	636,863	227,804
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Consolidated	Current Liabilities		Noncurrent Liabilities
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
CVA compensable tariff adjustment 2013
ESS	-	684	-	-
CDE	-	2,851	-	-
Transport of energy purchased (Itaipu)	-	661	-	-
Other financial components	-	2,616	-	-
	-	6,812	-	-
CVA compensable tariff adjustment 2014
Energy purchased for resale (Itaipu)	-	3,753	-	3,753
ESS	163,406	39,610	-	39,610
CDE	-	87	-	87
Transport of energy purchased (Itaipu)	-	20	-	20
Other financial components	21,341	1,804	-	1,804
	184,747	45,274	-	45,274
CVA compensable tariff adjustment 2015
Energy purchased for resale (Itaipu)	-	-	1,919	-
ESS	-	-	37,599	-
Other financial components	-	-	2,394	-
	-	-	41,912	-
	184,747	52,086	41,912	45,274

37.2         Changes in assets and liabilities

.	Balance as of					Balance as of
January 01, 2014		Differ.	Amortiz.	Correction	Transf.	June 30, 2014
Assets
CCC	3,779	8,508	(3,948)	169	-	8,508
Charges for use of transmission system (basic grid)	38,091	(4,285)	(1,004)	3,277	-	36,079
Energy purchased for resale (Itaipu)	5	4,705	(5)	233	-	4,938
CDE	-	11,855	-	176	-	12,031
Proinfa	5,842	8,504	(5,770)	631	-	9,207
Energy purchased for resale (CVA Energ)	147,284	392,917	(4,614)	9,746	-	545,333
Transport of energy purchased (Itaipu)	-	414	-	17	-	431
Other financial components	320,602	256,569	(45,147)	27,962	-	559,986
	515,603	679,187	(60,488)	42,211	-	1,176,513
Current	287,799	(21,954)	(60,488)	14,784	319,509	539,650
Noncurrent	227,804	701,141	-	27,427	(319,509)	636,863
Liabilities
Energy purchased for resale (Itaipu)	7,506	(5,112)	-	(475)	-	1,919
ESS	79,904	111,591	(684)	10,194	-	201,005
CDE	3,025	(173)	(2,984)	132	-	-
Transport of energy purchased (Itaipu)	701	(40)	(692)	31	-	-
Other financial components	6,224	19,131	(2,616)	996	-	23,735
	97,360	125,397	(6,976)	10,878	-	226,659
Current	52,086	67,081	(6,976)	9,079	63,477	184,747
Noncurrent	45,274	58,316	-	1,799	(63,477)	41,912

95

38      Law 12.973 of May 15, 2014

On May 15, 2014, Executive Act 617 issued on November 11, 2013 was converted into Law 12,973. Under the law, companies are granted the (irrevocable) option of applying its provisions as from January 1, 2014.  Management does not intend to adopt the provisions earlier, however the law is being evaluated by the Company. Moreover, the Company is waiting for some explanations that will be given by a regulation to be issued by the Brazilian Federal Revenue Service.

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COMMENTS ON PERFORMANCE FOR THE PERIOD

for the six-month periods ended June 30, 2014

(Amounts expressed in thousands of reais, except when stated otherwise)

1            Distribution Lines

Compact Grids - Copel has implemented compact networks in urban areas with significant urban forestry close to the distribution grids. This technology avoids having to prune and cut trees and improves the quality of the supply, since it reduces the number of disconnections. At the end of June 2014, the extension of the compact grids installed was 5,794 km (4,554 km at June 2013), the extension of the compact grids installed was 1,240 km in 12 months, a variation of 27.2%.

Isolated Secondary Grid - Copel is also investing in secondary isolated grids for low voltage (127/220 V), which provide significant advantages compared to the conventional aerial grid, such as: improvement in the DEC and FEC indices, increased difficulty for electric energy stealing, improvement in the environmental conditions and reduction to the pruned area, increased safety, reduction to the drops in voltage throughout the network, and increased useful life of the transformers from the decrease in the number of short circuits in the network, amongst others. By the end of June 2014, the extent of the installed secondary isolated distribution grids was 11,338 km (9,746 km in June 2013), representing an increase of 1,592 km in the previous 12 months, variation of 16.3%.

97

2            Energy Market

Market behavior - The energy generated by Copel during the first six months of 2014 was 11,784 GWh (10,172 GWh in the same period for 2013). The energy purchased from CCEAR (auctions) was 7,344 GWh (7,422 GWh in the same period for 2013) and from Itaipu it was 2,911 GWh (2,569 GWh in the same period for 2013), as demonstrated in the following flow chart:

98

Sale of energy - The following table presents total energy sales by Copel between Copel Distribuição and Copel Geração e Transmissão:

Class			In GWh
	January to	January to
	June 2014	June 2013	Variation
Copel Distribuição
Captive market	12,062	11,381	6.0%
Residential	3,672	3,396	8.1%
Industrial	3,288	3,242	1.4%
Commercial	2,740	2,552	7.4%
Rural	1,186	1,072	10.6%
Others	1,176	1,119	5.1%
Concessionaries and permission holder (a)	345	280	23.2%
CCEE (MCP) (b)	-	-	-
Total Copel Distribuição	12,407	11,661	6.4%
Copel Geração e Transmissão
CCEAR (Copel Distribuição) (c)	197	433	-54.5%
CCEAR (other concessionaries) (c)	2,352	3,213	-26.8%
Free customers	2,001	2,025	-1.2%
Bi-lateral contracts	3,717	2,603	42.8%
CCEE(MCP)	1,069	1,810	-
Total Copel Geração e Transmissão	9,336	10,084	-7.4%
Total	21,743	21,745	-

Captive market of Copel Distribuição - The sale of energy to Copel Distribuição's captive market totaled 12,062 GWh in the first half of 14, up 6.0% when compared with the same period in 2013, mainly due to the increase in average consumption and in the client base in the period.

The residential segment consumed 3,672 GWh between January and June 2014, up 8.1% due to the increase in the number of consumers and in average consumption, as a result of favorable income and job levels and to the above-average temperatures recorded in the period. At the end of June 2014, this segment accounted for 30.4% of Copel’s captive market, totaling 3,386,848 residential customers.

Industries consumed 1.4% more energy in the first half of 2014, totaling 3,288 GWh, a result caused by the good performance of Parana State industrial sector, particularly food, timber and oil by-product companies. At the close of the period, the industrial segment represented 27.3% of Copel’s captive market, with a total of 91,299 industrial customers.

99

The commercial class consumed 2,740 GWh which represents an increase of 7.4% over the same period last year, mainly impacted by high level temperatures recorded in the period and expansion of the segment. At the end of June 2014, this segment represented 22.7% of Copel’s captive market, with a total of 348,381 customers.

Rural consumers acquired 1,186 GWh of electricity, up 10.7% in the first six months of the year, an effect of the good performance of the Parana State agribusiness industry. At the end of June 2014, this segment represented 9.8% of Copel’s captive market, with a total of 372,711 rural customers.

The other segments (public agencies, public lighting, public services and own consumption) consumed 1,176 GWh, up 5.2% for the period. Taken together, these segments represented 9.8% of Copel’s captive market, totaling 56,565 customers at the end of the period.

Number of consumers - The number of end customers (captive from Copel Distribuição plus free customers from Copel Geração e Transmissão) billed in June 2014 was 4,255,833, representing an increase of 3.9% compared to the same month in 2013.

Class	June 2014	June 2013	Variation
Residential	3,386,848	3,250,753	4.2%
Industrial	91,299	90,472	0.9%
Commercial	348,381	332,585	4.7%
Rural	372,711	367,741	1.4%
Others	56,565	55,019	2.8%
Total Captive	4,255,804	4,096,570	3.9%
Free customers - Copel Geração e Transmissão	29	29	-
Total	4,255,833	4,096,599	3.9%

3            Administration

Number of employees

Employees	June 2014	June 2013
Owned subsidiaries
Copel	607	-
Copel Geração e Transmissão	1,508	1,814
Copel Distribuição	6,000	7,064
Copel Telecomunicações	436	462
Copel Participações	10	-
Copel Renováveis	12	-
	8,573	9,340
Subsidiaries
Compagás	156	144
Elejor	7	8
UEG Araucária	14	10
	177	162
100

4            Market relations

From January to June 2014, the nominative ordinary shares (ON - code CPLE3) and the nominative preference shares class B (PNB - code CPLE6) of Copel were present on 100% of the floors of the Stock, Futures and Commodities Exchange, (BM&FBOVESPA).

The shares for trading amounted 45% of the Company’s capital. At the end of June 2014, the market value of Copel, considering quotations from all of the markets, was R$ 7,758,585.

Of the 70 securities that comprise the theoretical portfolio of Ibovespa, the PNB shares in Copel participated with 0.39% and with a Beta index of 0.64.

In the IEE portfolio (Index for the Energy Sector), Copel participated with 6.64%.

Copel’s participation in the Business Sustainability Index BM&FBOVESPA (ISE) was 1.05%.

On the BM&FBOVESPA, the ordinary shares closed the period quoted at R$ 23.50 and the preference shares at R$ 33.88, with increases of 5.4% and 11.0%, respectively, compared to December 31, 2013. During the same period the IBOVESPA reported a negative variation of 3.2%.

On the New York Stock Exchange (NYSE), the preference shares are traded at “Level 3” in the form of ADS’s, under the code ELP, which were present on 100% of the floors, closing the period quoted at US$ 15.31 with a positive variation of 16.5% compared to December 31, 2013. During the same period the DOW JONES index reported a positive variation of 1,5%.

On the LATIBEX (Latin American Exchange Market in Euros) tied to the Madrid Stock Exchange, the Company’s PNB shares are traded under the code XCOP, and were present on 97% of the floors, closing the second quarter quoted at € 11.14 representing a variation of 17.3% compared to December 31, 2013. During the same period the LATIBEX All Shares reported a negative variation of 0.9%.

The following table summarizes the behavior of Copel's shares in the first six-month in 2014:

		ON	PNB
Share performance - January to June 2014	Total	Daily average	Total	Daily average
Bovespa
Traded	25,746	213	388,504	3,211
Quantity	11,380,100	94,050	73,306,600	605,840
Volume (R$ thousand)	236,228	1,952	2,174,244	17,969
Presence on ex changes	121	100%	121	100%
Nyse
Quantity	301,957	5,697	70,892,409	571,713
Volume (US$ thousand)	3,080	58	922,123	7,436
Presence on ex changes	53	43%	124	100%
Latibex
Quantity	-	-	209,320	1,730
Volume (€ thousand)	-	-	2,015	17
Presence on ex changes	-	-	121	97%
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5            Tariffs

Energy Supplies

Average supply tariffs (a) - R$/MWh	June 2014	June 2013	Variation
Residential	263.50	242.55	8.6%
Industrial (b)	207.75	189.05	9.9%
Commercial	241.04	220.00	9.6%
Rural	161.13	146.04	10.3%
Others	185.71	168.13	10.5%
	225.56	206.15	9.4%
(a) Without ICM S
(b) Does not inclued free customers

Purchasing Energy

Tariffs for purchase of energy - R$/MWh	June 2014	June 2013	Variation
Itaipu (a)	129.08	123.93	4.2%
Auction 2007 - 2014	164.88	140.89	17.0%
Auction 2008 - 2015	126.61	118.94	6.4%
Auction 2010 - H30	178.89	168.17	6.4%
Auction 2010 - T15 (b)	189.41	178.06	6.4%
Auction 2011 - H30	183.66	172.65	6.4%
Auction 2011 - T15 (b)	208.85	196.33	6.4%
Auction 2012 - T15 (b)	187.36	176.13	6.4%
Auction CCEAR 2014 - 2019 (c)	448.82	-	-
Auction CCEAR 2014 - 2019 (d)	270.81	-	-
Auction 2014 - 12M	191.41	-	-
Auction 2014 - 18M	165.20	-	-
Auction 2014 - 36M	149.99	-	-
Bilaterals	189.55	176.58	7.3%
ANGRA	150.83	137.55	9.7%
CCGF (e)	32.22	33.38	-3.5%
Santo Antonio	108.60	102.00	6.5%
Jirau	95.52	89.72	6.5%
Others Auctions (f)	226.44	168.54	34.4%
Average (g)	174.40	129.59	34.6%
(a) Furnas transport charge not included.
(b) Average auction price restated according to the IPCA inflation index. The price comprises in fact three components:
a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter tw o components is dependent upon the dispatch of facilities according to the schedule set by the
National System Operator (ONS).
(c) Availability
(d) Quantity
(e) Contract of quotas of assured pow er of those HPPs w hich concessions w ere extended pursuant the new rules of Law 12,783/13.
(f) Products average price.
(g)Takes the amount of 812 average MW related to auction 2006-2013 to calculate June 2013 (R$ 100.63).

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Supply of power

Sales do Distributors Average Tariff - R$/MWh	June 2014	June 2013	Variation
Auction - CCEAR 2007-2014	118.77	111.89	6.1%
Auction - CCEAR 2008-2015	126.86	119.48	6.2%
Auction - CCEAR 2009-2016	144.31	135.95	6.1%
Auction - CCEAR 2011-2040	164.82	155.15	6.2%
Auction - CCEAR 2013-2042	177.28	140.37	26.0%
Auction - CCEAR 2014	191.80	-	-
Concession holders in the State of Paraná	153.40	134.90	13.7%

6            Economic Financial Results

Operating Revenues (NE nº 30)

At June 2014, the net income from sales and services reached R$ 6,169,246, an increase of 37.7% compared to the amount of R$ 4,481,542 registered to June 2013.

This variation was due mainly to the following factors:

a)     18.4% increase in the revenue from electric power supply mainly due to the tariff adjustment in June 2013 and the increase in the market;

b)    113.2% increase in revenue from “electricity sales to distributors” due to variation of the Price for Settlement of Difference (PLD) and income from the sale of energy produced by UEG Araucária;

c)     36.3% increase in the Revenue from Construction. The Company records revenues related to construction services or infrastructure improvement used in the rendering of distribution and electricity transmission services, which total R$ 626,559 in June 2014 and R$ 459.685 million for the same period in 2013. Corresponding expenditures are recognized in the statement of income for the period, such as construction cost, as incurred; and

d)    47.4% decrease in “other operating revenues”, mainly caused by the termination of the lease of the Araucária thermal plant with Petrobras.

Operational costs and expenses (Note 31)

At the end of June 2014, total operational costs and expenses amounted to R$ 5,236,648, which represented an increase of 41.5% compared to the R$ 3,702,113 registered in the same period for 2013. The main highlights are as follows:

a)     43.4% increase in the account Electricity acquired for resale especially due to greater amount of electricity acquired at the Electric Power Trading Chamber – CCEE and at CCEAR; offset by the receipt of funds from the CDE to reimburse energy costs the amount of R$ 787,871;

103

b)    increase by 44.0% in electricity network use charges, due mainly to the pass-on of funds from the energy development account in 2013;

c)     7.9% decrease in relation to the same period in 2013 in the Personnel and Management account balance, due to the lower expenses on remuneration and charges due to the reduction in the number of employees in the period;

d)    12.7% increase in the Pension Fund and Welfare Plans mainly due to the effects arising from the actuarial assessment, which was performed by an actuary engaged to perform such calculations;

e)     399.3% increase in Natural Gas and supplies for the gas business resulting from the purchase of gas for UEG Araucária.

Financial Results (NE nº 32)

Increase of 2.7% in financial results was mainly due to:

a)     increase by 27.4% in finance income resulting from the higher late payment charges on electricity bills and the higher income from financial investments; and

b)    increase by 51.6% in finance costs mainly due to the higher amount of debt charges as a result of the inflow of funds in the period.

Ebitda

Ebitda (earnings before interest, taxes, depreciation and amortization) reached R$ 1,325,342 in June 2014, 20.07% greater than that reported for the same period of the previous year, as demonstrated below:

Consolidated	06.30.2014	06.30.2013
Net income for the period	831,306	650,271
Deferred IRPJ and CSLL	(209,867)	(128,656)
Provision for IRPJ and CSLL	548,771	438,740
Financial expenses (income), net	(153,030)	(148,956)
Lajir/Ebit	1,017,180	811,399
Depreciation and amortization	308,162	292,412
Lajida/Ebitda	1,325,342	1,103,811
Net operational results - ROL	6,169,246	4,481,542
Ebitda% (Ebitda ÷ ROL)	21.5%	24.6%

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GROUPS IN CHARGE OF GOVERNANCE

BOARD OF DIRECTORS
Chairman	Mauricio Schulman
Executive Secretary	Lindolfo Zimmer
Members	CARLOS HOMERO GIACOMINI MAURICIO BORGES LEMOS José Richa Filho LUIZ EDUARDO DA VEIGA SEBASTIANI MARCO AURÉLIO ROGERI ARMELIN NATALINO DAS NEVES NEY AMILTON CALDAS FERREIRA
AUDIT COMMITTEE
Chairman	CARLOS HOMERO GIACOMINI
Members	JOSÉ RICHA FILHO
LUIZ EDUARDO DA VEIGA SEBASTIANI
FISCAL COUNCIL
Chairman	Joaquim Antonio Guimarães de Oliveira Portes
Full Members	NELSON LEAL JUNIOR JOSÉ TAVARES DA SILVA NETO VACANT CARLOS EDUARDO PARENTE DE OLIVEIRA ALVES
Alternate Members	OSNI RISTOW ROBERTO BRUNNER GILMAR MENDES LOURENÇO VACANT FLAVIO JARCZUN KAC
BOARD OF DIRECTORS
Chief Executive Officer	Lindolfo Zimmer
Chief Corporate Management Officer	MARCOS DOMAKOSKI
Chief Financial and Investor Relations Officer Chief Institutional Relations Officer	ANTONIO SERGIO DE SOUZA GUETTER DENISE CAMPANHOLO BUSETTI SABBAG
Chief Business Development Officer	jonel nazareno iurk
Deputy Director	PAULO CESAR KRAUSS
ACCOUNTANT
Accountant - CRC-PR-041655/O-6	NANCY ATENALIA ALVES

INFORMATION ON THIS REPORT
rsustentabilidade@copel.com	Fone: +55 (41) 3331-4051
Others Informations	Fone: +55 (41) 3222-2027 / 3331-4359 Fax: +55 (41) 3331-2849

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INDEPENDENT AUDITORS’ REVIEW REPORT

To the Shareholders and Management

Companhia Paranaense de Energia - COPEL

Curitiba – PR

We have reviewed the individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL included in the Quarterly Information Forms, for the quarter ended June 30, 2014, which include the statement of financial position at June 30, 2014 and the related statements of income and comprehensive income for the three-month and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, including a summary of the significant accounting practices and other notes to the financial statements.

Management is responsible for preparing and presenting the individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements and consolidated interim financial statements and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and for presenting this information in a manner consistent with the norms issued by the Brazilian Securities and Exchange Commission (CVM), applicable for preparing Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Extent of our review

We performed our review in accordance with Brazilian and international standards for reviewing interim information (NBC TR 2410 – Review of Interim Information Performed by the Entity’s Auditors and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making enquiries, mainly of persons responsible for financial and accounting issues and applying analytical procedures and other review procedures. The extent of our review is significantly less than that for an audit undertaken in accordance with auditing standards and consequently, did not enable us to obtain assurance that we were informed of all of the significant issues that could be identified during an audit. Therefore, we do not express an audit opinion.

Unqualified conclusion on the individual interim financial information

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Based on our review, we are not aware of any fact that would lead us to believe that the individual interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) applicable to the preparation of quarterly information or have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Unqualified conclusion on the consolidated interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the consolidated interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) and IAS 34 applicable to the preparation of quarterly information and have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other issues

Statements of added value

We also reviewed the individual and consolidated interim statements of added value, for the six-month period ended June 30, 2014, which are management’s responsibility and presentation of which in the interim statements is required according to the norms issued by the Brazilian Securities and Exchange Commission, applicable for preparing Quarterly Information - ITR and considered supplementary information by the IFRS, which do not require a statement of added value to be reported. These statements were subject to the same review procedures described previously, and based on our review, we are not aware of any fact that would leads us to believe that they were not prepared, in all material respects, in accordance with the interim individual and consolidated financial information taken as a whole.

Curitiba, August 12, 2014

KPMG Auditores Independentes

CRC 2SP014428/O-6-F-PR

A free translation of the original report signed in Portuguese

João Alberto Dias Panceri

Accountant CRC PR048555/O-2

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 1, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.